AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 21, 1997

                                           REGISTRATION STATEMENT NO. 333-38993

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                 PRE-EFFECTIVE

                             AMENDMENT NO. 2
                                      TO
                                   FORM SB-2
                            REGISTRATION STATEMENT
                                   UNDER THE
                            SECURITIES ACT OF 1933

                               ----------------

                           ANIKA THERAPEUTICS, INC.
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

      MASSACHUSETTS                  8731                    04-3145961
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
      JURISDICTION        CLASSIFICATION CODE NUMBER)    IDENTIFICATION NO.)
   OF INCORPORATION OR
      ORGANIZATION)

                               ----------------

                            236 WEST CUMMINGS PARK
                          WOBURN, MASSACHUSETTS 01801
                                (781) 932-6616
         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               J. MELVILLE ENGLE
                                   PRESIDENT
                           ANIKA THERAPEUTICS, INC.
                            236 WEST CUMMINGS PARK
                          WOBURN, MASSACHUSETTS 01801
                                (781) 932-6616
           (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

        H. DAVID HENKEN, ESQ.                  RICHARD R. PLUMRIDGE, ESQ.
     GOODWIN, PROCTER & HOAR LLP             BROBECK, PHLEGER & HARRISON LLP
           EXCHANGE PLACE                       1633 BROADWAY, 47TH FLOOR
     BOSTON, MASSACHUSETTS 02109                   NEW YORK, NY 10019
           (617) 570-1000                            (212) 581-1600

                               ----------------

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS    SUBJECT TO COMPLETION, DATED NOVEMBER 21, 1997

                                3,000,000 SHARES

                  [LOGO OF ANIKA THERAPEUTICS APPEARS HERE]

                                  COMMON STOCK

  Of the shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby, 2,500,000 shares are being sold by Anika Therapeutics, Inc. ("Anika" or the "Company") and 500,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

  The Common Stock of the Company is traded on the Nasdaq Small-Cap Market under the symbol "ANIK." The Company has applied to have its Common Stock listed on the Nasdaq National Market under such symbol. On November 6, 1997, the last sale price of the Common Stock as reported on the Nasdaq Small-Cap Market was $8.5625 per share. See "Price Range of Common Stock and Dividend Policy."

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                          UNDERWRITING              PROCEEDS TO
                                PRICE TO DISCOUNTS AND  PROCEEDS TO   SELLING
                                 PUBLIC  COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
--------------------------------------------------------------------------------
Per Share.....................    $           $             $           $
--------------------------------------------------------------------------------
Total(3)......................   $           $             $           $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company, estimated at $500,000.
(3) The Company and certain stockholders of the Company have granted to the Underwriters a 30-day option to purchase up to an aggregate of 225,000 and 225,000 additional shares of Common Stock, respectively, on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to
    Selling Stockholders will be $   , $   , $    and $   , respectively. See
    "Underwriting."

                               -----------------

  The shares of Common Stock offered by this Prospectus are offered by the several Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates for the shares of Common Stock will be made at the offices of
Furman Selz LLC, New York, New York, on or about       , 1997.

FURMAN SELZ

                          VOLPE BROWN WHELAN & COMPANY

                                                         LEERINK SWANN & COMPANY

                               -----------------

                  THE DATE OF THIS PROSPECTUS IS       , 1997

Inside Front Cover

(1) Color photograph of Anika commercialized products (AMVISC, AMVISC PLUS, HYVISC and ORTHOVISC).

     Legend: Anika Therapeutics' family of ultra-pure, natural hyaluronic acid
             (HA) products is intended to promote protection and healing of bone, cartilage and soft tissue. Based on hyaluronic acid (HA), a naturally-occurring, biocompatible polymer found throughout the body, Anika's HA products are intended to restore the elasticity and viscosity of synovial fluid and provide lubrication and protection of tissues. Anika's currently marketed product line consists of ORTHVISC(R), an injectable, high molecular weight HA product used in the treatment of some forms of osteoarthritis and HYVISC(R), an HA product used in the treatment of equine osteoarthritis. Also, Anika manufactures AMVISC(R) and AMVISC Plus(R), HA products used as viscoelastic supplements in opthalmic surgery, for Chiron Vision, a subsidiary of Chiron Corporation. (ORTHOVISC(R), is approved for marketing in Canada and Europe; in the U.S.; it is currently limited to investigational use only.)



(2) Color medical illustration depicting knee anatomy as treated with ORTHOVISC.

     Legend: This diagram illustrates the knee joint coated within the synovial membrane by synovial fluid, the body's natural biomaterial which cushions and lubricates the knee; the inset illustration depicts a close-up, cross-sectional view of a bone's articulating surface coated by the synovial fluid of which hyaluronic acid (HA) is a major component. ORTHOVISC(R), Anika's ultra-pure, high molecular weight HA product, is intended to be injected into the synovial fluid space of an osteoarthritic joint to provide viscosupplementation. It can help to restore the elasticity and viscosity of the synovial fluid which can provide relief and improve joint mobility for up to six months after treatment.

  HYVISC(R), ORTHOVISC(R), and INCERT(R) are registered trademarks of the Company. All other trademarks, servicemarks or tradenames referred to in this Prospectus, including AMVISC(R), AMVISC(R) Plus and OSSIGEL(TM), are the property of their respective owners.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET-MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Investors should carefully consider the information set forth under the heading "Risk Factors" and elsewhere in this Prospectus, before purchasing the securities offered hereby. Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and gives effect to the automatic conversion of all outstanding shares of Series A Preferred Stock upon consummation of this offering. This Prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Prospective investors are cautioned that such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among other factors noted herein, the factors set forth under the heading "Risk Factors."

                                  THE COMPANY

  Anika Therapeutics, Inc. develops, manufactures and commercializes therapeutic products and devices intended to promote the protection and healing of bone, cartilage and soft tissue. These products are based on hyaluronic acid ("HA"), a naturally-occurring, biocompatible polymer found throughout the body. Due to its unique biophysical and biochemical properties, HA plays an important role in a number of physiological functions such as the protection and lubrication of soft tissues and joints, the maintenance of the structural integrity of tissues, and the transport of molecules to and within cells. The Company has been developing HA and HA based products since 1983. The Company's currently marketed products consist of ORTHOVISC(R), which is an HA product used in the treatment of some forms of osteoarthritis ("OA") in humans and HYVISC(R), which is an HA product used in the treatment of equine osteoarthritis. ORTHOVISC is currently approved for marketing in Canada and Europe; in the U.S. ORTHOVISC is currently limited to investigational use only. The Company manufactures AMVISC(R) and AMVISC Plus(R), which are HA products used as viscoelastic supplements in ophthalmic surgery, for Chiron Vision, a subsidiary of Chiron Corporation. The Company is currently developing INCERT(R), which is an HA based product designed for use in the prevention of post-surgical adhesions. In addition, the Company is collaborating with Orquest, Inc. to develop OSSIGEL(TM), an injectable formulation of basic fibroblast growth factor combined with HA designed to accelerate the healing of bone fractures.

  The Company is a leading manufacturer of ultra-pure, high molecular weight HA. The purity level and molecular weight of HA is important because if HA contains even trace levels of proteins, an immunogenic or inflammatory response may be elicited when the HA is introduced into the body and preclinical and clinical data suggest that high molecular weight HA correlates with increased efficacy of HA products. The Company believes its expertise and proprietary know-how in the development and manufacture of ultra-pure, high molecular weight HA products are difficult to replicate and provide it with a competitive advantage.

  The Company's goal is to leverage its position as a leading manufacturer of ultra-pure, high molecular weight HA for significant therapeutic applications. Key elements of the Company's strategy are to: (i) identify additional medical applications for HA; (ii) develop proprietary therapeutic products both on its own and in collaboration with strategic partners; (iii) capitalize on its existing proprietary high-quality and cost-effective HA manufacturing expertise; and (iv) establish strategic alliances for the marketing and distribution of its products.

                                    PRODUCTS

  The Company has been manufacturing AMVISC for use in ophthalmic surgery since 1983. Ophthalmic surgeons inject HA during cataract surgery to protect delicate tissues and to maintain the shape of the corneal chamber of the eye. The Company estimates that worldwide sales of HA ophthalmic products approximated $300 million in 1996. Industry sources indicate that there were over 2 million cataract surgeries and approximately

2.3 million viscoelastic units for ophthalmic surgery sold in the United States in 1996. The Company manufactures AMVISC and AMVISC Plus for Chiron Vision for distribution in the United States and internationally. In 1996, sales of AMVISC and AMVISC Plus represented approximately 20% of total sales of HA ophthalmic products in the United States.

  The Company has developed ORTHOVISC (currently limited to investigational use only in the U.S.) for the treatment of OA of the knee in humans. According to the Arthritis Foundation, osteoarthritis of some form afflicts approximately 16 million people in the U.S. ORTHOVISC is intended to be injected into the knee to restore the elasticity and viscosity of the synovial fluid. The Company's clinical studies have indicated that injection of HA into the knee joint can provide pain relief and improved joint mobility for up to six months after treatment. The Company's preclinical and clinical studies and experience with other HA products indicate that treatment with HA does not have certain adverse side effects that often accompany alternative treatments for OA, such as non-steroidal anti-inflammatory drugs ("NSAIDs") or steroid injections. While ORTHOVISC is not currently approved for marketing in Japan, HA products for the treatment of OA have been sold in Japan since the mid-1980s and total sales in Japan have grown to approximately $300 million in 1996. HA products for the treatment of OA have been more recently introduced in Europe and Canada. ORTHOVISC is approved for marketing in Canada for treatment of OA of the knee and temporomandibular joint ("TMJ") dysfunction and in Europe for the treatment of OA in synovial joints. In the United States, the Company has completed a pivotal clinical trial investigating the use of ORTHOVISC for treatment of OA of the knee which included 226 patients at ten centers. The Company is preparing a Pre-Market Approval Application ("PMA") for this use which it plans to file with the United States Food and Drug Administration ("FDA") before the end of 1997. On November 7, 1997, the Company entered into a distribution agreement with Zimmer, Inc., a subsidiary of Bristol-Myers Squibb Company ("Zimmer"), granting Zimmer the exclusive marketing and distribution rights to ORTHOVISC in the United States, Canada and certain selected countries in the Asia-Pacific region. The Company received an up-front non-refundable payment of $2.5 million upon signing and may receive up to an additional $20.5 million in payments contingent upon the achievement of certain regulatory and sales milestones. The Company has also entered into third-party arrangements for the distribution of ORTHOVISC in Spain, Portugal, Israel, Turkey and Egypt, and is currently selling ORTHOVISC in Canada and Turkey. The Company has also developed and sells an HA product, HYVISC, a veterinary product used primarily for the treatment of OA in racehorses that is distributed in the U.S. by Boehringer Ingelheim Animal Health, Inc.

  The Company is also developing INCERT, a bioabsorbable, cross-linked HA membrane that is designed to be placed between tissues during surgery to prevent post-surgical adhesions, in particular in abdominal, obstetric, gynecological and back surgeries. Adhesions that form after surgery are a major medical complication that can lead to intestinal blockage, female infertility and recurrent back pain. Costly secondary surgeries are often performed in an attempt to correct problems caused by adhesions. According to Medical Device International ("M.D.I."), over 1.8 million abdominal surgeries are performed annually in the United States and over 400,000 secondary surgeries were performed in 1994 to remove adhesions. M.D.I. and other industry sources estimate that the total worldwide market potential for all anti-adhesion products is approximately $900 million. The Company has completed preclinical studies of INCERT and currently plans to commence testing in humans in Europe during 1998.

  The Company, in collaboration with scientists and other companies, is also participating in the development of other applications of HA, including its potential as a drug delivery vehicle for pharmaceutical and biologic compounds. OSSIGEL, which is in preclinical development by Orquest, uses HA as a drug delivery vehicle for basic fibroblast growth factor to accelerate the healing of bone fractures. In addition, in collaboration with Tufts University and Massachusetts General Hospital, the Company is studying the use of HA oligosaccharides (discrete pieces of the HA molecule) to inhibit cancer metastasis. The Company's collaborative research has indicated that the HA oligosaccharides bind and block HA receptors on the surface of cancer cells that play a role in cancer metastasis. Neither of these products has been approved for clinical investigation or commercial distribution in the U.S. or any other market.

                                  THE OFFERING

Common Stock offered by the     2,500,000 shares
 Company......................
Common Stock offered by
 Selling Stockholders.........    500,000 shares
  Total Common Stock offered..  3,000,000 shares
Common Stock to be outstanding
 after the offering...........  9,381,879 shares(1)
Use of proceeds...............  To expand the Company's manufacturing facility, fund the Company's product research and
                                development efforts, including clinical trials,
                                and for working capital and other general
                                corporate purposes. See "Use of Proceeds."
Nasdaq symbol.................  ANIK

----------
(1) Assumes cashless exercise of all outstanding warrants to acquire shares of Series A Preferred Stock which are convertible into 453,638 shares of Common Stock. Excludes (i) 1,871,495 shares of Common Stock issuable upon the exercise of stock options outstanding as of October 31, 1997 with a weighted average exercise price of $3.68 per share and an additional 785,000 shares of Common Stock reserved for issuance under the Company's 1993 Stock Option Plan (the "Stock Option Plan") and an additional 17,500 shares of Common Stock reserved for issuance under the Company's 1993 Directors' Stock Option Plan (the "Directors' Plan") and (ii) 203,700 shares of Common Stock issuable upon the exercise of warrants outstanding as of October 31, 1997 with a weighted average exercise price of $3.28 per share. See "Management -- Executive Compensation," "Certain Transactions," "Description of Capital Stock" and "Shares Eligible for Future Sale."

                             SUMMARY FINANCIAL DATA

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       FOUR MONTHS      NINE MONTHS
                                                          ENDED            ENDED
                           YEAR ENDED AUGUST 31,      DECEMBER 31,     SEPTEMBER 30,
                          -------------------------  ----------------  ---------------
                           1994     1995     1996    1995(1)  1996(1)   1996     1997
                          -------  -------  -------  -------  -------  -------  ------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $ 4,663  $ 3,356  $ 4,613  $1,191   $ 1,212  $ 3,630  $5,962
Cost of sales...........    3,934    3,118    4,472   1,263     1,309    3,404   3,016
Gross profit (loss).....      728      238      141     (72)      (97)     226   2,946
Total operating
 expenses...............    2,230    2,222    3,104     840     2,619    2,589   2,749
Income (loss) before
 income taxes...........   (1,440)  (1,955)  (2,849)   (907)   (2,658)  (2,240)    302
Net income (loss).......   (1,440)  (1,955)  (2,849)   (907)   (2,658)  (2,240)    286
Earnings (loss) per
 common share and common
 share equivalents(2)...     (.45)    (.63)    (.76)   (.30)     (.56)    (.54)    .03
Common shares and common
 share equivalents
 outstanding............    3,177    3,225    4,053   3,294     4,905    4,479   6,358

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                         ACTUAL   AS ADJUSTED(3)
                                                         -------  --------------
BALANCE SHEET DATA:
Cash and cash equivalents............................... $ 3,055     $22,463
Working capital.........................................   5,186      24,594
Total assets............................................   8,131      27,539
Accumulated deficit.....................................  (9,088)     (9,088)
Stockholders' equity....................................   3,159      25,272

----------
(1) The Company changed its fiscal year end from August 31 to December 31, effective December 31, 1996. Represents data for the four month transitional year ended December 31, 1996 and the comparable period in 1995. See Note 1 of Notes to Financial Statements.
(2) See Note 2 of Notes to Financial Statements for a description of the method of computing earnings (loss) per common share and common share equivalents.
(3) Adjusted to reflect (i) the sale by the Company of 2,500,000 shares of Common Stock at an assumed public offering price of $8.5625 per share (after deducting the estimated underwriting discounts and commissions and estimated expenses of the offering) and the application of the net proceeds therefrom as set forth under "Use of Proceeds" and (ii) the exercise of all outstanding warrants to acquire Series A Preferred Stock.

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Common Stock offered hereby. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Discussions containing such forward-looking statements may be found in the material set forth under the headings "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in this Prospectus generally. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among other factors noted herein, the factors set forth below.

HISTORY OF LOSSES; UNCERTAINTY OF FUTURE PROFITABILITY

  The Company has incurred annual operating losses since its inception in May 1993 and had an accumulated deficit of approximately $9.1 million as of September 30, 1997. The continued development of the Company's products will require the commitment of substantial resources to conduct research and preclinical and clinical development programs, and to establish sales and marketing capabilities. The Company incurred substantial and increasing operating losses through December 31, 1996 and, although the Company had net income of $286,000 for the nine months ended September 30, 1997, the ability of the Company to reach sustained profitability is highly uncertain. To achieve sustained profitability the Company must, among other things, successfully complete development of certain of its products, obtain regulatory approvals and establish sales and marketing capabilities for certain of its products. There can be no assurance that the Company will be able to achieve sustained profitability. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

COMPETITION

  The Company competes with many companies, including large pharmaceutical companies and specialized medical products companies. Many of these companies have substantially greater financial and other resources, larger research and development staffs, more extensive marketing and manufacturing organizations and more experience in the regulatory process than the Company. The Company also competes with academic institutions, governmental agencies and other research organizations which may be involved in research, development and commercialization of products. Because a number of companies are developing HA products for similar applications, the successful commercialization of a particular product will depend in part upon the ability of the Company to complete clinical studies and obtain FDA marketing and foreign regulatory approvals prior to its competitors. There can be no assurance that the Company will be able to compete against current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

  The Company's quarterly operating results may fluctuate as a result of a number of factors, including timing of approvals of new products of the Company, its competitors or its customers, slower-than-anticipated market penetration rates of current products, temporary delays in obtaining certain product components from suppliers and the ability of the Company to establish marketing and distribution arrangements with strategic partners. A significant portion of the Company's expenses is relatively fixed in nature and the Company may not be able to reduce spending in response to shortfalls or delays in revenues. Such shortfalls or delays may result in a material adverse effect on the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Due to the foregoing factors, it is likely that in one or more future fiscal quarters the Company's operating results may be below the expectations of equity research analysts and investors. Such an occurrence could have a material adverse effect on the market price of the

Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

COMPREHENSIVE GOVERNMENT REGULATION; NO ASSURANCE OF FDA APPROVAL

  The Company's products, product development activities, manufacturing processes, and current and future sales and marketing are subject to extensive and rigorous regulation by the FDA and comparable agencies in foreign countries. In the United States, the FDA regulates the marketing, advertising, promotion, and distribution of medical devices, drugs, and biologics, as well as testing, manufacturing, labeling, recordkeeping, and reporting activities for such products.

  Medical products regulated by the FDA are generally classified as devices and/or drugs and/or biologics. Product development and approval within the FDA framework takes a number of years and involves the expenditure of substantial resources. There can be no assurance that the FDA will grant approval for the Company's new products on a timely basis if at all, or that FDA review will not involve delays that will adversely affect the Company's ability to commercialize additional products or expand permitted uses of existing products, or that the regulatory framework will not change, or that additional regulation will not arise at any stage of the Company's product development process which may adversely affect approval of or delay an application or require additional expenditures by the Company. In the event the Company's future products are regulated as human drugs or biologics, the FDA's review process typically would be substantially longer and more expensive than the review process for devices.

  The Company's ORTHOVISC product is currently regulated as a Class III device by the FDA. Class III devices are those that generally must receive pre-market approval by the FDA to ensure their safety and effectiveness (e.g. life-sustaining, life-supporting and implantable or new devices which have not been found to be substantially equivalent to legally marketed devices) and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution. In order for the Company to commercially distribute ORTHOVISC in the U.S., it must obtain FDA approval of a PMA. The Company is currently preparing a PMA for ORTHOVISC and plans to submit it by the end of 1997. The PMA approval process can be expensive, uncertain and lengthy. A number of devices for which pre-market approval has been sought have never been approved for marketing. The review of an application often occurs over a protracted time period and may take two years or more from the filing date to complete. There can be no assurance that the FDA will approve a PMA application for ORTHOVISC on a timely basis, if at all, or that the FDA review will not involve delays that will affect the Company's ability to commercialize additional products or expand permitted uses of existing products. Furthermore, even if granted, the approval may include significant limitations on the indications for use for which the product may be marketed. See "Business--Government Regulation."

  The Company's developmental HA products, including INCERT and HA oligosaccharides, have not obtained regulatory approval in the U.S. for investigational use and/or commercial marketing and sale. The Company believes that INCERT will be regulated as a Class III medical device and HA oligosaccharides will be regulated as a drug, although there can be no assurance that such products will not be otherwise classified. Before undertaking clinical trials in the U.S. to support a PMA, the Company must apply for and obtain FDA and/or institutional review board ("IRB") approval of an investigation device exemption ("IDE"). There can be no assurance that the Company will be permitted to undertake clinical trials of these or other future products in the U.S. or that clinical trials will demonstrate that the products are safe and effective or otherwise satisfy the FDA's pre-market approval requirements. Orquest has not received regulatory approval in the U.S. for the investigational use and/or commercial marketing and sale of OSSIGEL. OSSIGEL may be regulated as a Class III medical device, a biologic, a drug or a combination thereof. There can be no assurance that Orquest will be permitted to undertake clinical trials of OSSIGEL or, if clinical trials are permitted, that such clinical trials will demonstrate that OSSIGEL is safe and effective or otherwise satisfy FDA requirements.

  Once obtained, marketing clearance can be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance. The Company may be required to make further filings with the FDA under certain circumstances. The FDA's regulations require agency approval of a PMA supplement for certain changes if they affect the safety and effectiveness of an approved device, including, but not limited to, new indications for use, labeling changes, the use of a different facility to manufacture, process or package the device, changes in manufacturing methods or quality control systems and changes in performance or design specifications. Failure by the Company to receive approval of a PMA supplement regarding the use of a different manufacturing facility or any other change affecting the safety or effectiveness of an approved device on a timely basis, or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. The FDA could also limit or prevent the manufacture or distribution of the Company's products and has the power to require the recall of such products. Significant delay or cost in obtaining, or failure to obtain FDA clearance to market products, any FDA limitations on the use of the Company's products, or any withdrawal or suspension of clearance by the FDA could have a material adverse effect on the Company's business, financial condition and results of operations.

  In addition, all FDA-approved products manufactured by the Company must be manufactured in compliance with FDA's Good Manufacturing Practices ("GMP") regulations or, for medical devices, FDA's Quality System Regulations ("QSR"). Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspection by state and federal agencies, including the FDA. The FDA may inspect the Company and its facilities from time to time to determine whether the Company is in compliance with regulations relating to medical device and manufacturing companies, including regulations concerning manufacturing, testing, quality control and product labeling practices. There can be no assurance that the Company will be able to comply with current or future FDA requirements applicable to the manufacture of products.

  FDA regulations depend heavily on administrative interpretation and there can be no assurance that the future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. In addition, changes in the existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of the Company's products.

  Failure to comply with applicable regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the FDA to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution.

  In addition to regulations enforced by the FDA, the Company is subject to other existing and potential future federal, state, local and foreign regulations. International regulatory bodies often establish regulations governing product standards, packing requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. To enable the Company to market its products in Europe, the Company was required to receive a "CE" marking certification, an international symbol of quality and compliance with the applicable European medical device directive. In October 1996, the Company received an EC Design Examination and an EC Quality System Certificate from a European Notified Body, which entitles the Company to affix a CE marking on ORTHOVISC for the treatment of osteoarthritis in synovial joints. There can be no assurance that the Company will be able to achieve and/or maintain compliance required for CE marking or other foreign regulatory approvals for any or all of its products or that it will be able to produce its products in a timely and profitable manner while complying with applicable requirements. Federal, state, local and foreign regulations regarding the manufacture and sale of medical products are subject to change. The Company cannot predict what impact, if any, such changes might have on its business. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement also vary widely from country to country.

  The process of obtaining approvals from the FDA and other regulatory authorities can be costly, time consuming, and subject to unanticipated delays. There can be no assurance that approvals of the Company's products will be granted or that the Company will have the necessary funds to develop certain of such products. Any failure to obtain, or delay in obtaining, such approvals could adversely affect the ability of the Company to market its products. See "Business -- Government Regulation."

UNCERTAINTY REGARDING SUCCESS OF CLINICAL TRIALS

  Several of the Company's products, including INCERT and HA oligosaccharides, as well as the products of the Company's collaborative partners, including OSSIGEL, will require clinical trials to determine their safety and efficacy in humans for various conditions. There can be no assurance that the Company or its collaborative partners will not encounter problems that will cause it to delay or suspend clinical trials of any of these products. In addition, there can be no assurance that such clinical trials, if completed, will ultimately demonstrate these products to be safe and efficacious. See "Business -- Clinical Applications."

DEPENDENCE UPON MARKETING PARTNERS

  The Company does not plan to directly market and sell its current products to customers. Therefore, the Company's success will be dependent upon the efforts of its marketing partners and the terms and conditions of the Company's relationships with such marketing partners. The Company currently manufactures AMVISC and AMVISC Plus for Chiron Vision under a non-exclusive fixed price, five-year supply agreement which contains stated minimum annual purchase obligations and terminates on December 31, 2001. Bausch & Lomb, Inc. recently announced that it has signed definitive agreements to acquire Chiron Vision, as well as Storz Instrument Company, a subsidiary of American Home Products and a competitor of Chiron Vision. Since January 1, 1997, Chiron Vision has purchased AMVISC and AMVISC Plus in amounts substantially in excess of the minimum purchase obligations set forth in the AMVISC supply contract. There can be no assurance that the acquisitions will be consummated or if consummated, that Bausch & Lomb, Inc. will continue to purchase AMVISC and AMVISC Plus at levels beyond the stated minimum annual purchase obligations. Any such decrease in orders under the AMVISC supply contract could have a material adverse effect on the Company's business, financial condition and results of operations. For the nine months ended September 30, 1997 and 1996, AMVISC and AMVISC Plus sales through Chiron Vision accounted for 84% and 90% of net sales, respectively.

  On November 7, 1997, the Company entered into a distribution agreement with Zimmer for the exclusive marketing and distribution of ORTHOVISC in the United States, Canada and selected countries in the Asia-Pacific region. While the agreement provides for future payments to the Company of up to $20.5 million (which includes the right upon attaining certain milestones, at Zimmer's election, to make an equity investment in the Company equal to the greater of $2.5 million or 9.9% of the then outstanding Common Stock (but not to exceed 19.9% of the then outstanding Common Stock) at a premium to the then current market price), such payments are contingent upon the achievement of certain enumerated regulatory approval and sales milestones. There can be no assurance that such milestones will be met on a timely basis or at all and, accordingly, that any such payments will be received by the Company. In addition, Zimmer has the right to terminate the agreement on August 1, 1998 if certain specified events occur prior to that date and upon payment to Anika of $1.0 million in cash. These circumstances include (i) the failure of Zimmer to sell a stated minimum number of units of ORTHOVISC during the second quarter of 1998 or the failure of a competitor of the Company to report enumerated sales minimums during the first two quarters of 1998, (ii) an FDA requirement of additional clinical trials for ORTHOVISC or the FDA's acceptance for filing by a party other than Anika or its primary competitors of a PMA for an injectable HA product for the treatment of OA in humans without requiring submission of an IDE clinical study to support the application, (iii) both Synvisc and Hyalgan are either voluntarily or involuntarily withdrawn from the U.S. market, or (iv) if Zimmer undergoes a company-wide restructuring prior to June 30, 1998 which results in Zimmer's determination that the knee implant product line is not a core product. There can be no assurance that any of these events will not occur or, if any such event does occur, that Zimmer will not elect to terminate the agreement. Any such termination would have a material adverse effect on the Company's ability to market ORTHOVISC, which may have a material adverse effect on the Company's future operating results. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --
 Overview."

  The Company will need to obtain the assistance of additional marketing partners for new products which are brought to market and existing products brought to new markets. There can be no assurance that such additional partners will be available or that such partners will agree to market the Company's products on acceptable terms. The failure to establish strategic partnerships for the marketing and distribution of the

Company's products on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF MARKET ACCEPTANCE OF NEW PRODUCTS

  The Company's success will depend in part upon the acceptance of the Company's new products by the medical community, hospitals and physicians and other health care providers, and third-party payors. Such acceptance may depend upon the extent to which the medical community perceives the Company's products as safer, more effective or cost-competitive than other similar products. Ultimately, for the Company's new products to gain general market acceptance, it will also be necessary for the Company to develop marketing partners for the distribution of its products. There can be no assurance that the Company's new products will achieve significant market acceptance on a timely basis, or at all. Failure of some or all of the Company's new products to achieve significant market acceptance could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Competition."

DEPENDENCE ON PATENTS AND PROPRIETARY TECHNOLOGY

  The Company's success will depend, in part, on its ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties when necessary, and conduct its business without infringing the proprietary rights of others. The patent positions of pharmaceutical, medical products and biotechnology firms, including the Company, can be uncertain and involve complex legal and factual questions. There can be no assurance that any patent applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage, or will not be circumvented by others. In the event a third party has also filed one or more patent applications for any of its inventions, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office ("PTO") to determine priority of invention (see below), which could result in failure to obtain or the loss of patent protection for the inventions and the loss of any right to use the inventions. Even if the eventual outcome is favorable to the Company, such interference proceedings could result in substantial cost to the Company. Filing and prosecution of patent applications, litigation to establish the validity and scope of patents, assertion of patent infringement claims against others and the defense of patent infringement claims by others can be expensive and time consuming. There can be no assurance that in the event that any claims with respect to any of the Company's patents, if issued, are challenged by one or more third parties, that any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation could cause the Company to lose exclusivity covered by the disputed rights. If a third party is found to have rights covering products or processes used by the Company, the Company could be forced to cease using the technologies or marketing the products covered by such rights, could be subject to significant liabilities to such third party, and could be required to license technologies from such third party. Furthermore, even if the Company's patents are determined to be valid, enforceable, and broad in scope, there can be no assurance that competitors will not be able to design around such patents and compete with the Company using the resulting alternative technology.

  The Company has a policy of seeking patent protection for patentable aspects of its proprietary technology. The Company co-owns certain United States patents and a patent application which claim certain adhesion prevention uses and certain drug delivery uses of HA, and solely owns patents directed to certain manufacturing processes. The Company also holds an exclusive license from Tufts University to use technologies claimed in a United States patent application which relate to the anti-metastasis applications of HA oligosaccharides. The Company's issued patents expire between 2007 and 2015 and the license expires upon expiration of all related patents. The Company intends to seek patent protection with respect to products and processes developed in the course of its activities when it believes such protection is in its best interest and when the cost of seeking such protection is not inordinate. However, no assurance can be given that any patent application will be filed, that any filed applications will result in issued patents or that any issued patents will provide the Company with a competitive advantage or will not be successfully challenged by third parties. The protections afforded by patents will depend upon their scope and validity, and others may be able to design around the Company's patents. The

Company's issued patents and any patents which arise from the Company's licensed application would provide competitive protection, if at all, only in the United States. The Company has not, to date, pursued foreign patents equivalent to those issued or applied for in the United States.

  Other entities have filed patent applications for or have been issued patents concerning various aspects of HA-related products or processes. There can be no assurance that the products or processes developed by the Company will not infringe the patent rights of others in the future. Any such infringement may have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company has received notice from the PTO that a third party is attempting to provoke a patent interference with respect to one of the Company's co-owned patents covering the use of INCERT for post-surgical adhesion prevention. Although the Company believes that an interference will be declared by the PTO, it is too early to determine the merits of the interference or the effect, if any, the interference will have on the Company's marketing of INCERT for this use. The existence of the interference proceeding may have a negative impact on the marketing of the INCERT product, and no assurance can be given that the Company would be successful in any such interference proceeding. If the third-party interference were to be decided adversely to the Company, involved claims of the Company's patent would be cancelled, the Company's marketing of the INCERT product may be materially and adversely affected and the third party may enforce patent rights against the Company which could prohibit the sale and use of the INCERT products, which could have a material adverse effect on the Company's future operating results. See "Business -- Patents and Proprietary Rights."

  The Company also relies upon trade secrets and proprietary know-how for certain unpatented aspects of its technology. To protect such information, the Company requires all employees, consultants and licensees to enter into confidentiality agreements limiting the disclosure and use of such information. There can be no assurance that these agreements provide meaningful protection or that they will not be breached, that the Company would have adequate remedies for any such breach, or that the Company's trade secrets, proprietary know-how, and technological advances will not otherwise become known to others. In addition, there can be no assurance that, despite precautions taken by the Company, others have not and will not obtain access to the Company's proprietary technology. Further, there can be no assurance that third parties will not independently develop substantially equivalent or better technology.

  Pursuant to the AMVISC supply contract the Company has agreed to grant Chiron Vision a royalty-free, worldwide, exclusive license to the Company's manufacturing and product inventions which relate to AMVISC products, effective on December 31, 2001, the termination date of the AMVISC supply contract which became effective on January 1, 1997. Upon expiration of the AMVISC supply contract, there can be no assurance that Chiron Vision will continue to use the Company to manufacture AMVISC and AMVISC Plus. If Chiron Vision discontinues the use of the Company as a manufacturer after such time, the Company's business, financial condition and results of operations could be materially and adversely affected.

RISKS ASSOCIATED WITH MANUFACTURING

  The Company's results of operations are dependent upon the continued operation of its manufacturing facility in Woburn, Massachusetts. The operation of biomedical manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural and other disasters, and the need to comply with the requirements of directives of government agencies, including the FDA. In addition, the Company relies on a single supplier for syringes and a small number of suppliers for a number of other materials required for the manufacturing and delivery of its HA products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Nine months ended September 30, 1997 compared to nine months ended September 30, 1996." Furthermore, manufacturing processes and research and development efforts of the Company involve animals and products derived from animals. The utilization of animals in research and development and product commercialization is subject to increasing focus by animal rights activists. The activities of animal rights groups and other organizations that have protested animal based research and development programs or boycotted the products resulting from such programs could cause an interruption in the Company's manufacturing processes and research and development efforts. The occurrence of material operational problems, including but not limited to the events described above, could have a material adverse effect on the Company's business, financial condition and results of operations during the period of such operational difficulties. See "Business -- Manufacturing of Hyaluronic Acid."

NO ASSURANCE OF ABILITY TO MANAGE GROWTH

  The Company's future success depends on substantial growth in product sales. There can be no assurance that such growth can be achieved or, if achieved, can be sustained. There can be no assurance that if substantial growth in product sales and the demand for the Company's products is achieved, the Company will be able to (i) develop the necessary manufacturing capabilities,
(ii) obtain the assistance of additional marketing partners, (iii) attract, retain and integrate the required key personnel, or (iv) implement the financial, accounting and management systems needed to manage growing demand for its products, should it occur. Failure of the Company to successfully manage future growth could have a material adverse effect on the Company's business, financial condition and results of operations.

THIRD PARTY REIMBURSEMENT AND HEALTH CARE COST CONTAINMENT INITIATIVES

  In the U.S. and other markets, health care providers, such as hospitals and physicians, that purchase health care products, such as the Company's products, generally rely on third party payors, including Medicare, Medicaid and other health insurance and managed care plans, to reimburse all or part of the cost of the health care product. Reimbursement by a third party payor may depend on a number of factors, including the payor's determination that the use of the Company's products are clinically useful and cost-effective, medically necessary and not experimental or investigational. Since reimbursement approval is required from each payor individually, seeking such approvals can be a time consuming and costly process which, in the future, could require the Company or its marketing partners to provide supporting scientific, clinical and cost-effectiveness data for the use of the Company's products to each payor separately. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payors are increasingly attempting to contain the costs of health care products and services by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. In addition, Congress and certain state legislatures have considered reforms that may affect current reimbursement practices, including controls on health care spending through limitations on the growth of Medicare and Medicaid spending. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services developed by the Company. Outside the U.S., the success of the Company's products is also dependent in part upon the availability of reimbursement and health care payment systems. Lack of adequate coverage and reimbursement provided by government and other third party payors for the Company's products and services could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Third Party Reimbursement."

NEED FOR ADDITIONAL FUNDS; LIQUIDITY

  The Company anticipates that its cash and cash equivalents of approximately $3.1 million on September 30, 1997, together with the $2.5 million payment received upon signing of the distribution agreement with Zimmer, the net proceeds from the offering and cash flow from operations will be adequate to fund its operations for 24 months from the date of this Prospectus. The Company's future capital requirements and the adequacy of available funds will depend, however, on numerous factors, including market acceptance of its existing and future products, the successful commercialization of products in development, progress in its product development efforts, the magnitude and scope of such efforts, progress with preclinical studies, clinical trials and product clearances by the FDA and other agencies, the cost and timing of its efforts to expand its manufacturing capabilities, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, and the development of strategic alliances for the marketing of certain of its products. To the extent that funds generated from the Company's operations, together with the Company's existing capital resources and the net proceeds of this offering are insufficient to meet future requirements, the Company will be required to obtain additional funds through equity or debt financings, strategic alliances with corporate partners and others, or through other sources. The terms of any future equity financings may be dilutive to the Company's stockholders and the terms of any debt financings may contain restrictive covenants which limit the Company's ability to pursue certain courses of action. The ability of the Company to obtain financing is dependent on the status of the Company's future business prospects as well as conditions prevailing in the relevant capital markets. No assurance can be given that any additional financing will be made available to the Company or will be available on acceptable terms should such a need arise. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

EXPOSURE TO PRODUCT LIABILITY CLAIMS

  The testing, marketing and sale of human health care products entail an inherent risk of allegations of product liability, and there can be no assurance that substantial product liability claims will not be asserted against the Company. Although the Company has not received any material product liability claims to date and has a $1 million insurance policy to cover such claims should they arise, there can be no assurance that material claims will not arise in the future or that the Company's insurance will be adequate to cover all situations. Moreover, there can be no assurance that such insurance, or additional insurance, if required, will be available in the future or, if available, will be available on commercially reasonable terms. Any product liability claim, if successful, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Product Liability."

DEPENDENCE UPON KEY PERSONNEL

  The Company is highly dependent on the members of its management and scientific staff, the loss of one or more of whom could have a material adverse effect on the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled, scientific, managerial and manufacturing personnel. The Company faces significant competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining the personnel it requires. The failure to hire and retain such personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

UNCERTAINTY OF ESTIMATES

  To assist investors in evaluating the Company, this Prospectus contains certain estimates of market size and market share for the Company's and its competitors' HA products. These estimates have been derived by the Company on the basis of its analysis of industry reports, press releases and market research reports compiled by independent third-party sources which the Company believes to be reliable. However, all such estimates are inherently subject to uncertainties, and the Company is unable to determine with a degree of certainty the size of the market for certain HA based products and the market share held by its products.

  This Prospectus also reflects the Company's estimates regarding future regulatory submission dates. Regulatory submissions can be delayed, or plans to submit applications for product approvals can be canceled, for a number of reasons, including the receipt of unfavorable preclinical or clinical study results, changes in regulations, adoption of new or unanticipated enforcement of existing regulations, technological developments and competitive developments. Accordingly, no assurances can be given that the Company's anticipated submissions will be made on their target dates, or at all. Delays in such submissions could have a material adverse effect on the Company's business, financial condition and results of operations.

BROAD MANAGEMENT DISCRETION AS TO USE OF PROCEEDS

  The Company expects to use most of the net proceeds of this offering for expansion of its manufacturing facilities, to fund its research and development efforts, including clinical trials, and for working capital and general corporate purposes. A portion of the net proceeds of the offering may also be used to acquire or invest in products, technologies or other businesses. There are no current agreements or understandings with respect to any acquisitions, investments or other transactions. Accordingly, the Company's management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. Pending such uses, the Company intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities. See "Use of Proceeds."

ENVIRONMENTAL REGULATION

  The Company is subject to a variety of local, state and federal government regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic, or other hazardous substances used in the manufacture of the Company's products. Any failure by the Company to control the use, disposal, removal or storage of hazardous chemicals or toxic substances could subject the Company to significant liabilities, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Environmental Laws."

RISKS RELATING TO INTERNATIONAL OPERATIONS

  Approximately 10% of the Company's product sales during 1996 were generated in international markets through marketing partners. The Company's representatives, agents and distributors which sell products in international markets are subject to the laws and regulations of the foreign jurisdictions in which they operate and in which the Company's products are sold. A number of risks are inherent in international sales and operations. For example, the volume of international sales may be limited by the imposition of government controls, export license requirements, political instability, trade restrictions, changes in tariffs, difficulties in managing international operations, import restrictions and fluctuations in foreign currency exchange rates. Such changes in the volume of sales may have an adverse effect on the Company's business, financial condition and results of operations.

POTENTIAL VOLATILITY OF STOCK PRICE; NO CONTROL OVER MARKET MAKING

  The market price of shares of the Company's Common Stock may be highly volatile. Factors such as announcements of new commercial products or technological innovations by the Company or its competitors, disclosure of results of clinical testing or regulatory proceedings, governmental regulation and approvals, developments in patent or other proprietary rights, public concern as to the safety of products developed by the Company and general market conditions may have a significant effect on the market price of the Company's Common Stock. The trading price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the health care industry generally or in the medical products industry specifically, or other events or factors, many of which are beyond the Company's control. In addition, the stock market has experienced extreme price and volume fluctuations which have particularly affected the market prices of many medical products companies and which often have been unrelated to the operating performance of such companies. The Company's operating results in future quarters may be below the expectations of equity research analysts and investors. In such event, the price of the Common Stock would likely decline, perhaps substantially.

  No person is under any obligation to make a market in the Common Stock or publish research reports on the Company, and any person making a market in the Common Stock or publishing research reports on the Company may discontinue market making or publishing such reports at any time without notice. There can be no assurance that an active public market in the Common Stock will develop or, if developed, will be sustained.

LACK OF PAYMENT OF DIVIDENDS ON COMMON STOCK

  The Company has never paid cash dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future. The Company currently intends to retain any future earnings for use in the Company's business. See "Price Range of Common Stock and Dividend Policy."

CONTROL BY PRINCIPAL STOCKHOLDERS, DIRECTORS AND OFFICERS

  Upon completion of this offering, the present directors, executive officers and principal stockholders of the Company and their affiliates will beneficially own approximately 24.8% of the outstanding shares of Common Stock. As a result, these stockholders may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Company. See "Principal and Selling Stockholders."

RISKS INVOLVING SHARES ELIGIBLE FOR FUTURE SALE

  Sales of substantial amounts of Common Stock (including shares issued upon the exercise of outstanding options and warrants) in the public market after this offering, or the perception that such sales may occur, could adversely affect prevailing market prices for the Common Stock following this offering. Upon completion of this offering, the Company will have a total of 9,381,879 of Common Stock outstanding (assuming the exercise of all outstanding warrants to purchase Series A Preferred Stock). Of these shares, 8,123,051 shares of Common Stock, including the 3,000,000 offered hereby, will be freely tradable without restriction or registration under the Securities Act of 1933 ("Securities Act") by persons other than "affiliates" of the Company, as that term is defined in Rule 144 ("Rule 144") promulgated under the Securities Act ("Affiliates"). The remaining 1,258,828 shares of Common Stock, and an additional 203,700 shares of Common Stock issuable from time to time upon the exercise of outstanding warrants, are "restricted" securities that may be sold only if registered under the Securities Act, or sold in accordance with an applicable exemption from registration, such as Rule 144. As of October 31, 1997, 3,000,000 shares of Common Stock were reserved for issuance under the Stock Option Plan of which 1,871,495 shares were issuable upon the exercise of outstanding stock options, and 40,000 shares of Common Stock were reserved for issuance under the Directors' Plan, of which 22,500 shares were issuable upon the exercise of outstanding stock options. In June 1993 and June 1996, the Company filed registration statements on Form S-8 under the Securities Act to register all shares of Common Stock reserved for issuance under the Stock Option Plan and the Directors' Plan. Shares of Common Stock issued upon the exercise of options under either plan generally are available for sale in the open market, subject to Rule 144 limitations with respect to affiliates, and subject to the lock-up arrangements described below.

  The Company's executive officers, directors and certain other stockholders who, in the aggregate, will hold upon completion of this offering 1,279,880 shares of the outstanding Common Stock have entered into lock-up agreements which provide that, for a period of 180 days from the effective date of the Registration Statement of which this Prospectus is a part, they will not, directly or indirectly, offer, sell, offer to sell, contract to sell, or otherwise dispose of (or enter into any transaction which is designed to, or could be expected to, result in the disposition by any such person of) any shares of Common Stock or any securities convertible into or exercisable for Common Stock, or any right to purchase or acquire Common Stock without the prior written consent of Furman Selz LLC. Furman Selz LLC will have complete discretion in determining whether to consent to early releases from the lock-up agreements delivered in connection with the offering, and there can be no assurance that it will not consent to the early release of all or a portion of the shares of Common Stock and options covered by such lock-up agreements. See "Shares Eligible for Future Sale."

POSSIBLE ADVERSE EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Restated Articles of Organization and Amended and Restated By-laws could have the effect of discouraging a third party from pursuing a non-negotiated takeover of the Company and preventing certain changes in control. These provisions include a classified Board of Directors, advance notice to the Board of Directors of stockholder proposals, limitations on the ability of stockholders to remove directors and to call stockholder meetings, the provision that vacancies on the Board of Directors be filled by a majority of the remaining directors, the ability of the Board of Directors to issue, without further stockholder approval, preferred stock with rights and privileges which could be senior to the Common Stock and the ability of the Board of Directors to adopt a shareholder rights plan without seeking stockholder approval. The Company also is subject to Chapter 110F of the Massachusetts General Laws which, subject to certain exceptions, prohibits a Massachusetts corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder. These provisions could discourage a third party from pursuing a takeover of the Company at a price considered attractive by many stockholders, since such provisions could have the effect of preventing or delaying a potential acquiror from acquiring control of the Company and its Board of Directors. See "Description of Capital Stock."

                                  THE COMPANY

  The Company was a division of MedChem Products, Inc. ("MedChem") until 1993. The Company was incorporated under the laws of Massachusetts and became an independent publicly-traded entity in May 1993 when MedChem distributed all of the then outstanding shares of Common Stock of the Company to MedChem stockholders as a dividend. The Company's principal executive offices are located at 236 West Cummings Park, Woburn, Massachusetts 01801, and its telephone number is (781) 932-6616.

  As used in this Prospectus, the terms "Anika" and the "Company" refer to Anika Therapeutics, Inc. and its predecessor unless the context otherwise requires.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,500,000 shares of Common Stock offered by the Company hereby are estimated to be $19,408,000 ($21,200,000 if the Underwriters' overallotment option is exercised in full) at an assumed public offering price of $8.5625 per share after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders." The Company intends to use the net proceeds of this offering for expansion of its manufacturing facilities, to fund the Company's product research and development efforts, including clinical trials, and for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds of this offering to acquire or invest in new products or technologies or to acquire other businesses. The Company is not currently a party to any agreements or understandings with respect to any such acquisitions. Pending such uses, the Company will invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The Company's Common Stock is traded on the Nasdaq Small-Cap Market under the symbol "ANIK." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock on the Nasdaq Small-Cap Market. These prices represent prices between dealers and do not include retail mark-ups, markdowns or commissions and may not represent actual transactions.

                                                                    PRICE RANGE
                                                                   -------------
                                                                    HIGH   LOW
                                                                   ------ ------
1995
  First Quarter................................................... $2 7/8 $1 3/4
  Second Quarter..................................................  2 1/4  1 1/2
  Third Quarter...................................................  2 7/8  1 7/8
  Fourth Quarter..................................................  3      2 1/4
1996
  First Quarter................................................... $3 1/8 $2 5/8
  Second Quarter..................................................  4 5/8  2 7/8
  Third Quarter...................................................  7 7/8  3 1/2
  Fourth Quarter..................................................  6 5/8  4 3/8
  Transitional Year(1)............................................  6 1/4  3 3/8
1997
  First Quarter................................................... $6 1/4 $3 1/2
  Second Quarter..................................................  7      5
  Third Quarter...................................................  9 1/4  6 3/8
  Fourth Quarter (through November 6, 1997).......................  9 1/4  7 1/2

----------
(1) Represents the four-month transitional year ended December 31, 1996.

  On November 6, 1997, the last reported sale price per share of the Common Stock on the Nasdaq Small-Cap Market was $8.5625. At September 30, 1997, there were 294 holders of record of the Common Stock. The Company has applied to have the Common Stock listed for quotation on the Nasdaq National Market effective upon completion of this offering under its current symbol "ANIK."

  The Company has never declared or paid any cash dividends on its Common Stock. The Company currently intends to retain earnings, if any, for use in its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Payment of future dividends, if any, on the Common Stock will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, anticipated cash needs and plans for expansion. See "Description of Capital Stock -- Authorized and Outstanding Capital Stock."

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of September 30, 1997 on an actual basis and as adjusted to give effect to (i) the sale by the Company of 2,500,000 shares of Common Stock offered hereby at an assumed public offering price of $8.5625 per share and receipt and application of the net proceeds therefrom as described in "Use of Proceeds" and (ii) the cashless exercise of all outstanding warrants to acquire Series A Preferred Stock and conversion of all outstanding shares of Series A Preferred Stock upon completion of the offering on a 10-for-1 basis. This table should be read in conjunction with the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                          SEPTEMBER 30, 1997
                                                         ---------------------
                                                         ACTUAL(1) AS ADJUSTED
                                                         --------- -----------
                                                            (IN THOUSANDS)
Redeemable convertible preferred stock, $.01 par value:
 750,000 shares authorized; 130,211 shares issued and
 outstanding, actual; none issued and outstanding, as
 adjusted ..............................................  $ 2,706      --
Stockholders' equity:
  Undesignated preferred stock, $.01 par value:
   1,250,000 shares authorized; no shares issued and
   outstanding actual and as adjusted...................    --         --
  Common stock, $.01 par value: 15,000,000 shares
   authorized; 5,123,051 shares issued and outstanding,
   actual; 9,381,879 shares issued and outstanding, as
   adjusted(1)..........................................       51    $    94
  Additional paid-in capital............................   12,196     34,266
  Accumulated deficit...................................   (9,088)    (9,088)
                                                          -------    -------
    Total stockholders' equity..........................  $ 3,159    $25,272
                                                          =======    =======

----------
(1) Excludes (i) 1,871,495 shares of Common Stock issuable upon exercise of options outstanding as of October 31, 1997 with a weighted average exercise price of $3.68 per share and an additional 785,000 shares of Common Stock reserved for future grants under the Stock Option Plan and an additional 17,500 shares reserved for future grants under the Director's Plan and (ii) 203,700 shares of Common Stock issuable upon the exercise of warrants outstanding as of October 31, 1997 with a weighted average exercise price of $3.28 per share. See "Management -- Executive Compensation," "Certain Transactions," "Description of Capital Stock," and "Shares Eligible for Future Sale."

                            SELECTED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" as of and for the nine-month period ended September 30, 1997, as of and for the four-month transitional year ended December 31, 1996, and as of and for each of the years in the three-year period ended August 31, 1996, have been derived from the financial statements of Anika Therapeutics, Inc. which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The financial statements, including the independent auditors' report thereon, as of and for the nine-month period ended September 30, 1997, as of and for the four-month transitional year ended December 31, 1996 and for the year ended August 31, 1996, are included elsewhere in this Prospectus. The selected financial data presented below as of and for the nine-month period ended September 30, 1996 and as of and for the four-month period ended December 31, 1995 are derived from the unaudited financial statements of the Company.

                                                       FOUR MONTHS      NINE MONTHS
                                                          ENDED            ENDED
                           YEAR ENDED AUGUST 31,      DECEMBER 31,     SEPTEMBER 30,
                          -------------------------  ----------------  ---------------
                           1994     1995     1996    1995(1)  1996(1)   1996     1997
                          -------  -------  -------  -------  -------  -------  ------
STATEMENT OF OPERATIONS
 DATA:
Net sales...............  $ 4,662  $ 3,356  $ 4,613  $1,191   $ 1,212  $ 3,630  $5,962
Cost of sales...........    3,934    3,118    4,472   1,263     1,309    3,404   3,016
                          -------  -------  -------  ------   -------  -------  ------
Gross profit (loss).....      728      238      141     (72)      (97)     226   2,946
                          -------  -------  -------  ------   -------  -------  ------
Operating expenses:
Research and
 development............    1,496    1,318    1,635     456     1,310    1,348   1,477
Selling, general and
 administrative.........      734      904    1,469     384     1,309    1,241   1,272
                          -------  -------  -------  ------   -------  -------  ------
Total operating
 expenses...............    2,230    2,222    3,104     840     2,619    2,589   2,749
                          -------  -------  -------  ------   -------  -------  ------
Interest income, net....      (62)     (29)    (114)     (5)      (58)    (123)   (105)
                          -------  -------  -------  ------   -------  -------  ------
Income (loss) before
 income taxes...........   (1,440)  (1,955)  (2,849)   (907)   (2,658)  (2,240)    302
Income taxes............    --       --       --       --       --       --         16
                          -------  -------  -------  ------   -------  -------  ------
Net income (loss).......  $(1,440) $(1,955) $(2,849) $ (907)  $(2,658) $(2,240) $  286
                          =======  =======  =======  ======   =======  =======  ======
Earnings (loss) per
 common share and common
 share equivalents(2)...  $  (.45) $  (.63) $  (.76) $ (.30)  $  (.56) $  (.54) $  .03
Common shares and common
 share equivalents
 outstanding............    3,177    3,225    4,053   3,294     4,905    4,479   6,358

                               AUGUST 31,            DECEMBER 31,      SEPTEMBER 30,
                         -------------------------  ----------------  ----------------
                          1994     1995     1996     1995     1996     1996     1997
                         -------  -------  -------  -------  -------  -------  -------
BALANCE SHEET DATA:
Cash and cash
 equivalents............ $ 2,584  $ 2,825  $ 3,651  $ 1,743  $ 2,705  $ 3,399  $ 3,055
Working capital.........   5,520    4,972    5,858    3,943    4,226    5,701    5,186
Total assets............   7,698    8,046    8,580    7,280    6,920    8,400    8,131
Redeemable convertible
 preferred stock........   --       2,326    2,523    2,394    2,603    2,543    2,706
Accumulated deficit.....  (1,913)  (3,867)  (6,716)  (4,774)  (9,374)  (7,014)  (9,088)
Stockholders' equity....   5,378    3,544    4,415    2,591    2,369    4,216    3,159

----------
(1) The Company changed its fiscal year end to December 31, effective December 31, 1996. The financial data presented are for the four-month transitional year ended December 31, 1996 and the comparable period in 1995. See Note 1 of Notes to Financial Statements.
(2) See Note 2 of Notes to Financial Statements for a description of the method of computing earnings (loss) per common share and common share equivalents.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the financial condition and results of operations of Anika should be read in conjunction with the accompanying financial statements and footnotes. This Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Discussions containing such forward-looking statements may be found in the material set forth below as well as in the Prospectus generally. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among other factors noted herein, the factors set forth under the heading "Risk Factors."

OVERVIEW

  The Company develops, manufactures and commercializes therapeutic products and devices intended to promote the protection and healing of bone, cartilage and soft tissue. These products are based on hyaluronic acid, a naturally-occurring, biocompatible polymer found throughout the body. Due to its unique biophysical and biochemical properties, HA plays an important role in a number of physiological functions such as the protection and lubrication of soft tissues and joints, the maintenance of the structural integrity of tissues, and the transport of molecules to and within cells. The Company has been developing HA and HA based products since 1983. The Company's currently marketed products consist of ORTHOVISC(R), which is an HA product used in the treatment of some forms of osteoarthritis in humans, and HYVISC(R), which is an HA product used in the treatment of equine osteoarthritis. ORTHOVISC is currently approved for marketing in Canada and Europe; in the U.S. ORTHOVISC is currently limited to investigational use only. The Company manufactures AMVISC(R) and AMVISC Plus(R), which are HA products used as viscoelastic supplements in ophthalmic surgery, for Chiron Vision. The Company is currently developing INCERT(R), which is an HA based product designed for use in the prevention of post-surgical adhesions. In addition, the Company is collaborating with Orquest, Inc. to develop OSSIGEL(TM), an injectable formulation of basic fibroblast growth factor combined with HA designed to accelerate the healing of bone fractures.

  The Company receives a substantial portion of its revenue from the sale of AMVISC and AMVISC Plus to Chiron Vision. For the nine months ended September 30, 1997 and 1996, AMVISC sales accounted for 84% and 90% of total revenue, respectively. In addition, sales of ORTHOVISC to the Company's marketing partner in Turkey accounted for 10% of net sales for the nine months ended September 30, 1997. The Company also sells ORTHOVISC in Canada directly, and sells HYVISC in the United States through Boehringer Ingelheim Animal Health, Inc.

  The Company supplies AMVISC to Chiron Vision under a five-year supply contract (the "AMVISC Supply Contract") that expires in December 2001. Chiron Vision assumed the AMVISC Supply Contract when it purchased IOLAB from Johnson & Johnson in March 1995. Bausch & Lomb, Inc. recently announced that it has signed definitive agreements to acquire Chiron Vision, as well as Storz Instrument Company, a subsidiary of American Home Products and a competitor of Chiron Vision. There can be no assurance, however, that such acquisitions will be consummated or, if consummated, will not adversely affect the Company's business. The current AMVISC Supply Contract has stated minimums with substantially higher unit selling prices than a previous six-year supply contract with Chiron Vision which expired on December 31, 1996. Under the previous supply contract, the Company was obligated to supply AMVISC at unit selling prices that approximated the Company's unit manufacturing cost. This previous supply contract was a component of MedChem's sale of the AMVISC product line to IOLAB in connection with the settlement in January 1991 of patent litigation between Pharmacia, IOLAB and MedChem. The Company has no additional obligations to Chiron Vision as a result of the settlement of such litigation.

  In November 1997, the Company entered into a long-term distribution agreement with Zimmer, Inc., a subsidiary of Bristol-Myers Squibb Company (the "Zimmer Distribution Contract"). The Zimmer Distribution Contract provides Zimmer with exclusive marketing and distribution rights to ORTHOVISC in the United States, Canada, Australia, Hong Kong, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, Taiwan and Thailand. Zimmer also has the option under the agreement to seek regulatory approval for and market ORTHOVISC in Japan and has a right of first offer with respect to China. Upon signing of the agreement, the Company received an up-front non-refundable payment of $2.5 million. Zimmer has also agreed to make payments aggregating up to $20.5 million upon the achievement of certain regulatory approval and enumerated sales milestones. As an alternative to a $2.5 million milestone payment, Zimmer has the right to elect to acquire shares of the Company's Common Stock equal to the greater of $2.5 million or 9.9% of the then outstanding Common Stock (but not to exceed 19.9% of the then outstanding Common Stock) at a premium to the then current market price. There can be no assurance that any of such milestones will be met on a timely basis or at all. In addition, Zimmer has the right to terminate the agreement on August 1, 1998 if certain specified events occur prior to that date and upon payment to Anika of $1.0 million in cash. These circumstances include (i) the failure of Zimmer to sell a stated minimum number of units of ORTHOVISC during the second quarter of 1998 or the failure of a competitor of the Company to report enumerated sales minimums during the first two quarters of 1998, (ii) an FDA requirement of additional clinical trials for ORTHOVISC or the FDA acceptance for filing by a party other than Anika or its primary competitors of a PMA for an injectable HA product for the treatment of OA in humans without requiring submission of an IDE clinical study to support the application, (iii) both Synvisc and Hyalgan are either voluntarily or involuntarily withdrawn from the U.S. market, or (iv) if Zimmer undergoes a company-wide restructuring prior to June 30, 1998 which results in Zimmer's determination that the knee implant product line is not a core product. There can be no assurance that any of these events will not occur or, if any such event does occur, that Zimmer will not elect to terminate the agreement. Any such termination would have a material adverse effect on the Company's ability to market ORTHOVISC, which may have a material adverse effect on the Company's future operating results.

  On October 28, 1997, the Company amended the Stock Option Plan to reserve an additional 1,000,000 shares of Common Stock for issuance under the Stock Option Plan, and granted to certain executive officers and employees options to acquire 235,000 shares of Common Stock at an exercise price of $7.625 per share, vesting over a four-year period. Such grants are subject to the completion of this offering and stockholder approval of the amendment to the Stock Option Plan. The amendment to the Plan will be submitted for stockholders' approval at the Company's next annual meeting of stockholders. If the amendment is approved by stockholders, the Company will be required to record compensation expense with respect to the 235,000 options granted October 28, 1997 over the four-year vesting period equal to the difference, if any, between the exercise price and the market value of the Common Stock at the time of such approval.

RESULTS OF OPERATIONS

  The following table presents, for the periods indicated, the percentage relationship that certain statement of operations items bear to net sales:

                                                     FOUR MONTHS     NINE MONTHS
                                                        ENDED           ENDED
                           YEAR ENDED AUGUST 31,     DECEMBER 31,   SEPTEMBER 30,
                          -------------------------  -------------  --------------
                           1994     1995     1996    1995    1996    1996    1997
                          -------  -------  -------  -----  ------  ------  ------
Net sales...............    100.0%   100.0%   100.0% 100.0%  100.0%  100.0%  100.0%
Gross profit (loss).....     15.6      7.1      3.1   (6.0)   (8.0)    6.2    49.4
Research and development
 expense................     32.1     39.3     35.4   38.2   108.1    37.1    24.8
Selling, general and
 administrative
 expense................     15.7     26.9     31.9   32.2   108.0    34.2    21.3
Total operating
 expenses...............     47.8     66.2     67.3   70.4   216.1    71.3    46.1
Interest income, net....     (1.3)    (0.9)    (2.5)  (0.4)   (4.8)   (3.4)   (1.8)
Net income (loss).......    (30.9)   (58.3)   (61.8) (76.2) (219.3)  (61.7)    4.8

NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

  Net sales. Net sales of HA products for the nine months ended September 30, 1997 totaled $6.0 million, an increase of $2.4 million, or 67%, over the $3.6 million recorded for the prior year. The increase in sales was primarily attributable to an increase in sales of AMVISC and ORTHOVISC. Sales of AMVISC as measured in units declined by 9% from the prior period, which was more than offset by a 67% increase in the average unit selling price of AMVISC under the AMVISC Supply Contract. Future increases in selling prices under the AMVISC Supply Contract will be limited to annual adjustments based on changes in the producer price index during the term of the contract, which expires December 31, 2001. Sales of ORTHOVISC as measured in units increased 475% over the prior period. ORTHOVISC sales began in late 1996. Customer orders received for units of AMVISC and ORTHOVISC scheduled for delivery during the nine months ended September 30, 1997 exceeded the prior year by 11%. At September 30, 1997, the Company had $1.0 million of AMVISC and ORTHOVISC customer back orders that were not shipped in September due to a quality problem in syringes supplied by a third party used to deliver the Company's HA products which resulted in a shortage of these syringes. The Company and the supplier have rectified the quality problem, the supplier replaced the faulty syringes and the Company anticipates that all of the $1.0 million in customer back orders will be shipped during the fourth quarter of 1997.

  Gross profit. The Company's gross profit as a percentage of sales increased to 49% for the nine months ended September 30, 1997 versus 6% in the prior year. The increase in the gross profit was primarily due to a 67% increase in the average unit selling price of AMVISC under the new AMVISC Supply Contract and increased sales volume of ORTHOVISC, which has a higher gross margin per unit than AMVISC.

  Research and development. Research and development expenses for the nine months ended September 30, 1997 increased by $129,000, or 9.6%, to $1.5 million from $1.3 million recorded in the prior year. The increase was primarily due to expenses associated with the ORTHOVISC clinical trial.

  Selling, general and administrative. Selling general and administrative expenses for the nine months ended September 30, 1997 increased by $30,000, or 2.4%, to $1.3 million from $1.2 million in the prior year. The staffing level was substantially the same and the increase was due primarily to salary increases.

FOUR MONTHS ENDED DECEMBER 31, 1996 COMPARED TO FOUR MONTHS ENDED DECEMBER 31, 1995

  Net sales. Net sales of HA products for the four month transitional period ended December 31, 1996 totaled $1.2 million, which was substantially unchanged from the net sales recorded for the comparable four month period of the prior year.

  Gross loss. The Company's gross loss as a percentage of net sales was 8.0% for the four month transitional year ended December 31, 1996, an increase of two percentage points from the 6.0% gross loss recorded for the same period in 1995. The increase was primarily attributable to increased sales of HA products with lower margins.

  Research and development. Research and development expenses for the four-month transitional year ended December 31, 1996 increased by $854,000, or 187.3%, to $1.3 million from $456,000 for the same period last year. The increase was primarily attributable to $600,000 in expenses related to the clinical trial for ORTHOVISC and the amortization of $375,000 of unearned stock option compensation related to the amendment of the employment agreement of the Company's chief scientist.

  Selling, general and administrative. Selling, general and administrative expenses for the four-month transitional year ended December 31, 1996 increased by $925,000, or 240.9%, to $1.3 million from $384,000 for the same period last year. The increase was primarily attributable to the hiring of additional marketing and administrative staff, a $544,000 write-off of leasehold improvements and lease expenses resulting from closing one of the Company's facilities, and $200,000 in severance costs associated with the departure of the Company's former president.

YEAR ENDED AUGUST 31, 1996 COMPARED TO YEAR ENDED AUGUST 31, 1995

  Net sales. Net sales of HA products totaled $4.6 million in the fiscal year ended August 31, 1996 representing an increase of $1.3 million, or 38.2%, from the $3.4 million for fiscal 1995. The increase was primarily attributable to an increase in the volume of AMVISC sales.

  Gross profit. The Company's gross profit as a percentage of net sales declined to 3% in the fiscal year ended August 31, 1996, from 7% in fiscal 1995. During the year ended August 31, 1996 the balance in the AMVISC manufacturing reserve of $521,000 was written off to cost of goods sold since the previous AMVISC supply contract was marginally profitable and it expired on December 31, 1996. The Company determined that the reserve was no longer required as the previous AMVISC supply contract was expected to remain marginally profitable through the end of the contract period. The decrease in gross profit as a percentage of net sales is attributable to higher manufacturing costs per unit in the fiscal year ended August 31, 1996 versus fiscal 1995 and an unfavorable mix of product sales in the fiscal year ended August 31, 1996 versus fiscal 1995.

  Research and development. Research and development expenses increased by $317,000, or 24.0%, to $1.6 million in the fiscal year ended August 31, 1996 from $1.3 million in fiscal 1995. The increase was attributable primarily to the commencement of the pivotal ORTHOVISC clinical trial in the United States.

  Selling, general and administrative. Selling, general and administrative expenses for the fiscal year ended August 31, 1996 increased by $565,000, or 62.5%, to $1.5 million from $904,000 in fiscal 1995. The increase was attributable primarily to additions to administration staffing for the fiscal year ended August 31, 1996, increased selling and marketing costs associated with the international commercialization of ORTHOVISC and severance payments to the Company's former president.

  Net interest income. The Company's net interest income increased to $114,000, or 293.0%, in the fiscal year ended August 31, 1996 from $29,000 in fiscal 1995. The increase is attributable to the Company having more cash to invest on average in the fiscal year ended August 31, 1996 as compared to fiscal 1995.

  Income tax benefit. The Company has not recorded income tax benefits for the fiscal years ended August 31, 1996 and 1995. The Company will not be able to record income tax benefits from the operating losses incurred after May 1, 1993 until the Company has operating profits, since the realization of these benefits cannot be reasonably assured.

QUARTERLY RESULTS OF OPERATIONS

  The following tables set forth certain unaudited quarterly results of operations for each of the three quarters ended September 30, 1997, the four-month transitional year ended December 31, 1996 and each of the three quarters ended August 31, 1996, together with such data as percentages of net sales. In the opinion of management, this quarterly information has been prepared on a basis consistent with the fiscal year Financial Statements presented elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information for the periods presented when read in conjunction with the Financial Statements and the Notes thereto. The operating results for any period set forth below are not necessarily indicative of results for the full fiscal year or any future quarter.

                                                  PERIOD ENDED
                         ---------------------------------------------------------------------
                         FEB. 29,  MAY 31,   AUG. 31,  DEC. 31,   MARCH 31, JUNE 30, SEPT. 30,
                           1996     1996       1996    1996(1)      1997      1997     1997
                         --------  -------   --------  --------   --------- -------- ---------
                                                 (IN THOUSANDS)
Net sales...............  $1,020   $1,461     $1,270   $ 1,212     $1,927    $2,450   $1,584
Cost of sales...........   1,187    1,293      1,167     1,309      1,019     1,188      809
                          ------   ------     ------   -------     ------    ------   ------
  Gross profit (loss)...    (167)     168        103       (97)       908     1,262      775
                          ------   ------     ------   -------     ------    ------   ------
Operating expenses:
 Research and
  development...........     391      465        477     1,310        323       509      645
 Selling, general and
  administrative........     309      307        591     1,309        394       436      441
                          ------   ------     ------   -------     ------    ------   ------
  Total operating
   expenses.............     700      772      1,068     2,619        717       945    1,086
                          ------   ------     ------   -------     ------    ------   ------
Interest income
 (expense), net.........       1      (53)       (51)      (58)       (29)      (30)     (46)
                          ------   ------     ------   -------     ------    ------   ------
Income (loss) before
 income taxes...........    (868)    (551)      (914)   (2,658)       220       347     (265)
Income taxes............    --       --         --        --            4        10        2
                          ------   ------     ------   -------     ------    ------   ------
  Net income (loss).....  $ (868)  $ (551)    $ (914)  $(2,658)    $  216    $  337   $ (267)
                          ======   ======     ======   =======     ======    ======   ======
                                           AS PERCENTAGE OF NET SALES
                         ---------------------------------------------------------------------
                                                  PERIOD ENDED
                         ---------------------------------------------------------------------
                         FEB. 29,  MAY 31,   AUG. 31,  DEC. 31,   MARCH 31, JUNE 30, SEPT. 30,
                           1996     1996       1996    1996(1)      1997      1997     1997
                         --------  -------   --------  --------   --------- -------- ---------
Net sales...............   100.0%   100.0%     100.0%    100.0%     100.0%    100.0%   100.0%
Cost of sales...........   116.4     88.5       91.9     108.0       52.9      48.5     51.1
                          ------   ------     ------   -------     ------    ------   ------
  Gross profit (loss)...   (16.4)    11.5        8.1      (8.0)      47.1      51.5     48.9
Operating expenses:
 Research and
  development...........    38.3     31.8       37.6     108.1       16.8      20.8     40.7
 Selling, general and
  administrative........    30.3     21.0       46.5     108.0       20.4      17.8     27.8
                          ------   ------     ------   -------     ------    ------   ------
  Total operating
   expenses.............    68.6     52.8       84.1     216.1       37.2      38.6     68.5
Interest income
 (expense), net.........     0.1     (3.6)      (4.0)     (4.8)      (1.5)     (1.2)    (2.9)
Income (loss) before
 income taxes...........   (85.1)   (37.7)     (72.0)   (219.3)      11.4      14.2    (16.7)
Income taxes............    --       --         --        --          0.2       0.4      0.2
                          ------   ------     ------   -------     ------    ------   ------
  Net income (loss).....   (85.1)%  (37.7)%    (72.0)%  (219.3)%     11.2%     13.8%   (16.9)%
                          ======   ======     ======   =======     ======    ======   ======

----------
(1) Represents four-month transitional year following change of fiscal year from August 31 year end to December 31 year end.

  The Company's quarterly operating results may fluctuate as a result of a number of factors, including timing of approvals of new products by the Company, its competitors or its customers, slower-than-anticipated market penetration rates of current products, temporary delays in obtaining certain product components from suppliers or the ability to establish marketing and distribution relationships with strategic partners. A significant portion of the Company's expenses is relatively fixed in nature and the Company may not be able to reduce spending in response to shortfalls or delays in revenues. Such shortfalls or delays may result in a material adverse effect on the Company's business, financial condition and results of operations. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance. Due to the foregoing factors, it is likely that in one or more future fiscal quarters the Company's operating results may be below the expectations of equity research analysts and investors. Such an occurrence could have a material adverse effect on the market price of the Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

  The Company has incurred annual operating losses since its inception on May 1, 1993 that have resulted in an accumulated deficit of $9.1 million as of September 30, 1997. The Company has funded these operating losses from the sale of $5.8 million in equity securities and the receipt of $5.9 million in equity capital from MedChem on May 1, 1993 when the Company was spun-off to the shareholders of MedChem.

  In March 1996, the Company completed a financing involving the private placement of 1,455,000 shares of newly issued Common Stock to institutional and private accredited investors. Total gross proceeds were approximately $4.0 million and net proceeds to the Company after fees and expenses were approximately $3.5 million. In connection with the private placement, the Company issued to the private placement agent warrants to purchase 57,036 shares of Common Stock at $4.00 per share and warrants to purchase 146,664 shares of Common Stock at $3.00 per share. The proceeds from the private placement were used to repay $1.0 million of indebtedness and for working capital.

  On May 17, 1995, the Company raised through a private placement $2,235,642, net of offering costs, from the issuance of 120,970 shares of Series A Preferred Stock at a selling price of $20.00 per share. Each share of the Series A Preferred Stock is entitled to receive an annual dividend on May 1 of each year at a rate of $1.80 per share, payable in additional shares of Series A Preferred Stock, with the number of dividend shares determined by the price of the Company's Common Stock. The Company may elect to pay the dividend in cash if certain financial covenants are met. During each consecutive 90 day period in which the average quarterly price of the Company's Common Stock remains above $6.00 per share, no dividend will accrue. Each outstanding share of Series A Preferred Stock will automatically convert into 10 shares of Common Stock effective upon completion of this offering. At September 30, 1997, there were an aggregate of 130,211 shares of Series A Preferred Stock outstanding which were convertible at such date into 1,302,110 shares of Common Stock.

  At September 30, 1997, the Company had cash and cash equivalents of $3.1 million and working capital of $5.2 million. The Company believes that the $2.5 million payment received upon signing of the Zimmer Distribution Contract, the net proceeds from this offering, cash from operations and current cash balances will be sufficient to meet its operating requirements for at least 24 months from the date of this Prospectus. Thereafter, the Company may require additional financing to fund its operations and for the construction of a new manufacturing facility. The Company's future capital requirements and the adequacy of available funds will depend, however, on numerous factors, including market acceptance of its existing and future products, the successful commercialization of products in development, progress in its product development efforts, the magnitude and scope of such efforts, progress with preclinical studies, clinical trials and product clearances by the FDA and other agencies, the cost and timing of its efforts to expand its manufacturing capabilities, the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights, competing technological and market developments, and the development of strategic alliances for the marketing of certain of its products. To the extent that funds generated from the Company's operations, together with the Company's existing capital resources and the net proceeds of this offering are insufficient to meet future requirements, the Company will be required to obtain additional funds through equity or debt financings, strategic alliances with corporate partners and others, or through other sources. The terms of any future equity financings may be dilutive to the Company's stockholders and the terms of any debt financings may contain restrictive covenants which limit the Company's ability to pursue certain courses of action. The ability of the Company to obtain financing is dependent on the status of the Company's future business prospects as well as conditions prevailing in the relevant capital markets. No assurance can be given that any additional financing will be made available to the Company or will be available on acceptable terms should such a need arise. The Company's estimate of the time period for which cash and cash equivalents, net proceeds from this offering and cash from operations will be adequate to fund operations is a forward looking statement within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to risks and uncertainties. Actual results may differ materially from those contemplated in such forward looking statements. In addition to those described above, factors which may cause such a difference are set forth under the caption "Risk Factors" as well as in this Prospectus generally.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which requires presentation of basic earnings per share ("Basic EPS") and diluted earnings per share ("Diluted EPS") by all entities that have publicly traded common stock or potential common stock (options, warrants, convertible securities or contingent stock arrangements). SFAS 128 also requires a presentation of earnings per share by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market. Basic EPS is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period. The computation of Diluted EPS does not assume conversion, exercise or contingent exercise of securities that would have an antidilutive effect on earnings. SFAS 128 is effective for both interim and annual periods ending after December 15, 1997. The Company does not believe that the effect on the Company's earnings per share resulting from the adoption of SFAS 128 will be material.

                                   BUSINESS

OVERVIEW

  The Company develops, manufactures and commercializes therapeutic products and devices intended to promote the protection and healing of bone, cartilage and soft tissue. These products are based on HA, a naturally-occurring, biocompatible polymer found throughout the body. Due to its unique biophysical and biochemical properties, HA plays an important role in a number of physiological functions such as the protection and lubrication of soft tissues and joints, the maintenance of the structural integrity of tissues, and the transport of molecules to and within cells. The Company has been developing HA and HA based products since 1983. The Company's currently marketed products consist of ORTHOVISC(R), which is an HA product used in the treatment of some forms of osteoarthritis in humans and HYVISC(R), which is an HA product used in the treatment of equine osteoarthritis. ORTHOVISC is currently approved for marketing in Canada and Europe; in the U.S. ORTHOVISC is currently limited to investigational use only. The Company manufactures AMVISC(R) and AMVISC Plus(R), which are HA products used as viscoelastic supplements in ophthalmic surgery, for Chiron Vision, a subsidiary of Chiron Corporation. The Company is currently developing INCERT(R), which is an HA based product designed for use in the prevention of post-surgical adhesions. In addition, the Company is collaborating with Orquest, Inc. to develop OSSIGEL(TM), an injectable formulation of basic fibroblast growth factor combined with HA designed to accelerate the healing of bone fractures.

  The Company is a leading manufacturer of ultra-pure, high molecular weight HA. The purity level and molecular weight of HA is important because if HA contains even trace levels of proteins, an immunogenic or inflammatory response may be elicited when the HA is introduced into the body and preclinical and clinical data suggest that high molecular weight HA correlates with increased efficacy of HA products. The Company believes its expertise and proprietary know-how in the development and manufacture of ultra-pure, high molecular weight HA products are difficult to replicate and provide it with a competitive advantage.

CLINICAL APPLICATIONS

OPHTHALMIC SURGERY

  HA products are used in surgical procedures such as cataract extraction and intraocular lens implantation to help maintain the shape of the eye and protect and lubricate the delicate eye tissues. Over two million cataract surgeries were performed in the U.S. and approximately 2.3 million viscoelastic units for ophthalmic surgery were sold in the U.S. in 1996. The Company estimates that annual sales of HA products for ophthalmology are approximately $100 million in the U.S. and approximately $300 million worldwide.

  The Company has developed and currently manufactures AMVISC and AMVISC Plus, high molecular weight, ultra-pure HA gels that are used during ophthalmic surgery. AMVISC and AMVISC Plus are distinguished from other HA viscoelastics by their purity, high molecular weight and viscosity. Because of their high viscosity, AMVISC and AMVISC Plus excel in inflating and maintaining the shape of the anterior chamber of the eye, an essential product characteristic for the implantation of an intraocular lens. AMVISC and AMVISC Plus also provide the ophthalmic surgeon with improved optical clarity, an important property because bubbles or particulates can obscure the view of the surgical field. The Company has manufactured AMVISC and AMVISC Plus since 1983, first for Johnson & Johnson's IOLAB division and since 1994 for Chiron Vision, following Chiron Vision's acquisition of IOLAB. The Company currently manufactures AMVISC and AMVISC Plus for Chiron Vision under a fixed-price, five-year supply agreement with stated minimum annual purchase obligations. This supply agreement became effective January 1, 1997 and contains substantially higher prices than the Company's previous agreement with Chiron Vision. The Company estimates that AMVISC and AMVISC Plus represented approximately 20% of sales of HA products for ophthalmic surgery in the U.S. in 1996. Major competing products include Healon (manufactured by Pharmacia) and Viscoat (manufactured by Alcon). The Company estimates that these two products combined held approximately 56% of the U.S. market in 1996. See "-- Competition."

OSTEOARTHRITIS

  Description of Osteoarthritis. Where two bones meet in a normal joint the ends are coated with cartilage, a smooth, slippery cushion that protects the bone and reduces friction during movement. A tough capsule called the synovial membrane seals the joint and produces a lubricating synovial fluid composed primarily of HA. Osteoarthritis is a painful degenerative joint disease characterized by gradual breakdown of the cartilage in a joint due to the effects of mechanical stress and a variety of factors, including the normal aging process. In an osteoarthritic joint, particular regions of articulating surfaces are exposed to irregular forces which result in the remodeling of tissue surfaces that disrupt the normal equilibrium or mechanical function. As osteoarthritis advances the joint gradually loses its ability to regenerate cartilage tissue and the cartilage layer attached to the bone deteriorates. This breakdown of the cartilage is often associated with pain and inflammation and may eventually create bone on bone contact in the joint and loss of movement.


                                  (GRAPHICS)

    [Description: a graphic representation of the anatomy of a healthy knee, indicating the joint capsule, synovial membrane, synovial fluid, bursa, bone, cartilage, tendon and muscle and a graphic representation showing the anatomy of an osteoarthritic knee, indicating cartilage destruction, loose cartilage particles and bone spurs.)


  According to the Arthritis Foundation, approximately 16 million people in the U.S. are afflicted with some form of OA. OA is a very debilitating, degenerative disease that most commonly afflicts the middle to older age group and can range in severity from mild to very severe. Patients with OA have persistent, significant problems performing physical tasks and may have significant restrictions on their mobility. The most common joints afflicted with OA are the weight bearing joints of the knees, hip and back. Although age is the leading cause of OA, other factors such as sports injuries, obesity and repetitive movement of the joint are also associated with OA.

  The primary reason patients with OA seek treatment is pain. The mode of therapy for OA depends upon its severity and each current therapy has significant drawbacks. In mild cases, patients may be encouraged to lose weight and physical therapy is employed to strengthen the muscles supporting the joint. As the severity increases doctors may initially prescribe analgesics and subsequently NSAIDs. While NSAIDs are widely prescribed, their repeated use can cause gastrointestinal ulcers and bleeding and renal failure.

  As the severity of OA increases and the mobility of the joint decreases, physicians may inject steroids into the joint to decrease the inflammation and relieve pain. While intra-articular steroids are effective in reducing pain and inflammation, they are effective generally for only a short period of time. In addition, the repeated use of intra-articular steroids may be associated with the destruction of the cartilage in the joint and may have a profound adverse metabolic effect on the body. Therefore, physicians may be hesitant to use steroids on a repetitive basis to treat osteoarthritic patients.

  When OA progresses to the point at which the cartilage is almost completely destroyed, there is bone on bone contact which severely limits mobility and causes a high level of pain. At this stage, an orthopedic surgeon may pursue arthroscopic surgery and ultimately may elect to replace the osteoarthritic joint with an artificial implant.

  Treatment of Osteoarthritis with HA. Because of the problems associated with the available treatments of OA, patients and physicians are currently seeking safer and more effective treatment alternatives for OA. Although much of the research in OA focuses on cartilage and bone, it has been recognized for some time that the synovial fluid for osteoarthritic joints has a much lower viscosity and elasticity than healthy joints. These observations have led to the practice of viscosupplementation therapy for the treatment of OA. Physicians inject HA into the joint to restore the elasticity and viscosity of the synovial fluid. Injections of HA into an osteoarthritic joint can reduce pain and improve joint mobility without the adverse side effects that often accompany the use of NSAIDs or steroids.

  The following chart depicts the treatment alternatives as OA progresses, and shows the point at which treatment with HA would be appropriate:


                                  (GRAPHICS)

[Graphic representation of treatment alternatives for OA indicating the use of topical analgesics, asprin/acetaminophen, NSAIDS, HA therapy, intra-articular steroids, arthroscopic surgery and joint replacement with the severity of the disease increasing along a horizonal axis and the agressiveness of therapy increasing along a vertical axis].


  HA products for the treatment of osteoarthritis have been widely used in Japan since the mid 1980s. The Company estimates, based on reported sales of competing products, that sales of HA products for the treatment of OA in Japan have grown to approximately $300 million in 1996, with Artz (manufactured by Seikagaku Corporation ("Seikagaku"), representing a majority of such sales. HA products for the treatment of OA have been more recently introduced in Europe and Canada. In the United States, Hyalgan (manufactured by Fidia S.P.A. ("Fidia")) and Synvisc (manufactured by Biomatrix, Inc. ("Biomatrix")) received FDA marketing approval (regulated as Class III medical devices) during 1997 and are currently in the initial distribution stage.

  ORTHOVISC. ORTHOVISC is an ultra-pure, high molecular weight, injectable HA product for the treatment of OA in humans. ORTHOVISC received Communautee European ("CE mark") approval in October 1996. The CE mark, a certification required under European Community ("EC") medical device regulation, allows ORTHOVISC to be marketed without further approvals in most of the EC nations as well as countries that recognize EC device regulation. ORTHOVISC has also been approved for sale in Canada, Turkey and Israel. Registrations for marketing approval have been filed in Australia, New Zealand and Egypt.

  In the U.S., ORTHOVISC is limited to investigational use only. The Company received FDA approval of an IDE to conduct a clinical trial in the U.S. of ORTHOVISC for treatment of OA of the knee in 1996. The Company completed its pivotal clinical trial in August of 1997. The trial was a randomized, double-blind, placebo-controlled study of 226 patients at 10 centers in the United States. Patients in the study received three injections of ORTHOVISC over a two week period and the patients were then evaluated for a twenty-six week period. The Company believes the results of the clinical study are sufficient to support a PMA application for submission to the FDA for ORTHOVISC for treatment of OA of the knee. The Company is preparing such an application and plans to file it by the end of 1997. The Company will supplement the data from this clinical study with clinical data collected in Europe, supporting data from studies relating to the treatment of temperomandibular joint dysfunction with ORTHOVISC and years of safety data from the use of the Company's other HA products. In November 1997, the Company entered into a long-term distribution agreement with Zimmer, Inc., a subsidiary of Bristol-Myers Squibb Company. The Zimmer Distribution Contract provides Zimmer with exclusive marketing and distribution rights to ORTHOVISC in the United States, Canada, Australia, Hong Kong, Indonesia, Malaysia, New Zealand, the Philippines, Singapore, Taiwan and Thailand. Zimmer also has the option under the agreement to seek regulatory approval for and market ORTHOVISC in Japan and has a right of first offer in China. Upon signing of the agreement, the Company received an up-front non-refundable payment of $2.5 million. Zimmer has also agreed to make payments aggregating up to $20.5 million upon the achievement of certain regulatory approval and enumerated sales milestones. As an alternative to a $2.5 million milestone payment, Zimmer has the right to elect to acquire shares of the Company's Common Stock equal to the greater of $2.5 million or 9.9% of the then outstanding Common Stock (but not to exceed 19.9% of the then outstanding Common Stock) at a premium to the then current market price. There can be no assurance that any of such milestones will be met on a timely basis or at all. In addition, Zimmer has the right to terminate the agreement on August 1, 1998 if certain specified events occur prior to that date and upon payment to Anika of $1.0 million in cash. There can be no assurance that any of these events will not occur or, if any such event does occur, that Zimmer will not elect to terminate the agreement. Any such termination would have a material adverse effect on the Company's ability to market ORTHOVISC, which may have a material adverse effect on the Company's future operating results. The Company has also entered into third-party arrangements for the distribution of ORTHOVISC in Spain, Portugal, Israel, Turkey and Egypt.

  The Company believes, based on preclinical, clinical and other data, that the viscosity and purity of the HA used in products are important in determining the efficacy and safety of the product. The two primary factors which determine viscosity are HA concentration and molecular weight of the HA molecule. High HA concentration combined with high molecular weight HA results in higher viscosity. The Company believes that more viscous HA products may provide an extended duration of effect from fewer injections potentially resulting in improved patient compliance and lower cost of treatment. The purity of an HA preparation is measured primarily by protein concentration. Protein concentration is important because even low levels of protein have the potential for causing an immunogenic or inflammatory response when the HA is injected into the joint. Based on tests conducted on a limited number of competing product samples by Company personnel in its facilities, the Company believes ORTHOVISC is the purest HA product currently used for the treatment of OA, although there can be no assurance that other HA products will not ultimately be shown to be purer than ORTHOVISC.

  The following table sets forth certain selected product characteristics for the HA products of the Company and its principal competitors used in the treatment of OA:

                                         VISCOSITY        MOLECULAR         HA         INJECTIONS      NATURAL/
                                      (IN CENTISTOKES)  WEIGHT OF HA   CONCENTRATION   PER COURSE       CROSS-
        PRODUCT          MANUFACTURER       (1)        (MM DALTONS)(1)    (MG/ML)    OF TREATMENT(2)  LINKED(2)
        -------          ------------ ---------------- --------------- ------------- --------------- ------------
ORTHOVISC(3)............  Anika            35,000           1.55           14.7(2)           3         Natural
Artz(3).................  Seikagaku         1,947           0.86           11.0(1)           5         Natural
Hyalgan.................  Fidia               185           0.60           10.8(2)           5         Natural
Synvisc.................  Biomatrix        45,000              *            8.0(2)           3       Cross-linked

----------
(1) Data obtained from tests conducted on limited product samples by Company personnel in its facilities. Results may vary from sample to sample.
(2) Data derived from product labeling.
(3) Not currently approved for sale in the U.S.

 * The Company is unable to determine the overall molecular weight of Synvisc because, based on Synvisc's product labeling, Synvisc contains two cross-linked HA based polymers, one of which is listed as having a molecular weight of 6.0 mm daltons and the other of which has no molecular weight listed. The Company believes that molecular weight of cross-linked HA products such as SYNVISC is not a relevant measurement when comparing such products to non-cross-linked products.

  The above table indicates that ORTHOVISC's molecular weight and viscosity measurements are among the highest when compared with the HA products currently being used for the treatment of OA. The Company's HA products have a favorable safety profile and the Company has manufactured more than three million units of AMVISC, AMVISC Plus and HYVISC without receiving any reports of adverse reactions. To date, there have been no reported adverse reactions from the use of ORTHOVISC. The Company believes that ORTHOVISC will have a commercial advantage over Artz and Hyalgan because only three injections of ORTHOVISC are required per course of treatment as compared to five injections for Artz and Hyalgan. Unlike ORTHOVISC, Synvisc is cross-linked through a chemical modification process using formaldehyde and divinyl sulphone to achieve a high viscosity.

VETERINARY APPLICATIONS

  Veterinarians use HA for the ongoing prevention and treatment of joint dysfunction in horses due to non-infectious synovitis associated with equine osteoarthritis. HYVISC, a high end product which is used primarily to treat racehorses, is a high molecular weight injectable HA product which lubricates and protects the tissues in horse joints. HYVISC is distributed for the Company in the United States by Boehringer Ingelheim Animal Health, Inc. ("Boehringer Ingelheim") under an exclusive agreement terminating in 2002. The Company and Boehringer Ingelheim have entered into an agreement to distribute HYVISC internationally and the Company expects to begin clinical testing in horses in Europe in 1998.

POST-SURGICAL ADHESION PREVENTION

  Post-surgical adhesions occur when fibrous bands of tissue form between adjacent tissue layers during the wound healing process after surgery, in particular in abdominal, obstetric, gynecological and back surgeries. Although surgeons attempt to minimize the formation of adhesions, nevertheless adhesions often form after surgery and cause major medical problems such as intestinal blockage, female infertility and recurrent back pain. Costly secondary surgeries are often performed in an attempt to correct problems caused by adhesions. According to Medical Device International, over 1.8 million abdominal surgeries are performed annually in the United States, 70 to 90 percent of which resulted in postsurgical adhesion formation. Over 400,000 abdominal operations were performed in 1994 in the United States in which adhesions were removed. M.D.I. estimates that the total worldwide market potential for all anti-adhesion products is approximately $900 million.

  First generation products for prevention of post-surgical adhesions such as oxidized cellulose (Interceed(R), manufactured by Johnson & Johnson) and PTFE (Goretex(R), manufactured by W.L. Gore & Associates, Inc.), serve as a mechanical means of separating tissues and have been available for some time. However, these products have not been shown to significantly reduce post-surgical adhesion formation and, in some cases, require post-surgical removal. More recently, second generation products have been developed or are in development stage which are biocompatible and which have superior therapeutic effect. Seprafilm, an HA product manufactured by Genzyme Corporation ("Genzyme"), received FDA approval in 1997. In addition, anti-adhesion products in human clinical testing include Adcon (a carbohydrate polymer manufactured by Gliatech, Inc.), Lubricoat Gel (an HA product manufactured by LifeCore Biomedical, Inc. ("LifeCore")) and Repel-CV (manufactured by Life Medical Sciences, Inc.).

  INCERT, the Company's product in development for the prevention of post-surgical adhesions, is a bioabsorbable, implantable membrane made from cross-linked HA. INCERT is placed over the surgical site and surrounding organs and tissues before an incision is closed and functions as a physical barrier to prevent post-surgical adhesions. The Company believes INCERT will be particularly useful for surgeons because it remains in place during and after surgery and has superior handling characteristics. The Company has performed toxicology testing of INCERT and has tested INCERT in animal studies at Duke University. Both of these studies have indicated the biocompatibility and efficacy of INCERT. Based on the results of these studies, the Company plans to commence the testing of INCERT in humans in Europe during 1998. The Company is seeking a strategic partner for the further development, marketing and distribution of INCERT.

  The Company co-owns an issued United States patent covering the use of INCERT for adhesion prevention. The Company has received notification from the PTO that a third party is attempting to provoke an interference with respect to the Company's patent covering INCERT. See "-- Patents and Proprietary Rights."

DRUG DELIVERY

  The Company is also investigating HA's potential as a drug delivery vehicle for pharmaceutical and biologic compounds. The Company believes HA based products have potential application to the delivery of drugs. Particular properties of HA, including (i) its site specific mode of delivery, (ii) its persistence at the site and (iii) its biocompatible properties, may have application to certain drugs and modes of therapy where such properties are important or beneficial. In June of 1997, the Company executed a multi-year collaboration agreement with Orquest to develop and manufacture OSSIGEL, a formulation of basic fibroblast growth factor and HA designed to accelerate the healing of bone fractures. Orquest is a privately held orthobiologics company headquartered in Mountain View, California, and was founded in 1994 to develop products for bone and cartilage regeneration. OSSIGEL has been shown in animal models to accelerate the healing of bone fractures. Orquest plans to complete preclinical testing of OSSIGEL in animals by the end of 1997. If favorable preclinical results are achieved and FDA approval of an IDE application is received, Orquest plans to commence clinical testing of OSSIGEL in humans in the U.S. during 1998. Orquest has filed an application with the U.S. Patent and Trademark Office for a patent covering the use of OSSIGEL in accelerating fracture healing.

OTHER APPLICATIONS FOR HA

  HA may have additional medical applications which do not utilize HA's biophysical properties but rather influence cell function. One of the critical events in the metastasis of cancer is the interaction between tumor cells and the host tissue stroma. This interaction is mediated by certain cell surface receptors. Preclinical studies have indicated that the interaction between one of these cell surface receptors, the hyaluronan receptor CD44, and HA contained in the host tissue stroma enhances the growth of certain tumors. Preclinical studies conducted by the Company, working in collaboration with Tufts University and Massachusetts General Hospital, have indicated that HA oligosaccharides, by binding to the CD44 receptor and blocking the interaction with HA in the host tissue stroma, have inhibited the metastasis of human melanoma cancer cells inserted in mice. In addition, studies in an in vitro model have indicated that HA oligosaccharides have inhibited the metastasis of human ovarian cancer cells.

  The Company has obtained an exclusive worldwide license to this technology from Tufts University, which has filed an application for a patent to protect this technology. During 1998 the Company plans to continue the preclinical testing of HA oligosaccharides and will seek a strategic partner to assist in the further development of this technology.

BUSINESS STRATEGY

  The Company's goal is to leverage its position as a leading manufacturer of ultra-pure, high molecular weight HA for significant therapeutic applications. Key elements of the Company's strategy are to:

  Identify additional medical applications for HA. The Company will seek to identify additional medical applications of HA alone and in combination with other biologic materials and drugs. The Company is currently pursuing a broad range of HA product applications in osteoarthritis, ophthalmology, veterinary uses, post-surgical adhesion prevention, drug delivery and inhibition of cancer metastasis. For example, the Company will seek approval for ORTHOVISC to treat OA in joints in addition to the knee such as the hip, shoulder and TMJ. As the Company expands its product offering, it will seek to broaden its intellectual property rights and will apply for patents whenever possible to protect its intellectual property and technology.

  Develop proprietary therapeutic products both on its own and in collaboration with strategic partners. The Company will seek to develop its own proprietary therapeutic products. In addition, the Company plans to form collaborations with scientists and other companies for the co-development of new products that will utilize the Company's development, manufacturing and regulatory capabilities. For example, the Company is currently involved in collaborations with Orquest for the development of OSSIGEL and with researchers at Tufts University and Massachusetts General Hospital in the area of cancer treatment.

  Capitalize on its existing proprietary, high-quality and cost-effective HA manufacturing expertise. The Company will seek to leverage its expertise in the manufacture of ultra-pure, high molecular weight HA by focusing on new applications in which these characteristics provide safety, efficacy and other advantages over the products of its competitors. The Company already has in place manufacturing processes that would require significant capital and proprietary know-how to replicate. The Company will also seek to apply its existing proprietary HA manufacturing expertise across other areas.

  Establish strategic alliances for the marketing and distribution of its products. The Company will seek to establish strategic alliances with partners that have strong marketing, selling and distribution capabilities. The Company has established relationships with Chiron Vision for the distribution of AMVISC and AMVISC Plus, and Boehringer Ingelheim Animal Health for the distribution of HYVISC. The Company has entered into distribution arrangements for ORTHOVISC with Zimmer in the United States, Canada and certain selected countries in the Asia-Pacific region and with Grupo Ferrer in Spain and Portugal. The Company also has arrangements with other distribution partners in Turkey, Israel and Egypt.

MANUFACTURING OF HYALURONIC ACID

  The Company has been manufacturing HA since 1983 in its manufacturing facility located in Woburn, Massachusetts. In 1996, the Company received an International Standards Organization ("ISO") 9001 certification of its manufacturing facility and HA manufacturing process. An ISO 9001 designation is an internationally recognized certification for quality standards governed by the International Organization for Standards based in Geneva, Switzerland. The certifications for ISO 9001 were awarded to the Company after a rigorous assessment and audit of the Company's quality system by a private, third-party European accredited Notified Body. ISO 9001 is the highest level of achievement possible in the ISO certification system.

  The Company has developed a proprietary HA manufacturing process for the extraction and purification of HA from rooster combs that yields an ultra-pure HA which consistently has a high molecular weight. The Company believes its proprietary extraction and purification process for manufacturing high molecular weight ultra-pure HA will be difficult to replicate because most HA purification methods result in the degradation of the HA molecule leading to a final HA product that is pure but with a lower molecular weight than the Company's products.

  A substantial supply of rooster combs is available and the Company believes that all the other materials required for the manufacture of its HA products are also readily available from a number of sources. In addition, the Company currently obtains rooster combs from two suppliers. The Company obtains syringes used to deliver its HA products from a single supplier, however, it generally keeps sufficient syringes in its inventory to meet anticipated demand for at least six months. The Company also employs strict quality control procedures to ensure the quality of its products, inventory and raw materials. The Company believes that its facility in Woburn, Massachusetts, has the present manufacturing capacity to accommodate anticipated demand through 1999. The Company believes that with expansion and improvements to the facility, capacity can be increased to accommodate anticipated demand through 2001. The Company anticipates a new, larger manufacturing facility will be required to meet increased demand beyond 2001. The Company expects that construction and regulatory approval of a new facility would take between two and three years.

PATENT AND PROPRIETARY RIGHTS

  The Company's success will depend, in part, on its ability to obtain and enforce patents, protect trade secrets, obtain licenses to technology owned by third parties when necessary, and conduct its business without infringing the proprietary rights of others. The patent positions of pharmaceutical, medical products and biotechnology firms, including the Company, can be uncertain and involve complex legal and factual questions. There can be no assurance that any patent applications will result in the issuance of patents or, if any patents are issued, whether they will provide significant proprietary protection or commercial advantage, or will not be circumvented by others. In the event a third party has also filed one or more patent applications for any of its inventions, the Company may have to participate in interference proceedings declared by the PTO to determine priority of invention (see below), which could result in the loss of any opportunity to secure patent protection for the inventions and the loss of any right to use the inventions. Even if the eventual outcome is favorable to the Company, such interference proceedings could result in substantial cost to the Company. Filing and prosecution of patent applications, litigation to establish the validity and scope of patents, assertion of patent infringement claims against others and the defense of patent infringement claims by others can be expensive and time consuming. There can be no assurance that in the event that any claims with respect to any of the Company's patents, if issued, are challenged by one or more third parties, that any court or patent authority ruling on such challenge will determine that such patent claims are valid and enforceable. An adverse outcome in such litigation could cause the Company to lose exclusivity covered by the disputed rights. If a third party is found to have rights covering products or processes used by the Company, the Company could be forced to cease using the technologies or marketing the products covered by such rights, could be subject to significant liabilities to such third party, and could be required to license technologies from such third party. Furthermore, even if the Company's patents are determined to be valid, enforceable, and broad in scope, there can be no assurance that competitors will not be able to design around such patents and compete with the Company using the resulting alternative technology.

  The Company has a policy of seeking patent protection for patentable aspects of its proprietary technology. The Company co-owns certain United States patents and a patent application which claim certain adhesion prevention uses and certain drug delivery uses of HA, and the Company solely owns patents covering certain manufacturing processes. The Company also holds an exclusive license from Tufts University to use technologies claimed in a United States patent application which relate to the anti-metastasis applications of HA oligosaccharides. The Company's issued patents expire between 2007 and 2015 and the license expires upon expiration of all related patents. The Company intends to seek patent protection with respect to products and processes developed in the course of its activities when it believes such protection is in its best interest and when the cost of seeking such protection is not inordinate. However, no assurance can be given that any patent application will be filed, that any filed applications will result in issued patents or that any issued patents will provide the Company with a competitive advantage or will not be successfully challenged by third parties. The protections afforded by patents will depend upon their scope and validity, and others may be able to design around the Company's patents. The Company's issued patents and any patents which arise from the Company's licensed application would provide competitive protection, if at all, only in the United States. The Company has not, to date, pursued foreign patents equivalent to those issued or applied for in the United States.

  Other entities have filed patent applications for or have been issued patents concerning various aspects of HA-related products or processes. There can be no assurance that the products or processes developed by the Company will not infringe the patent rights of others in the future. Any such infringement may have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company has received notice from the PTO that a third party is attempting to provoke a patent interference with respect to one of the Company's co-owned patents covering the use of INCERT for post-surgical adhesion prevention. Although the Company believes that an interference will be declared by the PTO, it is too early to determine the merits of the interference or the effect, if any, the interference will have on the Company's marketing of INCERT for this use. The existence of the interference proceeding may have a negative impact on the marketing of the INCERT product, and no assurance can be given that the Company would be successful in any such interference proceeding. If the third party interference were to be decided adversely to the Company, involved claims of the Company's patent would be cancelled, the Company's marketing of the INCERT product may be materially and adversely affected and the third party may enforce patent rights against the Company which could prohibit the sale and use of the INCERT products, which could have a material adverse effect on the Company's future operating results.

  The Company also relies upon trade secrets and proprietary know-how for certain unpatented aspects of its technology. To protect such information, the Company requires all employees, consultants and licensees to enter into confidentiality agreements limiting the disclosure and use of such information. There can be no assurance that these agreements provide meaningful protection or that they will not be breached, that the Company would have adequate remedies for any such breach, or that the Company's trade secrets, proprietary know-how, and technological advances will not otherwise become known to others. In addition, there can be no assurance that, despite precautions taken by the Company, others have not and will not obtain access to the Company's proprietary technology. Further, there can be no assurance that third parties will not independently develop substantially equivalent or better technology.

  The Company has agreed to grant Chiron Vision a royalty-free, worldwide, exclusive license to the Company's manufacturing and product inventions which relate to AMVISC products, effective on December 31, 2001, the termination date of the AMVISC supply contract which became effective on January 1, 1997. Upon expiration of the AMVISC supply contract, there can be no assurance that Chiron Vision will continue to use the Company to manufacture AMVISC and AMVISC Plus. If Chiron Vision discontinues the use of the Company as a manufacturer after such time, the Company's business, financial condition and results of operations could be materially and adversely affected.

RESEARCH AND DEVELOPMENT

  The Company intends to continue development of its existing product candidates, ORTHOVISC, INCERT and HA oligosaccharides, to expand the therapeutic applications of its existing products and to develop new therapeutic applications for HA-based products. The Company will seek to expand the use of ORTHOVISC as a therapy for OA to other joints such as the hip and shoulder and to develop ORTHOVISC as a treatment for TMJ dysfunction.

  The Company's research and development efforts consist primarily of research relating to new medical applications for its HA-based products and the management of clinical trials for product candidates and the preparation and processing of applications for regulatory approvals at all relevant stages of development. The Company's development of new products is accomplished primarily through in-house research and development personnel and resources as well as with collaborations with other companies and scientific researchers. For the fiscal years ended August 31, 1995 and 1996, the four-month transitional year ended December 31, 1996 and for the nine months ended September 30, 1997, research and development expenses were $1.3 million, $1.6 million, $1.3 million and $1.5 million, respectively. The Company anticipates that it will continue to commit substantial resources to research and development in the future. As of September 30, 1997, the Company had seven employees engaged primarily in research and development.

THIRD PARTY REIMBURSEMENT

  In the U.S. and other markets, health care providers, such as hospitals and physicians, that purchase health care products, such as the Company's products, generally rely on third party payors, including Medicare, Medicaid and other health insurance and managed care plans, to reimburse all or part of the cost of the health care product. Reimbursement by a third party payor may depend on a number of factors, including the payor's determination that the use of the Company's products are clinically useful and cost-effective, medically necessary and not experimental or investigational. Since reimbursement approval is required from each payor individually, seeking such approvals can be a time consuming and costly process which, in the future, could require the Company or its marketing partners to provide supporting scientific, clinical and cost-effectiveness data for the use of the Company's products to each payor separately. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and third party payors are increasingly attempting to contain the costs of health care products and services by limiting both coverage and the level of reimbursement for new therapeutic products and by refusing in some cases to provide coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. In addition, Congress and certain state legislatures have considered reforms that may affect current reimbursement practices, including controls on health care spending through limitations on the growth of Medicare and Medicaid spending. There can be no assurance that third party reimbursement coverage will be available or adequate for any products or services developed by the Company. Outside the U.S., the success of the Company's products is also dependent in part upon the availability of reimbursement and health care payment systems. Lack of adequate coverage and reimbursement provided by government and other third party payors for the Company's products and services could have a material adverse effect on the Company's business, financial condition and results of operations.

GOVERNMENT REGULATION

  The Company's current and future products and product research, development, manufacturing, sales and activities are subject to extensive and rigorous regulation by the FDA and comparable agencies in foreign countries. In the United States, the FDA regulates the marketing, advertising, promotion, and distribution of medical devices, drugs, biologics, and animal drugs, as well as testing, manufacturing, labeling, and recordkeeping and reporting procedures for these products.

  Product development and approval within the FDA regulatory framework takes a number of years and involves the expenditure of substantial resources. There can be no assurance that this regulatory framework will not change or that additional regulation will not arise at any stage of the Company's product development process which may affect approval of or delay an application or require additional expenditures by the Company.

  Any products manufactured or distributed by the Company are subject to pervasive and continuing regulation by the FDA including record keeping requirements, reporting of adverse experience with the use of the product, post-market surveillance, post-market registry and other actions deemed necessary by the FDA. In addition, all products manufactured by the Company must be manufactured in compliance with the standards established by the FDA's GMP regulations. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspection by state and federal agencies, including the FDA.

  FDA regulations depend heavily on administrative interpretation, and there can be no assurance that future interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company. In addition, changes in the existing regulations or adoption of new governmental regulations or policies could prevent or delay regulatory approval of the Company's products.

  Failure to comply with applicable regulatory requirements could result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant pre-market clearance or pre-market approval for devices, withdrawal of approvals and criminal prosecution.

  Medical products regulated by the FDA are generally classified as drugs and/or medical devices and/or biologics. AMVISC is approved as a Class III device in the United States for ophthalmic surgical procedures in intraocular use in humans. HYVISC is approved as an animal drug for intra-articular injection in horse joints to treat degenerative joint disease associated with synovitis. In the past, most HA products have been regulated by the FDA as medical devices. ORTHOVISC for osteoarthritis of the knee is currently considered a Class III device. The Company believes INCERT will be regulated by the FDA as a Class III device. There can be no assurance, however, that such products will not be classified as drugs or as both devices and drugs. The Company believes HA oligosaccharides for use in the treatment of certain proliferative diseases will be regulated as drugs.

  Devices. The FDA regulates the research, testing, manufacture, safety, labeling, storage, record keeping, advertising, distribution and production of medical devices in the United States. Medical devices are classified into one of three classes, Class I, II, or III on the basis of the controls deemed by the FDA to be necessary to reasonably ensure their safety and effectiveness. Class I devices are subject to general controls (e.g., labeling, pre-market notification and adherence to QSR standards). Class II devices are subject to general controls and special controls (e.g., performance standards, post-market surveillance, patient registries and FDA guidelines). The FDA also has the authority to require clinical testing of Class I and Class II devices. Generally, Class III devices are those that must receive pre-market approval by the FDA to ensure their safety and effectiveness (e.g., life-sustaining, life-supporting and implantable or new devices which have not been found to be substantially equivalent to legally marketed devices), and require clinical testing to ensure safety and effectiveness and FDA approval prior to marketing and distribution.

  Generally, before a new device can be introduced into the market in the United States, the manufacturer or distributor must obtain FDA clearance of a pre-market notification ("510(k) notification") submission or approval of a PMA application. If a medical device manufacturer or distributor can establish that a device is "substantially equivalent" to a legally marketed Class I or Class II device, or to a Class III device for which the FDA has not called for PMA applications, the manufacturer or distributor may seek clearance from the FDA to market the device by filing a 510(k) notification. The 510(k) notification may need to be supported by appropriate data establishing the claim of substantial equivalence to the FDA. The FDA recently has been requiring a more rigorous demonstration of substantial equivalence.

  Following submission of the 510(k) notification, the manufacturer or distributor may not place the device into commercial distribution until an order is issued by the FDA. At this time, the FDA typically responds to the submission of a 510(k) notification within 90 to 200 days. An FDA order may declare that the device is substantially equivalent to a legally marketed device and allow the proposed device to be marketed in the United States. The FDA, however, may determine that the proposed device is not substantially equivalent or requires further information, including clinical data, to make a determination regarding substantial equivalence. Such determination or request for additional information could delay market introduction of the product that is the subject of the 510(k) notification.

  If human clinical trials of a device are required and if the device presents a "significant risk," the manufacturer or distributor of the device is required to file an investigational device exemption ("IDE") application with the FDA prior to commencing human clinical trials. The IDE application must be supported by data, typically the result of animal, and, possibly, mechanical testing. If the IDE application is approved by the FDA, human clinical trials may begin at a specific number of investigational sites with a maximum number of patients, as approved by the FDA.

  If a manufacturer or distributor of medical devices cannot establish that a proposed device is substantially equivalent to a legally market device, the manufacturer or distributor must seek premarket approval of the proposed device through submission of a PMA application. A PMA application must be supported by extensive data, including data from preclinical studies and human clinical trials, extensive literature, non-clinical data, a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling to prove the safety and effectiveness of the device. Following receipt of a PMA application, if the FDA determines that the application is sufficiently complete to permit a substantive review, the agency will "file" the application. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a protracted time period, and generally takes approximately two years or more from the filing date to complete.

  The PMA approval process can be expensive, uncertain and lengthy. A number of devices for which pre- market approval has been sought have never been approved for marketing. The review time is often significantly extended by the FDA, which may require more information or clarification of information already provided in the submission. During the review period, an advisory committee likely will be convened by the FDA to review and evaluate the application and provide recommendations to the agency as to whether the device should be approved. In addition, the FDA will inspect the manufacturing facility to ensure compliance with the GMP regulations for medical devices prior to approval of the PMA application. If granted, the approval may include significant limitations on the indicated uses for which a product may be marketed.

  Even if regulatory clearance to market a device is obtained from the FDA, this clearance may entail limitations on the indicated uses of the device. Marketing clearance can also be withdrawn by the FDA due to failure to comply with regulatory standards or the occurrence of unforeseen problems following initial clearance. The Company may be required to make further filings with the FDA under certain circumstances. The FDA's regulations require agency approval of a PMA or 510(k) supplement for certain changes if they affect the safety and effectiveness of the device, including, but not limited to, new indications for use, labeling changes, the use of a different facility to manufacture, process or package the device, changes in manufacturing methods or quality control systems and changes in performance or design specifications. Failure by the Company to receive approval of a PMA or 510(k) supplement regarding the use of a different manufacturing facility or any other change affecting the safety or effectiveness of an approved or cleared device on a timely basis, or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. The FDA could also limit or prevent the manufacture or distribution of the Company's products and has the power to require the recall of such products. Significant delay or cost in obtaining, or failure to obtain FDA clearance to market products, any FDA limitations on the use of the Company's products, or any withdrawal of clearance by the FDA could have a material adverse effect on the business, financial condition and results of operations of the Company.

  In the U.S. the Company has completed a clinical study of the use of ORTHOVISC for treatment of OA of the knee in humans. The Company is currently preparing a PMA for ORTHOVISC for this use which it plans to submit to the FDA by the end of 1997. The Company cannot predict the timing for approval, if ever, of its PMA for ORTHOVISC. Internationally, the Company has received the CE mark for the marketing in Europe of ORTHOVISC for use in synovial joints and approval in Canada for use of the product in the knee and TMJ.

  Drugs. Medical products may meet both the definition of a medical device and a drug. In these instances, the FDA may regulate these products as drugs or as both medical devices and drugs. The steps required before a drug may be marketed in the United States include (i) preclinical laboratory and animal tests, (ii) submission to the FDA of an Investigational New Drug Application which must become effective before human clinical trials to establish the safety and efficacy of the drug may commence, (iii) submission of a New Drug Application ("NDA") to the FDA and (iv) FDA approval of the NDA prior to any commercial sales or shipment of the drug. A clinical study program designed to demonstrate the safety and effectiveness of a drug usually proceeds in three phases: (i) phase I involves testing the drug for safety and tolerance in a small group of health volunteers; (ii) phase II involves testing for efficacy and identifying possible side effects in a target patient group; and (iii) phase III involves additional testing for efficacy, optimal dosage and safety with an expanded patient group, preferably using a comparative control agent.

  The results of the clinical testing, together with manufacturing information, are then submitted to the FDA in the form of an NDA. In the event the Company's products are classified as drugs, it may take five to ten years to complete this process, which typically would be substantially longer than the review process for devices. The extended review process is also substantially more expensive.

  Furthermore, the Company or the FDA may suspend clinical trials at any time upon a determination that the subjects or patients are being exposed to an unacceptable adverse health risk ascribable to the Company's products. If clinical studies are suspended, the Company may be unable to continue the development of the investigational products affected.

  In addition to regulations enforced by the FDA, the Company is subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other existing and potential future federal, state and local regulations of foreign governments. Federal, state and foreign regulations regarding the manufacture and sale of medical products are subject to change. The Company cannot predict what impact, if any, such changes might have on its business.

  For marketing outside the United States, the Company will be subject to FDA regulations regarding the export of products within its jurisdiction and to foreign regulatory requirements governing human clinical trials and marketing approval for drugs and devices. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. The process of obtaining approvals from the FDA and other regulatory authorities can be costly, time consuming, and subject to unanticipated delays. There can be no assurance that approvals of the Company's products, processes or facilities will be granted or that the Company will obtain the financing needed to develop certain of such products. Any failure to obtain, or delay in obtaining, such approvals could adversely affect the ability of the Company to market its products.

  In addition to regulations enforced by the FDA, the Company is subject to other existing and potential future federal, state and local regulations of foreign governments. International regulatory bodies often establish regulations governing product standards, packing requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. To enable the Company to market its products in Europe, the Company was required to receive a "CE" marking certification, an international symbol of quality and compliance with the applicable European medical device directive. In October 1996, the Company received an EC Design Examination and an EC Quality System Certificate from a European Notified Body, which entitles the Company to affix a CE marking on its ORTHOVISC product for osteoarthritis and the treatment of TMJ. There can be no assurance that the Company will be able to achieve and/or maintain compliance required for CE marking or other foreign regulatory approvals for any or all of its products or that it will be able to produce its products in a timely and profitable manner while complying with applicable requirements. Federal, state and foreign regulations regarding the manufacture and sale of medical products are subject to change. The Company cannot predict what impact, if any, such changes might have on its business. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement also vary widely from country to country.

COMPETITION

  The Company competes with many companies, including large pharmaceutical companies and specialized medical products companies. Many of these companies have substantially greater financial and other resources, larger research and development staffs, more extensive marketing and manufacturing organizations and more experience in the regulatory process than the Company. The Company also competes with academic institutions, governmental agencies and other research organizations which may be involved in research, development and commercialization of products. Because a number of companies are developing HA products for similar applications, the successful commercialization of a particular product will depend in part upon the ability of the Company to complete clinical studies and obtain FDA marketing and foreign regulatory approvals prior to its competitors. There can be no assurance that the Company will be able to compete against current or future competitors or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company is aware of several companies, including Genzyme, Biomatrix, Inc., Hyal Pharmaceutical Corp., Fidia S.P.A. and LifeCore, that are developing and/or marketing products utilizing HA for a variety of human applications. In some cases, competitors have obtained product approvals, submitted for approval or have commenced human clinical studies, either in the United States or in certain foreign countries. Major competing products for the use of HA in ophthalmic surgery include Healon (manufactured by Pharmacia) and Viscoat (manufactured by Alcon). The FDA has recently approved for marketing two HA products for the treatment of osteoarthritis in the knee, Hyalgan and Synvisc. Hyalgan is manufactured by Fidia S.P.A. and is distributed in the United States by Sanofi Pharmaceuticals and OrthoLogic Corp. Fidia S.P.A. is selling Hyalgan throughout Europe. Synvisc is manufactured by Biomatrix Inc. and is distributed in the United States by Wyeth-Ayerst Laboratories, a division of American Home Products Corp. Biomatrix, Inc. is marketing this product in Canada, Italy and Sweden. Artz is manufactured by Seikagaku Corporation and is distributed in Japan, Spain and Sweden. Genzyme has received marketing approvals in Europe and the U.S. for a chemically modified HA for the prevention of post-surgical adhesions. LifeCore is conducting a Phase III human clinical trial testing HA to prevent surgical adhesions.

ENVIRONMENTAL LAWS

  The Company believes that it is in compliance with all federal, state and local environmental regulations with respect to its manufacturing facilities and that the cost of ongoing compliance with such regulations does not have a material effect on the Company's operations. The Company's manufacturing facility is located within the Wells G&H Superfund site in Woburn, MA. The Company has not been named and is not a party to any such legal proceedings regarding the Wells G&H Superfund site.

PRODUCT LIABILITY

  The testing, marketing and sale of human health care products entail an inherent risk of allegations of product liability, and there can be no assurance that substantial product liability claims will not be asserted against the Company. Although the Company has not received any material product liability claims to date and has coverage under its insurance policy of $1,000,000, as of September 30, 1997, there can be no assurance if material claims arise in the future, that the Company's insurance will be adequate to cover all situations. Moreover, there can be no assurance that such insurance, or additional insurance, if required, will be available in the future or, if available, will be available on commercially reasonable terms. Any product liability claim, if successful, could have a material adverse effect on the Company's business, financial condition and results of operations.

LEGAL PROCEEDINGS

  On November 21, 1997, the Company received correspondence from one of its competitors claiming that the Company had made materially misleading statements about the competitor's and the Company's products. The competitor also threatened the Company with legal action if the Company does not take certain steps to correct the alleged inaccuracies. The Company does not currently intend to take such steps and is unable to assess whether the competitor will take legal action against the Company. The Company believes that these claims are without merit and will vigorously seek to protect its rights regarding such claims. While the Company is still investigating the matter, it does not believe the matter will have a material adverse effect on its business, financial position or results of operations. The Company is not currently a party to any other material legal proceedings.

FACILITIES AND EMPLOYEES

  The Company leases its corporate headquarters located at 236 West Cummings Park, Woburn, Massachusetts. The Company leases approximately 22,000 square feet of space at this location for the manufacture of HA products and for its corporate headquarters. This facility has received all FDA and state regulatory approvals to operate as a sterile device and drug manufacturer. The lease for this facility terminates in February 2001. The Company also leases approximately 15,000 square feet of administrative and research and development space in Woburn, Massachusetts. The lease for this facility terminates in October 2001. For the year ended August 31, 1996, the Company had aggregate lease costs of approximately $370,000.

  As of September 30, 1997, the Company had approximately 43 full-time employees. The Company considers its relations with its employees to be good. No employees are represented by labor unions.

                                  MANAGEMENT

EXECUTIVE OFFICERS, SIGNIFICANT EMPLOYEES AND DIRECTORS

  The executive officers, significant employees and directors of the Company and their ages are as follows:

NAME                               AGE                  POSITION
----                               ---                  --------
J. Melville Engle.................  47 President, Chief Executive Officer and
                                       Director
Sean F. Moran.....................  39 Vice President of Finance and
                                       Administration, Chief Financial Officer,
                                       Clerk and Treasurer
Jing-wen Kuo, Ph.D. ..............  51 Vice President of Technical and Clinical
                                       Affairs
Shawn D. Kinney...................  38 Vice President of Operations
Edward Ross, Jr...................  41 Vice President, Sales and Marketing
Mary Ellen Freddo.................  41 Vice President, Quality Systems and
                                       Regulatory Affairs
David A. Swann, Ph.D. ............  61 Chairman and Chief Scientific Officer
Joseph L. Bower(1)(2).............  59 Director
Eugene A. Davidson, Ph.D.(1)......  67 Director
Jonathan D. Donaldson(2)..........  48 Director
Samuel F. McKay(1)................  58 Director
Harvey S. Sadow, Ph.D.............  75 Director
Steven E. Wheeler(1)(2)...........  50 Director

----------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

EXECUTIVE OFFICERS

  Mr. Engle was appointed President and Chief Executive Officer of the Company in September 1996. Previously, he served as President and Chief Executive Officer for U.S. Medical Products, Inc., a manufacturer and distributor for orthopedic implants, from 1995 to 1996, and was Senior Vice President, U.S. Sales and Canadian Operations from 1994 to 1995, Senior Vice President, Latin America and Canada from 1990 to 1994, Vice President, Managing Director, Allergan Canada from 1986 to 1990 and Vice President of Finance/Chief Financial Officer from 1982 to 1986 for Allergan, Inc. Mr. Engle received a B.S. from the University of Colorado and an M.B.A. from the University of Southern California.

  Mr. Moran was appointed Treasurer of the Company in February 1992 and Vice President of Finance and Administration and Chief Financial Officer in February 1993. From July 1996 to September 1996, Mr. Moran served as one of two members of the Office of the President. He served as Treasurer of MedChem from May 1991 to May 1993. Mr. Moran also served as Controller of MedChem from September 1990 to May 1991. Previously, Mr. Moran served as Corporate Manufacturing Controller at Instron Corporation, a manufacturer of materials testing instrumentation, from January 1988 to August 1990. Mr. Moran received a B.S. in Business Administration and an M.B.A. from Babson College.

  Dr. Kuo was appointed Vice President of Technical and Clinical Affairs of the Company in August 1996. He served as Vice President of Research and Development from February 1993 to January 1996 and as Vice President of Technical Affairs from January 1996 to August 1996. He also served as Vice President of Research and Development of MedChem from July 1992 to May 1993, Director of Basic Research from September 1989 to July 1992, Senior Chemist from 1986 to 1989 and Research Chemist from 1984 to 1986. Dr. Kuo received an M.S. and a Ph.D. from the State University of New York at Stony Brook.

  Mr. Kinney was appointed Vice President of Operations of the Company in January 1996. From July 1996 to September 1996 he served as one of two members of the Office of the President. He served as Director of Technology from January 1995 to January 1996 and Manager, Analytical Laboratory from 1994 to 1995. He also served as a consultant to the Company and MedChem from 1991 to 1994. Mr. Kinney received a B.S. from Southeastern Massachusetts University, an M.S. from Northeastern University and is currently pursuing a Ph.D. from the University of Massachusetts.

  Mr. Ross joined the Company in December 1996 as Vice President Sales and Marketing from Gliatech, Inc., where he also served as Vice President of Marketing and Sales and was responsible for worldwide commercialization of anti-adhesion and related therapeutic technologies. Before joining Gliatech in 1995, Mr. Ross was Business Director of biological reconstruction with Genetics Institute from 1992 to 1995. From 1985 to 1992, he held several marketing and sales positions with the Zimmer division of Bristol-Myers Squibb Company. Mr. Ross has a B.A. in Political Science from Dickinson College and an M.B.A. from the University of Rochester.

  Ms. Freddo joined the Company in May 1997 as Vice President, Quality Systems and Regulatory Affairs. Prior to joining the Company, Ms. Freddo was with U.S. Medical Products, Inc., where she was Director, Quality Systems, Regulatory Affairs, Operations and ISO Management Representative. From 1991 to 1996, she was employed by or served as a consultant to Johnson & Johnson Medical, Inc. overseeing ISO 9001 compliance and other quality assurance programs. Ms. Freddo has a B.A. in Biology from the State University of New York at Geneseo and Master's Degrees in Microbiology and Business Administration from the University of South Florida.

DIRECTORS

  Dr. Swann is a founder of the Company and was appointed Chairman of the Board in February 1993. In February 1996, he was appointed Chief Scientific Officer of the Company. Previously, Dr. Swann served as President of the Company and Chief Executive Officer. He has served on the Board of Directors of the Company since February 1992. He served in various capacities with MedChem from 1970 through 1993 including Chairman, Chief Executive Officer and Chief Scientific Officer. From 1970 to 1987, Dr. Swann was a Biochemist at Shriners Burn Institute (Boston Unit), serving from 1984 to 1987 as Director of Research. In addition, Dr. Swann has held numerous research and teaching positions at Massachusetts General Hospital, Harvard College and Harvard Medical School. Dr. Swann received a B.S. with honors from Reading University in England, an M.S. from Cornell University, and a Ph.D. from Leeds University.

  Dr. Bower joined the Board of Directors of the Company in February 1993. He has held various positions at the Harvard University Graduate School of Business Administration since 1963. He was named Donald Kirk David Professor of Business Administration at the Harvard Business School in 1972, served as Chairman of the Doctoral Programs and Director of Research from 1989 to 1995, and as Senior Associate Dean for External Relations from 1985 to 1989. Dr. Bower received an A.B. from Harvard University and an M.B.A. and a D.B.A. from the Harvard Business School. He is a director of the Brown Group, Inc., ML Lee Funds I and II, New America High Income Fund, and Sonesta International Hotels Corporation.

  Dr. Davidson joined the Board of Directors of the Company in February 1993. He has been the Chairman of the Department of Biochemistry at Georgetown University Medical School since April 1988. Prior to this position, he was the Chairman of the Department of Biological Chemistry at The Milton S. Hershey Medical Center of the Pennsylvania State University from October 1967 to April 1988. Dr. Davidson also served as Associate Dean for Education at the Milton
S. Hershey Medical Center from November 1975 to January 1987. Dr. Davidson received a B.S. in Chemistry from the University of California, Los Angeles, and a Ph.D. in Biochemistry from Columbia University.

  Mr. Donaldson joined the Board of Directors in February 1993. He is currently President of Biomorphics Group. He served as Chairman of the Board of the Kevlin Corporation from August 1995 to March 1996 and served as a director from 1993 to 1996. Mr. Donaldson was Vice President of the Company from February 1992 until February 1993. He served in various capacities for MedChem from November 1986 to June 1994, including Chief Executive Officer, President and Chief Operating Officer. Mr. Donaldson received a B.A. from Harvard University and an M.B.A. from the Amos Tuck School of Business Administration at Dartmouth College.

  Mr. McKay joined the Board of Directors in May 1995. He is currently a general partner of Axiom Venture Partners Limited Partnership, a venture capital firm. He is also a general partner of Connecticut Seed Ventures Limited Partnership, a venture capital firm. Prior to Axiom, Mr. McKay was Director of Venture Capital Investments at Connecticut General Insurance Company and a scientist at the Avco-Everett Research Laboratory. Mr. McKay is also a director of Open Solutions, Inc., CoStar Corporation and Sabre Communications, Inc. Mr. McKay received a B.S. in Physics from the University of New Hampshire and an M.B.A. from the Whittemore School of Business at the University of New Hampshire.

  Dr. Sadow joined the Board of Directors in December 1995. He is currently Chairman of the Board of Cortex Pharmaceuticals, Inc. and Cholestech Corp. Dr. Sadow is also a director of Penederm, Inc., Trega Biosciences, Inc. From 1971 through 1992, Dr. Sadow served as President and Chief Executive Officer, Director and later, Chairman of the Board of Boehringer Ingelheim Corporation. He was also a member of the Board of Directors of the Pharmaceutical Manufacturers Association and Chairman of the Pharmaceutical Manufacturers Association Foundation. Dr. Sadow received a B.S. from the Virginia Military Institute, an M.S. from the University of Kansas and a Ph.D. from the University of Connecticut.

  Mr. Wheeler joined the Board of Directors of the Company in February 1993. He is currently the President of Wheeler & Co., a private investment firm. Between 1993 and February 1996 he was Managing Director and a director of Copley Real Estate Advisors and President, Chief Executive Officer and a director of Copley Properties, Inc., a publicly traded real estate investment trust. He was the Chairman and Chief Executive Officer of Hancock Realty Investors, which manages an equity real estate portfolio, from 1991 to February 1993. Prior to this position, he was an Executive Vice President of Bank of New England Corporation from 1990 to 1991. Mr. Wheeler received a B.S. in Engineering from the University of Virginia, an M.S. in Nuclear Engineering from the University of Michigan and an M.B.A. from the Harvard Business School.

BOARD OF DIRECTORS AND COMMITTEES

  The Company's Board of Directors is divided into three classes: Class I, consisting of Messrs. Bower and Davidson, with a term expiring in 2000; Class II, consisting of Messrs. Donaldson, McKay and Sadow, with a term expiring in 1998; and Class III, consisting of Messrs. Engle, Swann and Wheeler, with a term expiring in 1999. Each class of directors serves for a three-year term with one class of directors being elected by the Company's stockholders at each annual meeting.

  The Company has a standing Audit Committee of the Board of Directors, which provides the opportunity for direct contact between the Company's independent auditors and the Board. The Audit Committee makes recommendations to the Board relative to the selection of the Company's independent accountants, confers with the Company's independent accountants regarding the scope, method and result of the audit of the Company's books and records, reports the same to the Board and establishes and monitors policy relative to non-audit services provided by the independent accountants in order to ensure their independence. The current Audit Committee members are Mr. Donaldson, Dr. Bower and Mr. Wheeler.

  The Company has a standing Compensation Committee of the Board of Directors, which makes recommendations to the Board regarding compensation issues with respect to the officers of the Company. Non-employee director members of the Compensation Committee recommend grants of stock options under the Company's stock option plans. The current members of the Compensation Committee are Dr. Davidson, Dr. Bower, Mr. Wheeler and Mr. McKay.

BOARD COMPENSATION

  During the fiscal year ending August 31, 1996, each director who was not an employee of the Company was entitled to receive a director's fee of $10,000 per year. Pursuant to elections by each non-employee director, in lieu of the $10,000 director's fee, the Company issued 10,000 stock options to purchase Common Stock with an exercise price of $3.125. All non-employee directors are reimbursed for expenses incurred in attending meetings of the Board of Directors and any committees thereof.

  Non-employee directors are also entitled to participate in the Company's 1993 Director Stock Option Plan (the "Directors' Plan"). Under the terms of the Directors' Plan, each non-employee director, upon his or her initial election to the Board of Directors, is entitled to receive the grant of an option to purchase 4,500 shares of Common Stock. Each option granted under the Directors' Plan has, or will have, an exercise price equal to the fair market value of the Common Stock on the date of grant. Options granted under the Directors' Plan will become exercisable in equal annual installments over a three-year period, but will automatically accelerate upon a "Change in Control of the Company" (as defined in the Directors' Plan) which, subject to certain exceptions, shall be deemed to occur in the event that (i) a person becomes the beneficial owner of 20% or more of the combined voting power of the Company's then outstanding securities, (ii) individuals who constituted the Board of Directors on April 26, 1993, and subsequent directors approved by such persons, cease to constitute at least a majority of the Board of Directors, (iii) the Company engages in certain mergers, consolidations or recapitalizations or (iv) the stockholders approve a plan of complete liquidation or an agreement for the sale of all or substantially all of the Company's assets. The term of each option granted under the Directors' Plan is ten years, provided that, in general, an option may be exercised only while the director continues to serve as a director of the Company or within 90 days thereafter.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation for the last three completed fiscal years and the transition fiscal year, for the Company's Chief Executive Officer during fiscal 1996, the Company's two most highly compensated current executive officers (other than the Chief Executive Officer) and two former executive officers, whose cash compensation exceeded $100,000 in fiscal 1996 (the Chief Executive Officer and such other executive officers are hereinafter referred to as the "Senior Executives"):

                          SUMMARY COMPENSATION TABLE

                                         ANNUAL               LONG-TERM
                                     COMPENSATION(1)     COMPENSATION AWARDS
                                     --------------- ---------------------------
                                                     SECURITIES
                                                     UNDERLYING     ALL OTHER
                              YEAR       SALARY        OPTIONS   COMPENSATION(2)
                             ------- --------------- ----------- ---------------
David A. Swann, Ph.D.......  1996(3)    $ 38,365     168,750(4)      $ 3,118
 Chairman, Former President  1996(5)     103,010     168,750(4)        5,150
 and Former Chief            1995        162,115     106,000(6)       18,239
 Executive Officer           1994        210,750     355,500(7)        4,497
Sean F. Moran..............  1996(3)     128,654      30,000(8)       13,863
 Vice President of Finance,  1996(5)     120,000       --              6,000
 Chief Financial Officer,    1995        111,139      20,000          11,557
 Clerk and Treasurer         1994        107,200      91,500(9)        5,360
Jing-wen Kuo, Ph.D. .......  1996(3)     108,462      10,000(10)      11,173
 Vice President of           1996(5)     105,000       --              5,250
 Technical                   1995         97,090      30,000          10,105
 and Clinical Affairs        1994         93,588      48,250(11)       4,385
Robert S. DuFresne.........
 Former President and        1996(3)     102,409       --              4,577
 Former Chief Operating      1996(5)     161,255       --              6,865
 Officer                     1995         19,615     180,000            --
Bernard P. Sullivan........  1996(3)     133,846       --              6,692
 Former Senior Vice          1996(5)     129,231       --              6,462
 President of Operations     1995        118,126      20,000          11,906
                             1994        117,294      46,000(12)       5,865

----------
 (1) The Company did not pay any bonuses for its 1994, 1995 and 1996 fiscal years and for the period from January 1, 1996 to December 31, 1996.
 (2) For the period January 1, 1996 to December 31, 1996 and the 1995 fiscal year, constitutes matching contributions to the Company's 401(k) Plan together with the Company's discretionary contribution to the 401(k) Plan and for all other periods constitutes the Company's matching contributions to the 401(k) Plan.
 (3) Represents compensation for the period January 1, 1996 to December 31, 1996, the Company's new fiscal year end.
 (4) As part of the amended employment agreement dated February 1, 1996, options to purchase a total of 168,750 shares of Common Stock were granted that vest over a 27 month period. These options expire on February 1, 2006.
 (5) Represents compensation for the period September 1, 1995 to August 31, 1996, the Company's former fiscal year end.
 (6) Includes options to purchase 86,000 shares of Common Stock in lieu of three months compensation.
 (7) Includes 60,000 stock options granted under the Stock Option Plan during the Company's 1994 fiscal year and options to purchase 295,500 shares of Common Stock granted during previous fiscal years, all of which were repriced effective as of August 12, 1994.

 (8) Includes options to purchase 30,000 shares of Common Stock granted under the stock option plan during the period January 1, 1996 to December 31, 1996.
 (9) Includes options to purchase 30,000 shares of Common Stock granted under the Stock Option Plan during the Company's 1994 fiscal year and options to purchase 61,500 shares of Common Stock during previous fiscal years, all of which were repriced effective as of August 12, 1994.
(10) Includes options to purchase 10,000 shares of Common Stock granted under the stock option plan during the period January 1, 1996 to December 31, 1996.
(11) Includes options to purchase 10,000 shares of Common Stock granted under the Stock Option Plan during the Company's 1994 fiscal year and options to purchase 38,250 shares of Common Stock during the previous years all of which were repriced effective as of August 12, 1994.
(12) Includes options to purchase 15,000 shares of Common Stock under the Stock Option Plan during the Company's 1994 fiscal year and options to purchase 31,000 shares of Common Stock granted during previous fiscal years, all of which were repriced effective as of August 12, 1994.

OPTION GRANTS

  The following table sets forth certain information concerning grants of stock options made to each of the Senior Executives during the sixteen-month period ended December 31, 1996, consisting of the fiscal year ended August 31, 1996 and the four-month transitional year ended December 31, 1996:

                       OPTION GRANTS IN LAST FISCAL YEAR
                              (INDIVIDUAL GRANTS)

                                           PERCENT OF
                             NUMBER OF    TOTAL OPTIONS            MARKET
                            SECURITIES     GRANTED TO   EXERCISE   PRICE
                            UNDERLYING    EMPLOYEES IN  PRICE PER ON DATE  EXPIRATION
NAME                      OPTIONS GRANTED  FISCAL YEAR    SHARE   OF GRANT    DATE
----                      --------------- ------------- --------- -------- ----------
David A. Swann, Ph.D. ..      168,750(1)      22.8%       $ .50    $4.25    2/01/06
Sean F. Moran...........       30,000(2)       4.0         4.75     4.75    9/04/06
Jing-wen Kuo, Ph.D. ....       10,000(2)       1.3         4.75     4.75    9/04/06

----------

(1) As part of his amended employment agreement, Dr. Swann received options to purchase 168,750 shares of Common Stock which vest over 27 months. These options expire on February 1, 2006.
(2) The exercisability of each option automatically accelerates upon a "Change in Control of the Company" (as defined in the Stock Option Plan). These options vest in three equal annual installments commencing on the first anniversary of grant and continuing on the next two succeeding anniversaries of such date.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth certain information concerning exercises of stock options during the sixteen-month period ended December 31, 1996, consisting of the fiscal year ended August 31, 1996 and the four-month transitional year ended December 31, 1996 by each of the Senior Executives and the number and value of options held by each of the Senior Executives as of December 31, 1996:

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

                                                     NUMBER OF            VALUE OF
                                                     SECURITIES          UNEXERCISED
                                               UNDERLYING UNEXERCISED   IN-THE-MONEY
                                                     OPTIONS AT          OPTIONS AT
                           NUMBER OF                   FY-END             FY-END(1)
                            SHARES             ---------------------- -----------------
                          ACQUIRED ON  VALUE        EXERCISABLE/        EXERCISABLE/
                           EXERCISE   REALIZED     UNEXERCISABLE        UNEXERCISABLE
                          ----------- -------- ---------------------- -----------------
David A. Swann, Ph.D. ..      --         --       579,750/100,000     $936,976/$325,000
Robert S. DuFresne......    10,000    $32,343         50,000/0            56,250/0
Bernard P. Sullivan.....    24,038     52,295      48,167/13,333        56,687/20,000
Sean F. Moran...........     9,000     35,355      91,867/43,333       103,487/20,000
Jing-wen Kuo, Ph.D. ....    16,799     59,758      41,750/30,000        49,969/30,000

----------
(1) Based on the fair market value of the Common Stock on December 31, 1996 of $3.75 per share, less the option exercise price.

EMPLOYMENT AGREEMENTS

  Dr. Swann is a party to an employment agreement with the Company which was entered into on April 29, 1993. The employment agreement with Dr. Swann was amended on February 1, 1996. The amended agreement is for a term ending May 3, 1998 and entitles Dr. Swann to a salary of $2,000 per month, stock options for 168,750 shares of Common Stock, accelerated vesting with respect to existing options to acquire 151,875 shares of Common Stock, benefits and bonuses at the discretion of the Board.

  Mr. Engle is a party to an employment agreement with the Company which commenced September 26, 1996. Under the agreement, Mr. Engle is entitled to an annual base salary of $200,000, a grant of stock options for 250,000 shares of Common Stock vesting in equal installments over four years, benefits and performance bonuses upon attainment of objectives determined by the Board. If Mr. Engle's employment is terminated without cause, the agreement entitles him to severance in the amount of six months base salary and six months medical benefits. In the event of a constructive termination due to a "hostile" change of control, Mr. Engle will receive severance of 12 months salary (and medical benefits) if he is not retained in a substantially equivalent position.

  Mr. DuFresne, the Company's former President and Chief Operating Officer, entered into an employment agreement with the Company in July 1995 which provided a base salary of $170,000, a grant of 180,000 stock options vesting over a period of three years and benefits and bonuses at the discretion of the Board. The agreement was terminated effective August 1, 1996 pursuant to a letter agreement the terms of which entitled Mr. DuFresne to continue receiving his base salary of $170,000 until January 31, 1997, and to receive paid medical benefits.

  Mr. Sullivan, the Company's former Senior Vice President of Operations entered into an employment agreement with the Company in April 1993 for a five-year term. The agreement entitled Mr. Sullivan to receive an initial base salary of $117,294 plus bonuses and benefits at the discretion of the Board. Mr. Sullivan's employment agreement was terminated effective February 5, 1996. Mr. Sullivan entered into a consulting agreement with the Company effective February 6, 1996 to February 5, 1997. The agreement entitled Mr. Sullivan to a salary of $120,000 during the term of the agreement and to certain benefits and expenses.

1993 STOCK OPTION PLAN

  The Company's Stock Option Plan was initially adopted by the Board of Directors on March 3, 1993 and was subsequently approved by the Company's stockholders. The Stock Option Plan permits the grant of incentive stock options ("Incentive Stock Options") meeting the requirements of Section 422 of the Internal Revenue Code of 1986 (the "Code") and options not meeting such requirements ("Non-qualified Stock Options"), as well as outright grants of Common Stock. Grants may be made to employees, officers or directors of, or consultants or advisors to, the Company. Prior to October 28, 1997, the Stock Option Plan provided for the grant of options to acquire up to 2,000,000 shares of Common Stock. On October 28, 1997, the Company amended the Stock Option Plan to reserve an additional 1,000,000 shares of Common Stock for issuance under the Stock Option Plan, and granted to certain executive officers and employees options to acquire 235,000 shares of Common Stock at an exercise price of $7.625 per share, vesting over a four-year period. Such grants are subject to the completion of this offering and stockholder approval of the amendment to the Stock Option Plan. The amendment to the Plan will be submitted for stockholders' approval at the Company's next annual meeting of stockholders. As of October 31, 1997, options to purchase 1,871,495 shares were outstanding at a weighted average exercise price of $3.68 per share.

  The Stock Option Plan is administered by the Board of Directors which may delegate its authority to the Compensation Committee. Subject to the provisions of the Stock Option Plan, the Board or Compensation Committee has full power to determine the eligible individuals to whom grants will be made and the specific terms of each grant, including the exercise price and the vesting schedule. Members of the Board may be granted options or outright grants of Common Stock under the Stock Option Plan.

  The purchase price per share of stock deliverable upon the exercise of an option will be determined by the Board of Directors at the time of grant; provided, however, that in the case of an Incentive Stock Option, the exercise price shall not be less than 100% of the fair market value of such stock at the time of grant of such option, or less than 110% of such fair market value in the case of Incentive Stock Options awarded to a 10% stockholder.

  Each option and all rights thereunder will expire on such date as is set forth in the applicable option agreement, except that, in the case of an Incentive Stock Option, such date will not be later than ten years after the date on which the option is granted and, in all cases, options shall be subject to earlier termination as provided in the Stock Option Plan. Each option granted under the Stock Option Plan will be exercisable either in full or in installments at such time or times and during such period as shall be set forth in the agreement evidencing such option, subject to the provisions of the Stock Option Plan. Unless sooner terminated, the Stock Option Plan shall terminate, with respect to Incentive Stock Options, upon the earlier of
(i) the close of business on the day next preceding the tenth anniversary of the date of its adoption by the Board of Directors, or (ii) the date on which all shares available for issuance under the Stock Option Plan shall have been issued pursuant to the exercise of options granted under the Stock Option Plan or cancelled. Unless sooner terminated, the Stock Option Plan will terminate with respect to options which are not Incentive Stock Options on the date specified in (ii) above. If the date of termination is determined under (i) above, then options outstanding on such date will continue to have force and effect in accordance with the provisions of the instruments evidencing such options. Options granted under the Stock Option Plan will automatically accelerate and become exercisable upon a "Change in Control of the Company" (as defined in the Stock Option Plan).

                             CERTAIN TRANSACTIONS

  On March 1, 1996 the Company sold 1,455,000 shares of Common Stock in a private placement, at a price per share of $2.75 resulting in net proceeds to the Company of approximately $3.5 million. In connection with the sale of Common Stock, the Company issued warrants to Leerink, Swann, Garrity, Sollami, Yaffe and Wynn, Inc. ("Leerink Swann & Company"), the placement agent, for 146,664 shares of Common Stock exercisable at $3.00 per share and 57,036 shares of Common Stock exercisable at $4.00 per share. The Company paid Leerink Swann & Company $320,000 as placement agent fees in connection with the private placement. In August 1997, the Company granted demand registration rights to Leerink Swann & Company with respect to shares of Common Stock which may be acquired upon exercise of such warrants. L. Eric Swann, an officer, director and shareholder of Leerink Swann & Company, is the son of David A. Swann, Chairman of the Board of Directors of the Company.

  On May 17, 1995, the Company sold 120,970 shares of Series A Preferred Stock in a private placement at a price of $20.00 per share, resulting in net proceeds to the Company of approximately $2.2 million. In connection with the sale of the Series A Preferred Stock, the Company also issued warrants to the holders of Series A Preferred Stock to purchase 60,485 additional shares of Series A Preferred Stock at an exercise price of $20.00 per share. Axiom Venture Partners Limited Partnership acquired 100,000 shares of such Series A Preferred Stock and 50,000 of such warrants. In connection with its investment in the Company and pursuant to the terms of the Shareholders' Agreement, Axiom nominated and the Board of Directors elected Samuel McKay, a general partner of the general partner of Axiom, as a member of the Company's Board of Directors. Axiom subsequently nominated and the Board of Directors elected Harvey Sadow as an additional member of the Company's Board of Directors. Substantially all of the remaining outstanding shares of Series A Preferred Stock and warrants were issued to directors and executive officers of the Company, including 5,000 shares of Series A Preferred Stock and 2,500 warrants to each of Jonathan Donaldson and Steven Wheeler, Directors of the Company, 3,800 shares of Series A Preferred Stock and 1,900 warrants to David Swann, the Chairman and Chief Scientific Officer of the Company, 2,000 shares of Series A Preferred Stock and 1,000 warrants to Joseph Bower, a Director of the Company, 1,200 shares of Series A Preferred Stock and 600 warrants to Eugene Davidson, a Director of the Company, 750 shares of Series A Preferred Stock and 375 warrants to Alan Ezekowitz, a former Director of the Company and a member of the Company's Scientific Advisory Board, 700 shares of Series A Preferred Stock and 350 warrants to Sean Moran, the Company's Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Clerk, and 20 shares of Series A Preferred Stock and ten warrants to Jing-wen Kuo, the Company's Vice President of Technical and Clinical Affairs.

  On March 17, 1997, the Company made a loan of $75,000 to J. Melville Engle, President and Chief Executive Officer of the Company which is payable upon the earlier of March 11, 2002 or 120 days after the termination of Mr. Engle's employment with the Company for any reason. The loan accrues current interest at a rate of 6%, payable on a monthly basis.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth the beneficial ownership of the Company's voting stock as of October 27, 1997 and as adjusted to reflect the sale of the shares of Common Stock offered hereby of (i) each director, (ii) each Senior Executive, (iii) each person which is known by the Company to beneficially own 5% or more of its voting stock and (iv) all current directors and executive officers as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares.

                                                                                                      BENEFICIAL
                                                                                                    OWNERSHIP AFTER
                                                                                                     OFFERING UPON
                                                                                     SHARES TO BE  EXERCISE IN FULL
                                                             BENEFICIAL OWNERSHIP      SOLD UPON   OF UNDERWRITERS'
                         BENEFICIAL OWNERSHIP                        AFTER            EXERCISE OF    OVERALLOTMENT
                           BEFORE OFFERING                     OFFERING(2)(3)(4)     UNDERWRITERS'     OPTION(5)
                         ------------------------   SHARES   ----------------------- OVERALLOTMENT -----------------
                         SHARES(2)     PERCENT(3) OFFERED(4)   SHARES      PERCENT     OPTION(5)    SHARES   PERCENT
                         ---------     ---------- ---------- ------------ ---------- ------------- --------- -------
Directors(1)
David A. Swann, Ph.D....   809,795(6)     10.8%       --          809,795      8.1%      80,000      729,795   7.3%
Joseph L. Bower.........    75,520(7)      1.1        --           75,520     *           --          75,520    *
Eugene A. Davidson,
 Ph.D. .................    62,440(8)      *          --           62,440     *           --          62,440    *
Jonathan D. Donaldson...   170,670(9)      2.5        --          170,670      1.8       12,600      158,070   1.7
J. Melville Engle.......    64,980(10)     *          --           64,980     *           6,400       58,580    *
Samuel F. McKay......... 1,452,390(11)    21.1     500,000        952,390     10.2      105,300      847,090   9.0
Harvey S. Sadow,
 Ph.D. .................    14,000(12)     *          --           14,000     *           --          14,000    *
Steven E. Wheeler.......   120,570(13)     1.7        --          120,570      1.3       12,000      108,570   1.2
Other Senior Executives
Sean F. Moran...........   114,801(14)     1.7        --          114,801      1.2        --         114,801   1.2
Jing-wen Kuo, Ph.D......    43,907(15)     *          --           43,907     *           4,300       39,607    *
Robert S. DuFresne......       -- (16)     --         --          --          --          --          --       --
Bernard P. Sullivan.....       -- (17)     --         --          --          --          --          --       --
Shawn Kinney............    34,266(18)     *          --           34,266     *           --          34,266    *
5% Stockholders
Axiom Venture Partners
 Limited Partnership.... 1,452,390(19)    21.1     500,000        952,390     10.2      105,300      847,090   9.0
All current directors
 and executive officers
 as a group (15
 persons)............... 2,989,400(20)    37.4     500,000      2,489,400     23.7      225,000    2,264,400  21.6

----------
 *  Less than 1%.
 (1) The address of Samuel F. McKay is c/o Axiom Venture Partners, City Place II, 17th Floor, 185 Asylum Street, Hartford, Connecticut 06103. The address of all other Directors and Senior Executives is c/o Anika Therapeutics, Inc., 236 West Cummings Park, Woburn, MA 01801.
 (2) The number of shares deemed beneficially owned includes shares of Common Stock (a) beneficially owned as of October 27, 1997, (b) subject to receipt upon conversion of shares of Series A Preferred Stock outstanding as of October 27, 1997 and (c) subject to receipt upon exercise of Series A Preferred Stock Subscription Warrants ("Warrants") outstanding as of October 27, 1997 (assuming cashless exercise) and conversion of the resulting shares of Series A Preferred Stock. The inclusion of any shares of stock deemed beneficially owned does not constitute an admission of beneficial ownership of those shares. Any reference below to shares subject to outstanding stock options held by the person in question refers to stock options that are currently exercisable within 60 days after October 27, 1997. Each outstanding Warrant is exercisable for one share of Series A Preferred Stock, and all 10,485 outstanding Warrants are currently exercisable in full.

 (3) All percentages have been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
 (4) Assumes no exercise of the Underwriters' overallotment option.
 (5) Assumes exercise in full of the underwriters' overallotment option. Certain members of senior management of the Company will sell shares of Common Stock solely in connection with the exercise of the underwriters' overallotment option.
 (6) This amount includes 30,055 shares owned by the wife of Dr. Swann, 50,625 shares owned jointly by Dr. Swann and his wife, 13,217 shares held by three trusts established by Dr. Swann for the benefit of his children, 12,509 shares allocated to Dr. Swann's account under the Anika Therapeutics, Inc. Employee Savings, Retirement Plan (the "401(k) Plan") and 5,515 shares of Series A Preferred Stock. This amount also includes 648,083 shares subject to outstanding stock options.
 (7) This amount includes 39,500 shares subject to outstanding stock options and 2,902 shares of Series A Preferred Stock.
 (8) This amount includes 39,500 shares subject to outstanding stock options and 1,741 shares of Series A Preferred Stock.
 (9) This amount includes 94,100 shares subject to outstanding stock options and 7,257 shares of Series A Preferred Stock.
(10) This amount includes 2,480 shares allocated to Mr. Engle's account under the 401(k) Plan and 62,500 shares subject to outstanding stock options.
(11) Represents 145,139 shares of Series A Preferred Stock (see Note 17 hereto). Mr. McKay, Alan Mendleson and Martin Chanzit are the general partners (the "Axiom General Partners") of Axiom Venture Associates Limited Partnership, the general partner of Axiom, and share voting and investment power with respect to such shares. The Axiom General Partners disclaim beneficial ownership of such shares except to the extent of each partner's proportionate pecuniary interest therein.
(12) This amount includes 13,000 shares subject to outstanding stock options.
(13) This amount includes 39,500 shares subject to outstanding stock options and 7,257 shares of Series A Preferred Stock.
(14) This amount includes 12,103 shares allocated to Mr. Moran's account under the 401(k) Plan and 92,533 shares subject to outstanding stock options and 1,016 shares of Series A Preferred Stock.
(15) This amount includes 10,279 shares allocated to Dr. Kuo's account under the 401(k) Plan, 33,333 shares subject to outstanding stock options and 30 shares of Series A Preferred Stock.
(16) Mr. DuFresne was employed as President of the Company until August 1,
     1996.
(17) Mr. Sullivan was employed as Senior Vice President of Operations until February 5, 1996.
(18) This amount includes 4,766 shares allocated to Mr. Kinney's account under the 401(k) Plan and 29,500 shares subject to outstanding stock options.
(19) This amount includes 145,139 shares of Series A Preferred Stock. Axiom owns approximately 83% of the issued and outstanding Series A Preferred Stock.
(20) This amount includes 43,198 shares in the aggregate allocated to the accounts of the executive officers under the 401(k) Plan, 1,116,549 shares subject to outstanding stock options and 170,857 shares of Series A Preferred Stock (see Notes 10 and 17 above).

                         DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The Company's Restated Articles of Organization (the "Articles of Organization") authorize the issuance of up to 15,000,000 shares of Common Stock, $.01 par value per share, and 2,000,000 shares of undesignated preferred stock (the "Preferred Stock") issuable in series by the Board of Directors of which 750,000 have been designated as Series A Preferred Stock. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Organization and the Company's Amended and Restated By-laws (the "By-laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. The Articles of Organization and By-laws have been adopted by the stockholders and the Board of Directors of the Company.

  Common Stock. Holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of Common Stock are not entitled to cumulative voting rights. Therefore, the holders of a plurality of the shares voted in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of Preferred Stock. The holders of Common Stock have no preemptive rights.

  The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor, subject to any preferential dividend rights of any outstanding Preferred Stock.

  Upon the dissolution or liquidation of the Company, holders of Common Stock will be entitled to receive all assets of the Company available for distribution to its stockholders, subject to any preferential rights of the then outstanding Preferred Stock.

  There are no redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are, or will be upon completion of this offering, fully paid and non-assessable and subject to any preferential dividend rights of any outstanding Preferred Stock.

  The Company's By-laws provide that the number of directors shall be fixed by vote of the stockholders or the Board of Directors. The directors, other than those who may be elected by the holders of any Preferred Stock, are divided into three classes, as nearly equal in number as possible, with each class serving for a three-year term, except with respect to the initial term of each class of directors. Subject to the rights of the holders of any Preferred Stock to elect directors or remove any director whom the holders of such stock had the right to elect, any director of the Company may be removed from office for cause by the affirmative vote of at least three-fourths of the then issued and outstanding capital stock which would be eligible to be cast by stockholders in the election of such director.

  Warrants. As of September 30, 1997 a total of 146,664 shares of Common Stock were issuable upon exercise of outstanding warrants at an exercise price of $3.00 and 57,036 shares of Common Stock were issuable upon exercise of outstanding warrants at an exercise price of $4.00 per share. For a description of these warrants, see "Certain Transactions."

  Undesignated Preferred Stock. The Board of Directors of the Company is authorized as set forth in the Articles of Organization, without further action of the stockholders of the Company, to issue up to 1,250,000 shares of undesignated Preferred Stock in one or more series and to fix the designations, powers, preferences and the relative participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon. Any such Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. The issuance of Preferred Stock could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring or seeking to acquire, a significant portion of the outstanding stock of the Company.

CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF ORGANIZATION AND BY-LAWS

  General. A number of provisions of the Articles of Organization and the By-laws concern matters of corporate governance and the rights of stockholders. Certain of these provisions, as well as the ability of the Board of Directors to issue shares of Preferred Stock and to set the voting rights, preferences and other terms thereof, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock, which may result from actual or rumored takeover attempts, may be inhibited.

  The Articles of Organization provide for the Board of Directors to be divided into three classes, as nearly equal in size as possible, of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. In addition, the Articles of Organization provide that shareholders may remove a director for cause by the vote of the holders of three-fourths of the issued and outstanding capital stock then entitled to vote at an election of directors. This provision, when coupled with the provision of the Articles of Organization and the By-laws authorizing only the Board of Directors to fill vacant directorships, will preclude shareholders from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with their own nominees, and will make more difficult, and therefore may discourage, a proxy contest to change control of the Company. These provisions, together with the ability of the Board to issue Preferred Stock without further stockholder action, also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the Company. In addition, these provisions could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock.

  Meetings of Stockholders. The Company's By-laws provide that a special meeting of stockholders may be called by the President or the Chairman of the Board of Directors. The Company's By-laws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting. In addition, the Company's By-laws set forth certain advance notice, informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

  No Stockholder Action by Written Consent. The Articles of Organization provide that any action required or permitted to be taken by the stockholders of the Company at an annual or special meeting of stockholders must be effected at a duly called meeting and may not be taken or effected by a written consent of stockholders in lieu thereof.

  Indemnification and Limitation of Liability. The Articles of Organization of the Company provide that directors and officers of the Company shall be indemnified by the Company against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the Company. The Articles of Organization of the Company also provide that the right of directors and officers to indemnification shall not be exclusive of any other right now possessed or hereafter acquired under any by-law, agreement, vote of stockholders or otherwise.

  Amendment of By-laws. The Articles of Organization provide that the By-laws may be amended or repealed by the Board of Directors or by the stockholders. Except with respect to any provision which requires action by the stockholders, an amendment or repeal of the By-laws by the Board of Directors requires the affirmative vote of a majority of the directors then in office. Such action by the stockholders requires the affirmative vote of the holders of at least a majority of shares of each class of capital stock at the time outstanding and entitled to vote with respect to such amendment or repeal at an annual meeting of stockholders or a special meeting called for such purpose.

  Ability to Adopt Shareholder Rights Plan. The Board of Directors may in the future resolve to issue shares of Preferred Stock or rights to acquire such shares to implement a shareholder rights plan. A shareholder rights plan typically creates voting or other impediments to discourage persons seeking to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise if such change in control is not determined to be in the best interests of the Company and its stockholders. The Board of Directors is not aware of any attempt to obtain control of the Company.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Continental Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 9,381,879 shares of Common Stock outstanding (assuming exercise of all outstanding warrants to acquire Series A Preferred Stock), excluding shares issuable upon exercise of stock options outstanding at September 30, 1997 granted pursuant to the Stock Option Plan and to the Directors' Plan. Of the total shares outstanding, 8,123,051 shares (including the 3,000,000 shares sold in this offering) will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by affiliates of the Company, which will be subject to the limitations of Rule 144 under the Securities Act. All of the remaining 1,258,828 shares outstanding (the "Restricted Shares") may be sold only pursuant to an effective registration statement filed by the Company or an applicable exemption, including an exemption under Rule 144 under the Securities Act. Certain holders of such shares have registration rights, as described below.

  In general, Rule 144 as currently in effect provides that any person (or persons whose shares are aggregated), including a person who may be deemed an "affiliate" of the Company (as defined under the Securities Act), whose Restricted Shares have been fully paid for and held for at least one year from the later of the date of issuance by the Company or acquisition from an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) the average weekly trading volume in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission (the "Commission") or (ii) 1% of the shares of Common Stock then outstanding (approximately 93,819 shares immediately after this offering). Sales under Rule 144 are also subject to certain other restrictions regarding the manner of sale, required notice and availability of public information concerning the Company. In addition, a person who is not deemed to have been an affiliate of the Company during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate), would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Rule 144 also provides that affiliates who are selling shares that are not Restricted Shares must nonetheless comply with the same restrictions applicable to Restricted Shares with the exception of the holding period requirement.

  As of October 31, 1997, 3,000,000 shares of Common Stock were reserved for issuance under the Stock Option Plan (assuming approval by stockholders at the next annual meeting thereof of an amendment to the Stock Option Plan to reserve an additional 1,000,000 shares of Common Stock for issuance thereunder) of which 1,871,495 shares were issuable upon the exercise of outstanding stock options (of which 235,000 are subject to stockholder approval of the amendment to the Stock Option Plan), and 40,000 shares of Common Stock were reserved for issuance under the Directors' Plan, of which 22,500 shares were issuable upon the exercise of outstanding stock options. "See Management -- 1993 Stock Option Plan" and "-- Board Compensation". On June 4, 1993, the Company filed a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock reserved for issuance under the Stock Option Plan and the Directors' Plan. On June 19, 1996, the Company filed a Registration Statement on Form S-8 under the Securities Act to register additional shares of Common Stock reserved for issuance under the Stock Option Plan. Shares of Common Stock issued upon the exercise of options under either plan generally are available for sale in the open market, subject to Rule 144 limitations with respect to affiliates, and subject to the lock-up arrangements described below.

LOCK-UP AGREEMENTS

  The Company and its directors, officers and certain of its principal stockholders holding in the aggregate, upon completion of the offering, 1,279,880 shares of Common Stock have agreed that they will not, without the prior written consent of Furman Selz LLC, agree to sell, contract to sell or otherwise dispose of any shares of Common Stock of the Company for a period of 180 days after the date of this Prospectus, provided, however, that the Company may grant stock options under the Stock Option Plan, or issue shares upon the exercise of options granted under the Stock Option Plan or pursuant to the Directors' Plan.

REGISTRATION RIGHTS

  Pursuant to the Series A Preferred Stock Purchase Agreement dated May 17, 1995, upon conversion of Series A Preferred Stock to Common Stock, holders of at least 50 percent of such converted shares (the "Registrable Securities") may request that the Company effect a registration with respect to all or part of the converted shares. In addition, if the Company shall determine to register any of its securities for its own account, the Company shall include in such registration, all the Registrable Securities specified in a request by any holder of such securities.

  Pursuant to a letter agreement dated August 27, 1997, Leerink Swann & Company may for a period of one year following the date of the letter agreement, request that the Company effect a registration with respect to Common Stock issuable upon the exercise of warrants issued to Leerink Swann & Company as placement agent in March 1996. See "Certain Transactions."

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives Furman Selz LLC, Volpe Brown Whelan & Company, LLC and Leerink Swann & Company (the "Representatives") have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                        NUMBER
     UNDERWRITER                                                       OF SHARES
     -----------                                                       ---------
     Furman Selz LLC..................................................
     Volpe Brown Whelan & Company, LLC................................
     Leerink Swann & Company..........................................
                                                                       ---------
         Total........................................................ 3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and
to certain dealers at such price less a concession not in excess of $   per
share. The Underwriters may allow, and such dealers may reallow, a concession
not in excess of $   per share to certain other dealers. After the public
offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company and certain stockholders of the Company have granted the several Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 225,000 and 225,000, respectively, additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 450,000, and the Company and such stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares of Common Stock are being offered.

  In connection with this offering, certain Underwriters may engage in passive market making transactions in the Common Stock on Nasdaq immediately prior to the commencement of sales in this offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on Nasdaq limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Subject to applicable limitations, the Underwriters, in connection with this offering, may place bids for or make purchases of the Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this offering. The Underwriters are not required to engage in these activities and may end these activities at any time.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company and each of its directors and executive officers, the Selling Stockholders and certain of its security holders, who in the aggregate will hold, following this offering, 1,279,880 shares of Common Stock and options and warrants to purchase 1,373,316 shares of Common Stock, have agreed that they will not directly or indirectly, without the prior written consent of Furman Selz LLC, offer, sell, offer to sell, contract to sell, or otherwise dispose of any shares of Common Stock or securities exchangeable for or convertible into Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may issue, and grant options to purchase, shares of Common Stock under its current stock option plan and other currently outstanding options.

  The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  Leerink Swann & Company, co-manager of the offering, commenced operations in 1995 and has not previously managed or co-managed any public offerings of securities. Leerink Swann & Company has been a member of a public offering underwriting syndicate on seven occasions. Leerink Swann & Company holds warrants for 146,664 shares of Common Stock exercisable at $3.00 per share and 57,036 shares of Common Stock exercisable at $4.00 per share. L. Eric Swann, an officer, director and shareholder of Leerink Swann & Company, is the son of David A. Swann, Chairman of the Board of Directors of the Company.

                                 LEGAL MATTERS

  The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Goodwin, Procter & Hoar LLP, Boston, Massachusetts. Certain legal matters related to this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP. As of the date of this Prospectus, a total of 2,691 shares of Series A Preferred Stock and 1,250 Warrants were beneficially owned by a partner of Goodwin, Procter & Hoar LLP.

                                    EXPERTS

  The financial statements of Anika Therapeutics, Inc. as of and for the nine-month period ended September 30, 1997, as of and for the four-month transitional year ended December 31, 1996, and for the year ended August 31, 1996, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

  The statements in this Prospectus under the captions "Risk Factors -- Dependence on Patents and Proprietary Technology" and "Business -- Patents
and Proprietary Rights" have been reviewed and approved by Hamilton, Brook, Smith & Reynolds, P.C., patent counsel to the Company, as experts on such matters, and are included herein in reliance upon that review and approval.

                            ADDITIONAL INFORMATION

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Room

1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a web site (http:///www.sec.gov) containing reports, proxy and information statements and other information regarding registrants that file such material electronically through the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system. The Company has filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement (which shall include all amendments, exhibits and schedules thereto) on Form SB-2 under the Act with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, to which Registration Statement reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected and copies at prescribed rates at the public reference facilities at the addresses set forth above, and are also publicly available through the Commission's web site.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Financial Statements of Anika Therapeutics, Inc.
  Report of Independent Accountants as of and for the nine-month period ended September 30, 1997, as of and for the four-month transitional year ended December 31, 1996, and for the fiscal year ended August 31,
   1996................................................................... F-2
  Balance Sheets at September 30, 1997 and December 31, 1996.............. F-3
  Statements of Operations for the nine-month period ended September 30,
   1997, the four-month transitional year ended December 31, 1996 and the fiscal year ended August 31, 1996...................................... F-4
  Statements of Stockholders' Equity for the nine-month period ended
   September 30, 1997, the four- month transitional year ended December
   31, 1996 and the fiscal year ended August 31, 1996..................... F-5
  Statements of Cash Flows for the nine-month period ended September 30,
   1997, the four-month transitional year ended December 31, 1996 and the fiscal year ended August 31, 1996...................................... F-6
  Notes to Financial Statements........................................... F-7

                           ANIKA THERAPEUTICS, INC.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
Anika Therapeutics, Inc.:

  We have audited the accompanying balance sheets of Anika Therapeutics, Inc. (the Company) as of September 30, 1997 and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the nine-month period ended September 30, 1997, the four-month transitional year ended December 31, 1996 and the year ended August 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anika Therapeutics, Inc. as of September 30, 1997 and December 31, 1996, and the results of its operations and its cash flows for the nine-month period ended September 30, 1997, the four-month transitional year ended December 31, 1996 and the year ended August 31, 1996, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Boston, Massachusetts
October 22, 1997

                            ANIKA THERAPEUTICS, INC.

                                 BALANCE SHEETS

                                                             AS OF,
                                                     ------------------------
                                                      SEPTEMBER    DECEMBER
                                                      30, 1997     31, 1996
                                                     -----------  -----------
ASSETS
Current assets:
  Cash and cash equivalents......................... $ 3,055,045  $ 2,704,665
  Accounts receivable...............................   1,020,825      539,004
  Inventories.......................................   2,733,363    2,481,646
  Prepaid expenses..................................     525,666      306,537
                                                     -----------  -----------
    Total current assets............................   7,334,899    6,031,852
                                                     -----------  -----------
Property and equipment..............................   3,879,615    3,865,330
Less accumulated depreciation.......................   3,246,606    3,046,286
                                                     -----------  -----------
    Net property and equipment......................     633,009      819,044
                                                     -----------  -----------
Loan receivable from officer........................      75,000      --
Long term deposits..................................      87,765       68,765
                                                     -----------  -----------
    Total Assets.................................... $ 8,130,673  $ 6,919,661
                                                     ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.................................. $   781,617  $   550,314
  Accrued expenses..................................   1,167,512    1,055,234
  Deferred revenue..................................     200,000      200,000
                                                     -----------  -----------
    Total current liabilities.......................   2,149,129    1,805,548
                                                     -----------  -----------
Advance rent payment................................     117,015      142,775
Redeemable convertible preferred stock; $.01 par
 value: authorized 750,000 shares; issued and
 outstanding 130,211 shares and 126,259 shares,
 respectively; at cost of $20.00 per share plus
 accrued dividends..................................   2,705,563    2,602,527
Stockholders' equity:
  Undesignated preferred stock; $.01 par value:
   authorized 1,250,000 shares; no shares issued and
   outstanding......................................     --           --
  Common stock; $.01 par value: authorized
   15,000,000 shares; issued and outstanding
   5,123,051 shares and 4,930,719 shares,
   respectively.....................................      51,231       49,307
  Additional paid-in capital........................  12,195,385   11,693,070
  Accumulated deficit...............................  (9,087,650)  (9,373,566)
                                                     -----------  -----------
    Total stockholders' equity......................   3,158,966    2,368,811
                                                     -----------  -----------
    Total Liabilities and Stockholders' Equity...... $ 8,130,673  $ 6,919,661
                                                     ===========  ===========

                See accompanying notes to financial statements.

                            ANIKA THERAPEUTICS, INC.

                            STATEMENTS OF OPERATIONS

                                        NINE MONTHS  FOUR MONTHS     YEAR
                                           ENDED        ENDED        ENDED
                                       SEPTEMBER 30,  DECEMBER    AUGUST 31,
                                           1997       31, 1996       1996
                                       ------------- -----------  -----------
Net sales.............................  $5,961,723   $ 1,212,041  $ 4,612,918
Cost of sales.........................   3,015,952     1,308,625    4,472,214
                                        ----------   -----------  -----------
    Gross profit (loss)...............   2,945,771       (96,584)     140,704
Operating expenses:
  Research and development............   1,477,093     1,310,330    1,634,640
  Selling, general and
   administrative.....................   1,271,733     1,308,583    1,469,257
                                        ----------   -----------  -----------
    Total operating expenses..........   2,748,826     2,618,913    3,103,897
                                        ----------   -----------  -----------
  Income (loss) from operations ......     196,945    (2,715,497)  (2,963,193)
  Interest income, net................    (105,230)      (57,898)    (114,314)
                                        ----------   -----------  -----------
Income (loss) before income taxes.....     302,175    (2,657,599)  (2,848,879)
Income taxes..........................      16,259       --           --
                                        ----------   -----------  -----------
    Net income (loss).................  $  285,916   $(2,657,599) $(2,848,879)
                                        ==========   ===========  ===========
Earnings (loss) per common share and
 common share equivalents.............  $     0.03   $     (0.56) $     (0.76)
                                        ==========   ===========  ===========
Common share and common share
 equivalents outstanding..............   6,357,978     4,905,382    4,052,596


                See accompanying notes to financial statements.

                            ANIKA THERAPEUTICS, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                            COMMON STOCK
                           $.01 PAR VALUE   ADDITIONAL     UNEARNED                    TOTAL
                          -----------------   PAID-IN    STOCK OPTION ACCUMULATED  STOCKHOLDERS'
                           SHARES   AMOUNT    CAPITAL    COMPENSATION   DEFICIT       EQUITY
                          --------- ------- -----------  ------------ -----------  -------------
Balance, August 31,
 1995...................  3,291,475 $32,915 $ 7,378,514    $  --      $(3,867,088)  $ 3,544,341
Exercise of common stock
 options................     74,804     748     158,752       --          --            159,500
Issuance of common stock
 to 401(k) plan.........     19,447     194      79,176       --          --             79,370
Dividend on redeemable
 preferred stock........     --       --       (224,605)      --          --           (224,605)
Issuance of common stock
 (net of expenses)......  1,455,000  14,550   3,527,035       --          --          3,541,585
Unearned stock option
 compensation...........     --       --        632,813    (468,750)      --            164,063
Net loss................     --       --        --            --       (2,848,879)   (2,848,879)
                          --------- ------- -----------    --------   -----------   -----------
Balance, August 31,
 1996...................  4,840,726  48,407  11,551,685    (468,750)   (6,715,967)    4,415,375
                          --------- ------- -----------    --------   -----------   -----------
Exercise of common stock
 options................     83,733     837     193,049       --          --            193,886
Issuance of common stock
 to 401(k) plan.........      6,260      63      27,381       --          --             27,444
Dividend on redeemable
 preferred stock........              --        (79,045)      --          --            (79,045)
Unearned stock option
 compensation...........     --       --        --          468,750       --            468,750
Net loss................     --       --        --            --       (2,657,599)   (2,657,599)
                          --------- ------- -----------    --------   -----------   -----------
Balance, December 31,
 1996...................  4,930,719  49,307  11,693,070       --       (9,373,566)    2,368,811
                          --------- ------- -----------    --------   -----------   -----------
Exercise of common stock
 options................    161,567   1,616     454,661       --          --            456,277
Issuance of common
 stock..................     30,765     308     150,690       --          --            150,998
Dividend on redeemable
 preferred stock........     --       --       (103,036)      --          --           (103,036)
Net income..............     --       --        --            --          285,916       285,916
                          --------- ------- -----------    --------   -----------   -----------
Balance, September 30,
 1997...................  5,123,051 $51,231 $12,195,385    $  --      $(9,087,650)  $ 3,158,966
                          ========= ======= ===========    ========   ===========   ===========

                See accompanying notes to financial statements.

                            ANIKA THERAPEUTICS, INC.

                            STATEMENTS OF CASH FLOWS

                                              NINE
                                             MONTHS    FOUR MONTHS  FISCAL YEAR
                                             ENDED,      ENDED,       ENDED,
                                           SEPT. 30,    DEC. 31,     AUG. 31,
                                              1997        1996         1996
                                           ----------  -----------  -----------
Cash flows from operating activities:
 Net income (loss).......................  $  285,916  $(2,657,599) $(2,848,879)
 Adjustments to reconcile net income
  (loss) to net cash provided by (used
  for) operating activities:
  Depreciation and amortization..........     200,320      129,827      352,209
  Impairment of leasehold improvements...      --          375,924      200,000
  Amortization of unearned stock
   compensation..........................      --          468,750      164,063
  Common stock issued to 401(k) plan and
   Board of Directors....................     150,998       27,444       79,370
  Other long-term liabilities............     (25,760)     (57,225)    (520,757)
  Changes in operating assets and
   liabilities:
   Accounts receivable...................    (481,821)      92,912     (440,940)
   Inventories...........................    (251,717)      32,634      778,136
   Prepaid expenses......................    (219,129)     195,672     (183,247)
   Loan receivable from officer..........     (75,000)     --           --
   Accounts payable and accrued
    expenses.............................     343,582      364,230      786,365
                                           ----------  -----------  -----------
    Net cash used for operating
     activities..........................     (72,611)  (1,027,431)  (1,633,680)
                                           ----------  -----------  -----------
Cash flows used for investing activities:
 Long term deposits......................     (19,000)     (68,765)     --
 Additions to property and equipment.....     (14,286)     (44,048)    (413,752)
                                           ----------  -----------  -----------
    Net cash used for investing
     activities..........................     (33,286)    (112,813)    (413,752)
                                           ----------  -----------  -----------
Cash flows provided by financing
 activities:
 Proceeds from issuance of common stock
  (net)..................................      --          --         3,541,585
 Expenses from issuance of preferred
  stock..................................      --          --           (27,293)
 Proceeds from exercise of stock
  options................................     456,277      193,886      159,500
 Payments on long-term debt..............      --          --          (800,000)
                                           ----------  -----------  -----------
    Net cash provided by financing
     activities..........................     456,277      193,886    2,873,792
                                           ----------  -----------  -----------
    Increase (decrease) in cash and cash
     equivalents.........................     350,380     (946,358)     826,360
Cash and cash equivalents at beginning of
 period..................................   2,704,665    3,651,023    2,824,663
                                           ----------  -----------  -----------
Cash and cash equivalents at end of
 period..................................  $3,055,045  $ 2,704,665  $ 3,651,023
                                           ==========  ===========  ===========
Supplemental disclosure of cash flow
 information:
 Cash paid for interest..................  $    2,771      --       $    42,222
                                           ==========  ===========  ===========
Supplemental disclosure of non cash
 items:
 Repayment of debt through future
  deferred sublease payments.............  $     --    $     --     $   200,000
 Dividend on redeemable preferred stock..  $  103,036  $    79,045  $   224,605
                                           ==========  ===========  ===========

                See accompanying notes to financial statements.

                           ANIKA THERAPEUTICS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

  Anika Therapeutics, Inc. (the Company) develops, manufactures and commercializes therapeutic products and devices intended to promote the protection and healing of bone, cartilage and soft tissue. These products are based on hyaluronic acid (HA), a naturally-occurring, biocompatible polymer found throughout the body. Due to its unique biophysical and biochemical properties, HA plays an important role in a number of physiological functions such as the protection and lubrication of soft tissues and joints, the maintenance of the structural integrity of tissues, and the transport of molecules to and within cells. The Company has been developing HA and HA based products since 1983. The Company's currently marketed products consist of ORTHOVISC(R), which is an HA product used in the treatment of some forms of osteoarthritis in humans and HYVISC(R), which is an HA product used in the treatment of equine osteoarthritis. ORTHOVISC is currently approved for marketing in Canada and Europe; in the U.S. ORTHOVISC is currently limited to investigational use only. The Company manufactures AMVISC(R) and AMVISC Plus(R), which are HA products used as viscoelastic supplements in ophthalmic surgery, for Chiron Vision, a subsidiary of Chiron Corporation. The Company is currently developing INCERT(R), which is an HA based product designed for use in the prevention of post-surgical adhesions. In addition, the Company is collaborating with Orquest, Inc. to develop OSSIGEL(TM), an injectable formulation of basic fibroblast growth factor combined with HA designed to accelerate the healing of bone fractures.

  Commencing on December 31, 1996, the Company changed its fiscal year end from August 31 to December 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  Anika became an independent company in May 1993 when MedChem Products, Inc. ("MedChem"), distributed 3,154,812 shares of outstanding Anika common stock to MedChem stockholders as a dividend.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Cash and cash equivalents consists of cash and investments with original maturities of three months or less.

 Financial Instruments

  The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and redeemable convertible preferred stock approximates fair value because of the short term maturity of these items.

 Inventories

  Inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out (FIFO) method.

                           ANIKA THERAPEUTICS, INC.

 Revenue Recognition

  The Company recognizes revenue on product sales when the products are shipped and the customer takes ownership. The Company records advance payments for products as deferred revenue and records the revenue when the product is shipped.

 Property and Equipment

  Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the respective assets, as follows:

     Machinery and equipment......................................... 5-10 years
     Furniture and fixtures..........................................    5 years
     Leasehold Improvements.......................................... 4-10 years

  Amortization on leasehold improvements is calculated using the straight-line method over the shorter of the lease term or estimated life of the asset.

 Impairment of Long-Lived Assets and Assets to Be Disposed Of

  The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), on September 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

  During the four-month transitional year ended December 31, 1996 and the fiscal year ended August 31, 1996 the Company recorded losses on impairment for certain leasehold improvements of approximately $376,000 and $200,000, respectively. The losses resulted from relocating the corporate offices and the Company's unsuccessful attempts to obtain sublease income sufficient enough to recover the amortization of the improvements.

 Research and Development

  Research and Development costs are expensed as incurred.

 Earnings Per Common Share and Common Share Equivalents

  Earnings per common share and common share equivalents is computed based on the weighted average number of common and dilutive common equivalent shares outstanding. Fully diluted earnings per share, when not determined to be antidilutive, is computed using the most dilutive assumptions and by adjusting the primary earnings per share data for the potential effect of the conversion of the Series A Redeemable Convertible Preferred Stock.

  The previously reported calculation of loss per common share and common share equivalents for the fiscal year ended August 31, 1996 did not include the dividend on Series A Redeemable Convertible Preferred Stock in the calculation of net loss. Accordingly, the previously reported loss per common share and common share equivalents of $0.70 has been adjusted to reflect the preferred stock dividend resulting in a loss per common share and common share equivalents of $0.76 for the fiscal year ended August 31, 1996.

 Income Taxes

  Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective

                           ANIKA THERAPEUTICS, INC.

tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled.

 Stock Based Compensation

  Prior to August 31, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25. "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On September 1, 1996, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net earnings (loss) disclosures for employee stock option grants made in fiscal 1996 and future years as if the fair-value-based method defined in SFAS 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure of SFAS 123 (see note 8).

 Significant Customers

  Chiron Vision and its contract with the Company to purchase AMVISC and AMVISC Plus, accounted for 84%, 94% and 89% of total net sales for the nine-month period ended September 30, 1997, the four-month transitional year ended December 31, 1996 and the fiscal year ended August 31, 1996, respectively. In addition, another customer and its contract with the Company to purchase ORTHOVISC(R) accounted for 10% of total net sales for the nine-month period ended September 30, 1997.

 Concentration of Credit Risks

  The Company invests its excess cash in deposits with major U.S. financial institutions and money market funds. The Company has established guidelines relative to diversification and maturities that maintain safety and liquidity. To date, the Company has not experienced any losses on its cash equivalents and money market funds.

3. INVENTORIES

  Inventories consist of the following:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
     Raw materials...................................  $  588,407    $  691,826
     Work in process.................................   2,144,956     1,780,964
     Finished goods..................................      --             8,856
                                                       ----------    ----------
       Total.........................................  $2,733,363    $2,481,646
                                                       ==========    ==========

4. PROPERTY & EQUIPMENT

  Property and equipment consists of the following:

                                                     SEPTEMBER 30, DECEMBER 31,
                                                         1997          1996
                                                     ------------- ------------
     Machinery and equipment........................  $2,190,415    $2,188,463
     Leasehold improvements.........................   1,408,325     1,397,907
     Furniture and fixtures.........................     280,875       278,960
                                                      ----------    ----------
       Total........................................  $3,879,615    $3,865,330
                                                      ==========    ==========

                            ANIKA THERAPEUTICS, INC.

5. LOAN RECEIVABLE FROM OFFICER

  Loan receivable consists of a loan to an officer of the Company made on March 17, 1997. The entire balance is due at the earlier of the end of five years or at the termination of the officer's employment. Interest accrues at an annual rate of 6% and is payable monthly over the term of the loan.

6. ACCRUED EXPENSES

  Accrued expenses consists of the following:

                                                      SEPTEMBER 30, DECEMBER 31,
                                                          1997          1996
                                                      ------------- ------------
     Accrued compensation............................  $  250,569    $  308,496
     Other accrued expenses..........................     916,943       746,738
                                                       ----------    ----------
       Total.........................................  $1,167,512    $1,055,234
                                                       ==========    ==========

7. LEASE OBLIGATIONS

  The Company leases two facilities with one lease expiring in February 2001and the other in October 2001. One facility was vacated and is currently being partially sublet. These subleases are accounted for as operating leases. Net rental payments in connection with the leases, totaled $264,691 for the nine month period ended September 30, 1997, $115,074 for the four-month transitional year ended December 31, 1996 and $369,928 for the fiscal year ended August 31, 1996. Future minimum lease payments under the operating leases and sublease income for the years ending September 30 are as follows:

                                                    LEASE    SUBLEASE    NET
                                                   PAYMENTS   INCOME   PAYMENTS
                                                  ---------- -------- ----------
     1998........................................ $  417,175 $ 52,412 $  364,763
     1999........................................    433,556   53,311    380,245
     2000........................................    450,756   54,883    395,873
     2001........................................    244,918   55,548    189,370
     2002........................................      7,464    4,629      2,835
                                                  ---------- -------- ----------
       Total..................................... $1,553,869 $220,783 $1,333,086
                                                  ========== ======== ==========

                           ANIKA THERAPEUTICS, INC.

8. STOCK OPTION PLAN

  In 1993, the Company adopted the Anika Therapeutics, Inc. Stock Option Plan (the "Plan") and reserved 1,000,000 shares of Anika common stock for the grant of stock options for employees, officers, directors, consultants and advisors of the Company. In addition, the Company also established the Directors Stock Option Plan (the "Directors Plan") and reserved 40,000 shares for the Board of Directors. On March 21, 1995 the Company's Board of Directors approved an increase in the number of shares reserved for grant under the Plan by 1,000,000 to 2,000,000 shares and the Company's stockholders approved such an increase at the Annual Meeting of Stockholders held on January 10, 1996. Combined option activity for both plans is summarized as follows:

                                                                      WEIGHTED
                                                                    AVG EXERCISE
                                                                     PRICE PER
                                                          SHARES       SHARE
                                                         ---------  ------------
     Balance at September 1, 1995....................... 1,346,072     $2.55
       Granted..........................................   302,750      1.69
       Canceled.........................................  (146,391)     2.83
       Exercised........................................   (74,804)     2.13
                                                         ---------     -----
     Balance at August 31, 1996......................... 1,427,627      2.36
       Granted..........................................   435,500      4.91
       Canceled.........................................    --           --
       Exercised........................................   (83,732)     2.35
                                                         ---------     -----
     Balance at December 31, 1996....................... 1,779,395      2.99
       Granted..........................................    33,000      5.48
       Canceled.........................................   (14,333)     2.42
       Exercised........................................  (161,567)     2.82
                                                         ---------     -----
     Balance at September 30, 1997...................... 1,636,495     $3.06
                                                         =========     =====

  Generally, options vest in varying installments up to four years after the date of grant and have an expiration date no later than ten years after the date of grant. The price range of options exercisable as of September 30, 1997, December 31, 1996 and August 31, 1996 was from $2.25 to $4.75, $1.067 to
$2.625 and $1.383 to $4.781, respectively. Options for 1,636,495 shares were exercisable at September 30, 1997.

  During 1996, options for 302,750 shares of its $.01 par value common stock were granted by the Company. The Company recorded deferred compensation of $632,813 on options for 168,750 shares to account for the difference between the market value of the stock at the time of grant and exercise price of the options.

  The Company applies APB Opinion No. 25 and related interpretations in accounting for the plan. Accordingly, no compensation cost has been recognized in the accompanying financial statements for its fixed stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for grants under this plan consistent with the methodology of SFAS 123, the Company's net income (loss) for the nine month period ended September 30, 1997, the four-month transitional year ended December 31, 1996, and the fiscal year ended August 31, 1996 would have changed to the pro forma amounts as follows:

                                         NINE MONTHS  FOUR MONTHS  FISCAL YEAR
                                            ENDED        ENDED        ENDED
                                        SEPTEMBER 30,  DECEMBER    AUGUST 31,
                                            1997       31, 1996       1996
                                        ------------- -----------  -----------
     Net income (loss) reported........   $285,916    $(2,657,599) $(2,848,879)
     Pro forma net loss................   $(43,876)   $(2,765,290) $(3,162,717)
                                          ========    ===========  ===========

                           ANIKA THERAPEUTICS, INC.

  The per share weighted-average fair value of stock options granted during the nine month period ended September 30, 1997, the four-month transitional year ended December 31, 1996, and the fiscal year ended August 31, 1996 was $5.48, $4.91, and $1.69, respectively, estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants: no dividend yield for all three years; expected volatility of 56.15%, 57.8% and 57.9%, respectively; risk-free interest rates of 6.0% for all periods; and expected lives of six years.

  Pro forma net loss reflects only options granted in the nine month period ended September 30, 1997, the four month transitional year ended December 31, 1996, and the fiscal year ending August 31, 1996. Therefore, the full impact of compensation cost for stock options under SFAS 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of up to four years, and compensation cost for options granted prior to September 1, 1995 is not considered.

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK

  On May 17, 1995, the Company issued 120,970 shares of Series A Preferred Stock ("Series A stock") at a selling price of $20.00 per share for a total consideration of $2,235,642, net of offering costs.

  Each share of the Series A stock is convertible into 10 shares of common stock at any time at the option of the holder. The Series A stock may be converted into common stock, at the Company's option, upon closing of a public offering if the proceeds to the Company are at least $20,000,000 and the sale price per common share is at least $6.00. The stock contains provisions to adjust the conversion ratio in the event of certain dilutive and other transactions.

  In addition, each share of the Series A stock is entitled to receive an annual dividend on May 1 of each year, at a rate of $1.80 per share, payable in additional shares of Series A stock, with the number of dividend shares determined by the price of Anika's underlying common stock. The Company may elect to pay the dividend in cash if certain financial covenants are met. During each consecutive ninety day period in which the average quarterly price of Anika's common stock remains above $6.00 per share, no dividend will accrue. As of June 5, 1997, the Company ceased accruing dividends. For the period May 1, 1996 to April 30, 1997 the Company issued 3,952 additional shares of Series A stock to preferred Shareholders as a dividend payment. For the period May 17, 1995 through April 30, 1996, Anika issued 5,289 additional shares of Series A stock to the preferred shareholders as a dividend payment. The total recorded values of the dividend payment were $227,266 and $208,227, respectively. For the nine months ended September 30, 1997, the four month transitional year ended December 31, 1996 and the fiscal year ended August 31, 1996, accrued dividends payable were $24,628, $158,737 and $79,693, respectively.

  The outstanding balance of Series A stock will be redeemed at $20.00 per share plus accrued dividends at the option of the holder in three equal installments beginning on May 17, 2000. The Company has the option to redeem the Series A stock on or after May 17, 2000 if the common stock price is in excess of $10.00 and a certain trading volume requirement is met.

  The holders of the Series A stock are entitled to liquidation preference over the common shareholders at $20.00 per share plus accrued dividends. Each share of the Series A stock has voting rights equal to the number of common shares into which each share of preferred is convertible at the time as such vote. In addition, the holders of the Series A stock are entitled to certain representation on the Company's Board of Directors based upon the number of shares outstanding.

10. COMMON STOCK

  In March, 1996 the Company completed a financing involving the private placement of 1,455,000 shares of newly issued common stock to institutional and private accredited investors. Total gross proceeds were

                           ANIKA THERAPEUTICS, INC.

$3,986,700 and net proceeds to the Company after fees and expenses were $3,541,585. In addition, the Company granted certain registration rights and filed a registration statement with the Securities and Exchange Commission that was declared effective by the Securities and Exchange Commission on May 23, 1996. The proceeds from the private placement were used to repay a $1,000,000 debt obligation and for general working capital purposes.

11. WARRANTS

  In connection with the sale of Series A Redeemable Convertible Preferred Stock ("Series A stock"), the Company issued warrants to the holders of Series A stock to purchase 60,485 shares of Series A stock, exercisable at $20.00 per share. The warrants expire on May 17, 2000. If the price of the Company's common stock is in excess of $6.00 per share for a consecutive ninety day period, the Company can require the exercise of the warrants. At October 22, 1997, the notice for the mandatory exercise of the warrants by the Company was sent in accordance with this provision.

  In connection with the private placement of newly issued common stock in March, 1996, the Company issued warrants to Leerink, Swann, Garrity, Sollami, Yaffe and Wynn, Inc., ("Leerink Swann & Company"), for 146,664 shares of common stock exercisable at $3.00 per share and warrants for 57,036 shares of common stock exercisable at $4.00 per share. L. Eric Swann, a partner of Leerink, Swann & Company, is the son of David A. Swann, Chairman of the Board of Directors of the Company.

12. EMPLOYEE BENEFIT PLAN

  Full-time employees are eligible to participate in the Company 401(k) savings plan. Employees may elect to contribute a percentage of their compensation to the plan, and the Company will make matching contributions up to a limit of 5% of an employee s compensation. In addition, the Company can make annual discretionary contributions. For the nine month period ended September 30, 1997, the four-month transitional year ended December 31, 1996, and the fiscal year ended August 31, 1996, the Company's matching contributions and any discretionary contributions to the plan were in the form of Anika common stock. The Company's total 401(k) savings plan expense for each respective period listed above was $107,248, $27,444 and $79,370, respectively.

13. INCOME TAXES

  Deferred tax assets, net of any valuation allowance, and liabilities arising from temporary differences, income tax credit carryforwards and loss carryforwards are measured by using tax rates expected to be in effect when they reverse or are realized. The components of the net deferred tax asset are as follows:

                                         NINE MONTHS  FOUR MONTHS  FISCAL YEAR
                                            ENDED        ENDED        ENDED
                                        SEPTEMBER 30,  DECEMBER    AUGUST 31,
                                            1997       31, 1996       1996
                                        ------------- -----------  -----------
Gross deferred tax assets:
  Depreciation.........................  $   737,061  $   636,386  $   461,151
  Accrued expenses & other.............      234,234      186,201      149,368
  Inventory loss reserve...............       89,301       35,430      158,969
  Non-qualified stock option
   amortization........................      188,767      103,822       66,069
  Uniform capitalization...............       82,996       62,861       50,754
  Net operating loss carryforward......    2,883,667    3,295,569    2,267,960
  Credit carryforward..................      203,347      154,347       18,388
                                         -----------  -----------  -----------
Gross deferred tax assets..............    4,419,373    4,474,616    3,172,659
  Less: valuation allowance............   (4,419,373)  (4,474,616)  (3,172,659)
                                         -----------  -----------  -----------
Net deferred tax asset.................  $   --       $   --       $   --
                                         ===========  ===========  ===========

                           ANIKA THERAPEUTICS, INC.

  Income tax expense was $16,259 for the nine month period ended September 30, 1997 and zero for the four month transitional year ended December 31, 1996 and the fiscal year ended August 31, 1996, respectively, and differs from the amounts computed by applying the U.S. Federal income tax rate of thirty-four percent to pretax income as a result of the following:

                                         NINE MONTHS  FOUR MONTHS    FISCAL
                                            ENDED        ENDED     YEAR ENDED
                                        SEPTEMBER 30, DECEMBER 31, AUGUST 31,
                                            1997          1996        1996
                                        ------------- ------------ ----------
Computed expected tax (benefit)
 expense...............................   $102,739     $ (903,584) $ (968,619)
State tax (benefit) expense (net of
 federal benefit)......................     18,946       (166,631)   (178,323)
Nondeductible expenses.................      2,428            517       1,638
Increase in credit carryforward........    (49,000)      (219,361)     (9,200)
Other..................................    (61,617)         5,335         149
Change in valuation allowance related
 to income tax benefit.................      2,763      1,283,724   1,154,355
                                          --------     ----------  ----------
Tax expense............................   $ 16,259     $   --      $   --
                                          ========     ==========  ==========

  The valuation allowance for deferred tax assets was $4,419,373 at September 30, 1997, a decrease of $55,243 over the balance of $4,474,616 at December 31, 1996. The valuation allowance for deferred tax assets was $4,474,616 at December 31, 1996 an increase of $1,301,957 over the balance of $3,172,659 at August 31, 1996. Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets will be allocated as follows:

                                                                    NINE MONTHS
                                                                       ENDED
                                                                   SEPTEMBER 30,
                                                                       1997
                                                                   -------------
        Income tax benefit........................................  $4,399,238
        Additional paid in capital................................      20,135
                                                                    ----------
                                                                    $4,419,373
                                                                    ==========

  The Company has total Federal and state net operating losses of $7,098,910 and $6,886,255 for the nine months ended September 30, 1997, respectively.

  The Federal net operating losses will begin to expire beginning 2008. The state net operating losses will begin to expire in 1997. However, if changes in the Company's stock ownership exceed 50% of the value of the Company Stock during any three-year period, the utilization of the federal net operating loss and credit-carryforwards may be subject to limitations.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
The Company..............................................................  18
Use of Proceeds..........................................................  18
Price Range of Common Stock and Dividend Policy..........................  19
Capitalization...........................................................  20
Selected Financial Data..................................................  21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  22
Business.................................................................  29
Management...............................................................  43
Certain Transactions.....................................................  51
Principal and Selling Stockholders.......................................  52
Description of Capital Stock.............................................  54
Shares Eligible for Future Sale..........................................  56
Underwriting.............................................................  58
Legal Matters............................................................  59
Experts..................................................................  59
Additional Information...................................................  59
Index to Financial Statements............................................ F-1

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,000,000 SHARES

                         [LOGO OF ANIKA APPEARS HERE]

                                 COMMON STOCK

                                ---------------

                                  PROSPECTUS

                                ---------------

                                  FURMAN SELZ

                         VOLPE BROWN WHELAN & COMPANY

                            LEERINK SWANN & COMPANY

                                       , 1997

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company is a Massachusetts corporation. Reference is made to Chapter 156B, Section 13 of the Massachusetts Business Corporation Law (the "MBCL"), which enables a corporation in its original articles of organization or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for violations of the director's fiduciary duty, except
(i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Sections 61 and 62 of the MBCL (providing for liability of directors for authorizing illegal distributions and for making loans to directors, officers and certain shareholders) or (iv) for any transaction from which a director derived an improper personal benefit.

  Reference also is made to Chapter 156B, Section 67 of the MBCL, which provides that a corporation may indemnify directors, officers, employees and other agents and persons who serve at its request as directors, officers, employees or other agents of another organization or who serve at its request in any capacity with respect to any employee benefit plan, to the extent specified or authorized by the articles of organization, a by-law adopted by the stockholders or a vote adopted by the holders of a majority of the shares of stock entitled to vote on the election of directors. Such indemnification may include payment by the corporation of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he shall be adjudicated to be not entitled to indemnification under Section 67 which undertaking may be accepted without reference to the financial ability of such person to make repayment. Any such indemnification may be provided although the person to be indemnified is no longer an officer, director, employee or agent of the corporation or of such other organization or no longer serves with respect to any such employee benefit plan. No indemnification shall be provided, however, for any person with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interest of the corporation or to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

  The Articles of Organization of the Company (see Exhibit 3.1) provide for indemnification of the officers and directors of the Company to the full extent permitted by applicable law.

  The Company and its directors and officers currently carry liability insurance.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION(1)

  The following table sets forth the estimated expenses payable by the Company in connection with this offering (excluding underwriting discounts and commissions):

     NATURE OF EXPENSE                                                 AMOUNT
     -----------------                                                --------
     SEC Registration Fee............................................ $  8,233
     NASD Filing Fee.................................................    3,217
     Nasdaq National Market Listing Fee..............................   40,955
     Accounting Fees and Expenses....................................   50,000
     Legal Fees and Expenses.........................................  275,000
     Printing Expenses...............................................  100,000
     Blue Sky Qualification Fees and Expenses (including attorney's
      fees)..........................................................    5,000
     Miscellaneous...................................................   17,595
                                                                      --------
       Total......................................................... $500,000
                                                                      ========

----------
(1) The amounts set forth above, except for the SEC, NASD and Nasdaq National Market fees, are in each case estimated.

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

  During the past three years, the Company has issued unregistered securities to a limited number of persons, as described below. No underwriters or underwriting discounts or commissions were involved. There was no public offering in any such transaction, and the Company believes that each transaction was exempt from the registration requirements of the Securities Act, by reason of Section 4(2) thereof, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning the Company and acquired the securities for investment and not with a view to the distribution thereof.

    (1) In February 1996, the Company sold 1,455,000 shares of Common Stock in a private placement, at a price per share of $2.75 per share, and in connection therewith also issued warrants to Leerink, Swann, Garrity, Sollami, Yaffe and Wynn, Inc., the placement agent, for 146,664 shares of Common Stock at $3.00 per share and 57,036 shares of Common Stock at $4.00 per share, in reliance upon the exemption from registration under Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

    (2) In May, 1995, the Company sold 120,970 shares of Preferred Stock in a private placement for a purchase price of $20 per share, and in connection therewith also issued warrants to the holders of Preferred Stock to purchase 60,485 additional shares of Preferred Stock at an exercise price of $20 per share, in reliance upon the exemption from registration under
  Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

ITEM 27. EXHIBITS

  (a) Exhibits. The following is a complete list of Exhibits filed as part of this Registration Statement.

        **1.1  Form of Underwriting Agreement.
         +3.1  Amended and Restated Articles of Organization of Anika
               Therapeutics, Inc. ("Anika") as amended.
       +++3.2  Certificate of Vote of Directors Establishing A Series of
               Convertible Preferred Stock.
   +++++++3.3  Amendment to Amended and Restated Articles of Organization of
               Anika, as amended.
   +++++++3.4  By-Laws of Anika, as amended.
          4.1  Form of Stock Certificate.
          5.1  Legal Opinion of Goodwin, Procter & Hoar LLP.
       +*10.1  Settlement Agreement dated January 11, 1991 among MedChem
               Products, Inc., ("MedChem"), Kabi Pharmacia AB, Pharmacia Inc.,
               Dr. Endre Balazs and IOLAB corporation.
       +*10.2  Third Amendment to Distribution Agreement dated as of January
               11, 1991 between Anika and IOLAB Corporation, as amended.
       ++10.3  Fourth Amendment to Distribution Agreement dated as of August 1,
               1994 between Anika and IOLAB Corporation, as amended.
      ++*10.4  Supply Agreement dated as of August 1, 1994 between Anika and
               IOLAB Corporation.
       +*10.5  Sponsored Research Agreement dated as of June 18, 1992 between
               Tufts University and Anika, as amended.
        +10.6 Form of TMJ Agreement dated as of April 29, 1993 between Anika and MedChem.
        +10.7  Form of Sublease Agreement dated as of April 29, 1993 between
               Anika and MedChem.
        +10.8  Form of Tax Matters Agreement dated as of April 29, 1993 between
               Anika and MedChem.
        +10.9  Form of Plan and Agreement of Distribution dated as of April 29,
               1993 between MedChem and Anika.
         10.10 1993 Stock Option Plan, as amended.
 ++++++++10.11 1993 Directors Stock Option Plan.
       +*10.12 License Agreement dated as of July 22, 1992 between Tufts
               University and Anika, as amended.

    +++10.13 Series A Preferred Stock Purchase Agreement by and among the
             Purchasers Listed on Schedule 1 thereto and Anika, dated as of May
             17, 1995.
    +++10.14 Shareholders' Agreement by and among Anika and the Stockholders listed on Schedule 1 thereto, dated as of May 17, 1995.
    +++10.15 Form of Stock Subscriptions Warrant to Purchase Series A Preferred
             Stock of Anika.
   ++++10.16 Lease dated March 10, 1995 between Cummings Properties and Anika.
  +++++10.17 Amended and Restated Employment Agreement with David A. Swann, dated as of February 1, 1996.
  +++++10.18 Non-Disclosure and Non-Competition Agreement with David A. Swann, dated as of February 1, 1996.
  +++++10.19 Non-Statutory Stock Option Agreement with David A. Swann, dated as of February 1, 1996.
 ++++++10.20 Resignation and Consulting Agreement dated February 16, 1996 between Anika and Mr. Sullivan.
  +++++10.21 Portion of Form of Stock Purchase Agreement dated as of March 1,
             1996 containing undertaking by the Company to register shares of Common Stock.
  +++++10.22 (i) Warrant Agreement dated as of April 1, 1996 relating to
             146,664 shares of Common Stock.
             (ii) Warrant Agreement dated as of April 1, 1996 relating to
             57,036 shares of Common Stock.
     **10.23 Letter Agreement dated as of August 27, 1997 between the Company and Leerink Swann & Company relating to Registration Rights.
 ++++++10.24 Employment Agreement dated September 24, 1996 between Anika and
             Mr. Engle.
     **10.25 Promissory note for $75,000 dated as of March 17, 1997 from J.
             Melville Engle to the Company.
    ***10.26 Exclusive Distribution Agreement dated as of November 7, 1997 between Anika and Zimmer, Inc.
     **11.1  Statement of Computation of Per Share Earnings.
       23.1  Consent of Independent Accountants.
       23.2  Consent of Goodwin, Procter & Hoar LLP (included in Exhibit 5.1)
     **23.3  Consent of Hamilton, Brook, Smith & Reynolds, P.C.
     **27.1  Financial Data Schedule.

----------
       *Confidential treatment granted as to certain portions of this Exhibit.

      **Previously filed.

     ***Previously filed and confidential treatment granted as to certain portions of this Exhibit.

       + Incorporated by reference to Exhibits to the Registration Statement of Form 10 (File No. 0-21326) filed by Anika on March 5, 1993.
      ++ Incorporated by reference to Exhibits to Anika's Form 10-K for the fiscal year ended August 31, 1994 as filed on November 23, 1994.
     +++ Incorporated by reference to Exhibits to Anika's Form 10-Q/A for the quarterly period ended May 31, 1995 as filed by Anika on July 29, 1995.
    ++++ Incorporated by reference to Exhibits to Anika's Form 10-K for the fiscal year ended August 31, 1995 as filed on November 28, 1995 +++++ Incorporated by reference to Exhibits to Anika's Form 10-Q for the quarterly period ended February 29, 1996 as filed on April 15, 1996. ++++++ Incorporated by reference to Exhibits to Anika's Form 10-KSB for the year ended August 31, 1996 as filed on November 27, 1996.
 +++++++ Incorporated by reference to Exhibits to Anika's Form 10-QSB for the quarterly period ended November 30, 1996 as filed on January 14, 1997.
++++++++ Incorporated by reference to Exhibits to Anika's Form 10/A (File No.
         0-21326) as filed on April 28, 1993.

ITEM 28. UNDERTAKINGS

  The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), Anika Therapeutics, Inc. certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts, on the 24th day of November, 1997.

                                          Anika Therapeutics, Inc.

                                                   /s/ J. Melville Engle
                                          By: _________________________________
                                                     J. MELVILLE ENGLE
                                              PRESIDENT (PRINCIPAL EXECUTIVE
                                                   OFFICER) AND DIRECTOR

  Pursuant to the requirements of the Securities Act, Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

            SIGNATURE                      CAPACITY                   DATE


                                   Chairman of the Board
_________________________________                                November
         DAVID A. SWANN                                          1997

                *                  Director
_________________________________                                November 24,
         JOSEPH L. BOWER                                         1997

                *                  Director
_________________________________                                November 24,
       EUGENE A. DAVIDSON                                        1997

                                   Director                      November
_________________________________                                1997
      JONATHAN D. DONALDSON

                *                  Director
_________________________________                                November 24,
          SAMUEL MCKAY                                           1997

                *                  Director
_________________________________                                November 24,
          HARVEY SADOW                                           1997

                *                  Director
_________________________________                                November 24,
        STEVEN E. WHEELER                                        1997

      /s/ J. Melville Engle        President (Principal
_________________________________   Executive Officer) and       November 24,
        J. MELVILLE ENGLE           Director                     1997

        /s/ Sean F. Moran          Vice President of Finance
_________________________________   and Treasurer (Principal     November 24,
          SEAN F. MORAN             Financial and Accounting     1997
                                    Officer)

        /s/ Sean F. Moran
*By: ____________________________
 SEAN F. MORAN, ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

    EXHIBIT
      NO.                             DESCRIPTION                          PAGE
    -------                           -----------                          ----
        **1.1  Form of Underwriting Agreement.
         +3.1  Amended and Restated Articles of Organization of Anika
               Therapeutics, Inc. ("Anika") as amended.
       +++3.2  Certificate of Vote of Directors Establishing A Series of
               Convertible Preferred Stock.
   +++++++3.3  Amendment to Amended and Restated Articles of
               Organization of Anika, as amended.
   +++++++3.4  By-Laws of Anika, as amended.
          4.1  Form of Stock Certificate.
          5.1  Legal Opinion of Goodwin, Procter & Hoar LLP.
       +*10.1  Settlement Agreement dated January 11, 1991 among MedChem
               Products, Inc., ("MedChem"), Kabi Pharmacia AB, Pharmacia
               Inc., Dr. Endre Balazs and IOLAB corporation.
       +*10.2  Third Amendment to Distribution Agreement dated as of
               January 11, 1991 between Anika and IOLAB Corporation, as
               amended.
       ++10.3  Fourth Amendment to Distribution Agreement dated as of
               August 1, 1994 between Anika and IOLAB Corporation, as
               amended.
      ++*10.4  Supply Agreement dated as of August 1, 1994 between Anika and IOLAB Corporation.
       +*10.5  Sponsored Research Agreement dated as of June 18, 1992 between Tufts University and Anika, as amended.
        +10.6  Form of TMJ Agreement dated as of April 29, 1993 between
               Anika and MedChem.
        +10.7  Form of Sublease Agreement dated as of April 29, 1993 between Anika and MedChem.
        +10.8  Form of Tax Matters Agreement dated as of April 29, 1993 between Anika and MedChem.
        +10.9  Form of Plan and Agreement of Distribution dated as of
               April 29, 1993 between MedChem and Anika.
         10.10 1993 Stock Option Plan, as amended.
 ++++++++10.11 1993 Directors Stock Option Plan.
       +*10.12 License Agreement dated as of July 22, 1992 between Tufts
               University and Anika, as amended.
      +++10.13 Series A Preferred Stock Purchase Agreement by and among the Purchasers Listed on Schedule 1 thereto and Anika,
               dated as of May 17, 1995.
      +++10.14 Shareholders' Agreement by and among Anika and the
               Stockholders listed on Schedule 1 thereto, dated as of
               May 17, 1995.
      +++10.15 Form of Stock Subscriptions Warrant to Purchase Series A
               Preferred Stock of Anika.
     ++++10.16 Lease dated March 10, 1995 between Cummings Properties and Anika.
    +++++10.17 Amended and Restated Employment Agreement with David A.
               Swann, dated as of February 1, 1996.
    +++++10.18 Non-Disclosure and Non-Competition Agreement with David
               A. Swann, dated as of February 1, 1996.

   EXHIBIT
     NO.                             DESCRIPTION                           PAGE
   -------                           -----------                           ----
  +++++10.19 Non-Statutory Stock Option Agreement with David A. Swann, dated as of February 1, 1996.
 ++++++10.20 Resignation and Consulting Agreement dated February 16,
             1996 between Anika and Mr. Sullivan.
  +++++10.21 Portion of Form of Stock Purchase Agreement dated as of
             March 1, 1996 containing undertaking by the Company to
             register shares of Common Stock.
  +++++10.22 (i) Warrant Agreement dated as of April 1, 1996 relating to
             146,664 shares of Common Stock.
             (ii) Warrant Agreement dated as of April 1, 1996 relating
             to 57,036 shares of Common Stock.
     **10.23 Letter Agreement dated as of August 27, 1997 between the
             Company and Leerink Swann & Company relating to
             Registration Rights.
 ++++++10.24 Employment Agreement dated September 24, 1996 between Anika and Mr. Engle.
     **10.25 Promissory note for $75,000 dated as of March 17, 1997 from
             J. Melville Engle to the Company.
    ***10.26 Exclusive Distribution Agreement dated as of November 7,
             1997 between Anika and Zimmer, Inc.
     **11.1  Statement of Computation of Per Share Earnings.
       23.1  Consent of Independent Accountants.
       23.2  Consent of Goodwin, Procter & Hoar LLP (included in Exhibit
             5.1)
     **23.3  Consent of Hamilton, Brook, Smith & Reynolds, P.C.
     **27.1  Financial Data Schedule.

----------
       *Confidential treatment granted as to certain portions of this Exhibit.

      **Previously filed.

     ***Previously filed and confidential treatment granted as to certain portions of this Exhibit.

       + Incorporated by reference to Exhibits to the Registration Statement of Form 10 (File No. 0-21326) filed by Anika on March 5, 1993.
      ++ Incorporated by reference to Exhibits to Anika's Form 10-K for the fiscal year ended August 31, 1994 as filed on November 23, 1994.
     +++ Incorporated by reference to Exhibits to Anika's Form 10-Q/A for the quarterly period ended May 31, 1995 as filed by Anika on July 29, 1995.
    ++++ Incorporated by reference to Exhibits to Anika's Form 10-K for the fiscal year ended August 31, 1995 as filed on November 28, 1995 +++++ Incorporated by reference to Exhibits to Anika's Form 10-Q for the quarterly period ended February 29, 1996 as filed on April 15, 1996. ++++++ Incorporated by reference to Exhibits to Anika's Form 10-KSB for the year ended August 31, 1996 as filed on November 27, 1996.
 +++++++ Incorporated by reference to Exhibits to Anika's Form 10-QSB for the quarterly period ended November 30, 1996 as filed on January 14, 1997.
++++++++ Incorporated by reference to Exhibits to Anika's Form 10/A (File No.
         0-21326) as filed on April 28, 1993.